As filed with the Securities and Exchange Commission on September 29, 2006
Registration No. 333-137147

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to the
Form SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CITIZENS FIRST CORPORATION
(Name of small business issuer in its charter)

Kentucky	6021	61-0912615
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1065 Ashley Street, Bowling Green, Kentucky 42103
(270) 393-0700
(Address and telephone number of principal executive offices)

Mary D. Cohron
President and Chief Executive Officer
1065 Ashley Street
Bowling Green, Kentucky 42103
(270) 393-0700
(Name, address and telephone number of agent for service)

Copies of all communications to:

Caryn F. Price, Esq. Wyatt, Tarrant & Combs, LLP 500 West Jefferson Street Suite 2800 Louisville, Kentucky 40202 Telephone: (502) 589-5235	Neil E. Grayson, Esq. Jason R.Wolfersberger, Esq. Nelson Mullins Riley & Scarborough LLP 999 Peachtree Street, N.E., Suite 1400 Atlanta, Georgia 30309 Telephone: (404) 817-6000

Approximate date of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Maximum Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee(3)
Common stock	1,035,000	$19.625	$20,311,875	$2,173.37

(1)	Includes 135,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the bid and asked price on August 31, 2006.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2006

PRELIMINARY PROSPECTUS

900,000 Shares

Common Stock

Citizens First Corporation is the holding company for Citizens First Bank, Inc., a Kentucky state chartered bank headquartered in Bowling Green, Kentucky. We are offering 900,000 shares of our common stock. In June 2006, we entered into an agreement to purchase Kentucky Banking Centers, Inc., a Kentucky state chartered bank headquartered in Glasgow, Kentucky. The proceeds from this offering will be used to fund a portion of this acquisition.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “CZFC.OB.” The last reported sale price of our common stock on the OTC Bulletin Board on September 28, 2006 was $20.05. We have applied to list our common stock on the NASDAQ Global Market under the symbol “CZFC.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 17 to read about factors you should consider before you make your investment decision.

	Per Share	Total

Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Citizens First Corporation	$	$

(1)	The underwriting discount is $ per share, except with respect to shares with up to an aggregate maximum purchase price of $2.0 million, reserved for sale to our directors, officers and employees. The underwriting discount for these shares is $ per share.

We have granted the underwriters a 30-day option to purchase up to 135,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the common stock to purchasers against payment in New York, New York on or about          , 2006, subject to customary closing conditions.

The date of this prospectus is          , 2006.

Bowling Green
Franklin
Legend
Citizens First offices
Kentucky Banking Centers offices
Louisville
Kentucky
Bowling Green
BUTLER
EDMONSON
HART
WARREN
BARREN
METCALFE
LOGAN
SIMPSON
ALLEN
MONROE
MONTGOMERY
ROBERTSON
SUMNER
CHEATHAM
Nashville
DAVIDSON
Tennessee

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus will be materially accurate so long as we permit this prospectus to be used. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.

Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” and “our” refer to Citizens First Corporation and its subsidiary, Citizens First Bank, Inc., on a consolidated basis.

SUMMARY

This summary highlights material information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus and the financial statements before making a decision to invest in our common stock. All financial information, operating statistics and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, referred to as GAAP, unless otherwise noted.

Citizens First Corporation

We are a Kentucky corporation that serves as the holding company for Citizens First Bank, Inc., a Kentucky state chartered bank headquartered in Bowling Green, Warren County, Kentucky. Citizens First Bank opened for business in February 1999. We are locally managed and owned, and we operate as a traditional community bank. We believe that the responsiveness, customized products and services and personal attention we provide to our customers is responsible for our growth to date. At June 30, 2006, we had consolidated assets of approximately $202.9 million, deposits of approximately $162.0 million and shareholders’ equity of approximately $20.6 million.

Our strategy is to continue to grow our community bank franchise by emphasizing local management and providing superior customer service, while achieving operating efficiencies and maintaining strong credit quality and financial performance. We believe the following strengths of our business differentiate us and provide us with a competitive advantage.

•	Strategic Expansion. We have expanded from a single office in Bowling Green to five offices in Warren and Simpson Counties in Kentucky. In June 2006, we entered into an agreement to acquire Kentucky Banking Centers, a $126.6 million asset bank as of June 30, 2006, with offices in Glasgow, Horse Cave and Munfordville, Kentucky, which will provide us additional access to growing communities in our market area. We intend to continue to expand in our market area through internal growth, the opening of new offices and selective acquisitions.

•	Our Management Team. We have assembled a team of bankers with expertise in servicing individuals and small- to medium-sized businesses, many of whom participated in the successful growth of Trans Financial, Inc., a bank holding company formerly headquartered in Bowling Green. Trans Financial was acquired by Star Bank in 1998. We will continue to emphasize experienced local management with a strong commitment to the communities we serve.

•	Our Market Area. Our bank is headquartered in Bowling Green, Warren County, Kentucky, and we currently have one office in Franklin, located in adjacent Simpson County. Our market area consists of the ten county region located in south central Kentucky known as the Barren River Area Development District and extends south into the outlying suburban growth areas of Nashville, Tennessee. In recent years, this market area has experienced notable economic growth, driven by industry expansion and population growth in Bowling Green. We believe that this combination of population and economic growth will continue to support businesses such as real estate development, construction, manufacturing and education and favors the expansion of community-based banking services in our market area.

Strategic Expansion

Through internal growth, expansion of our branch network and strategic acquisitions, we believe we can significantly increase our market share in our primary market area. According to FDIC data as of June 30, 2005, our market share represented 9.8% and 5.3% of the total deposit market of Warren County and Simpson County, respectively. In the past six years, we have expanded from a single office in Bowling Green, Kentucky to five offices in Warren and Simpson Counties in Kentucky. We opened our Simpson County branch in 2003 after hiring seasoned community bankers in that county. To support the growing needs of our customers, we opened a new main office in Bowling Green in March 2006, and we anticipate opening new offices in Franklin in November 2006 and in Bowling Green by the end of 2007. We plan to open new offices only after both identifying and hiring experienced local executives to manage our operations in those offices. We will also consider expanding into growing markets within our primary market area or nearby markets by engaging in selective acquisitions of other financial institutions that have experienced management who share a common philosophy and approach to community banking.

In June 2006, we entered into a definitive agreement to acquire Kentucky Banking Centers, a Kentucky state chartered bank headquartered in Glasgow, Kentucky, for a cash purchase price of $20.0 million. We intend to fund the purchase price through a combination of the issuance of common stock in this offering and a separate offering of trust preferred securities. When completed, our acquisition of Kentucky Banking Centers will add to Citizens First Bank approximately $126.6 million in assets, $83.9 million in net loans and $115.2 million in deposits, along with three additional offices in our market area.

We believe that our acquisition of Kentucky Banking Centers will provide us additional access to growing communities in our market area, as well as a stable and profitable deposit base. According to FDIC data as of June 30, 2005, the proposed combination will give us a 40.2% market share in Hart County and a 6.9% market share in Barren County. Our management team has extensive experience in Kentucky Banking Centers’ market and we believe the combined bank will be well positioned to increase its growth in these areas through the offering of more sophisticated banking products, our focused marketing efforts and the addition of one or more branches in Barren County. We have offered and expect to retain substantially all of the employees of Kentucky Banking Centers. We believe this will help expedite the integration of our businesses and provide continuity for all of our customers.

Our acquisition of Kentucky Banking Centers is anticipated to close in the fourth quarter of 2006 and is conditioned upon receiving the requisite regulatory approvals.

Our Management Team

Our management team consists of an experienced team of bankers, combining extensive market knowledge with an energetic culture. A significant number of members of our management team served the Bowling Green market and surrounding area for many years as officers, directors or employees of Trans Financial. Trans Financial, formerly headquartered in Bowling Green, grew from a $180.0 million asset one bank holding company in 1982 to a $2.2 billion asset multi-bank holding company in 1998, when it was acquired by Star Bank. Many of our officers, directors and employees played a key role in the growth of Trans Financial, with over 25 of our initial 28 employees having once been employed by Trans Financial. Today, 26 of our 74 employees were once employed with Trans Financial, many of whom were in key positions.

We believe we have assembled a senior management team with extensive banking experience and a shared goal to grow our bank while remaining committed to our guiding principles of building strong personal relationships and providing superior customer service. For example, Mary D. Cohron has been our President and Chief Executive Officer since our founding in 1998. Ms. Cohron is an active community leader in our market area and is currently Chairman-Elect of the Bowling Green Area Chamber of Commerce, Secretary of the Bowling Green Area Economic Development Authority, and Vice Chairman of the Western Kentucky University Foundation. Ms. Cohron served as a director of Trans Financial from 1979 to 1998 and held positions on various committees during her tenure, including the executive committee and the audit committee for which she served as chairwoman. Our Chief Financial Officer, Steve Marcum, is a lifelong resident of Warren County, Kentucky and, prior to joining us, served as the chief financial officer of two area community banks for over 25 years.

Our Market Area

Our market area consists of a ten county region located in south central Kentucky known as the Barren River Area Development District and extends south into the outlying suburban growth areas of Nashville,

Tennessee. This region consists of Allen, Barren, Butler, Edmonson, Hart, Logan, Metcalfe, Monroe, Simpson and Warren Counties in Kentucky. This area is a thriving and growing region along the Interstate 65 corridor with access to skilled labor and a competitive business climate. In recent years, this market area has experienced notable economic growth, driven by industry expansion, tourism and population growth. According to FDIC data as of June 30, 2005, deposits in our market area were $3.4 billion, an increase of approximately $644.1 million, or 23.6%, from $2.7 billion at June 30, 2000.

Our bank is headquartered in Bowling Green, Warren County, Kentucky, and we currently have one office in Franklin, located in adjacent Simpson County. Bowling Green, the fourth largest city in Kentucky, is located approximately 100 miles south of Louisville, Kentucky and approximately 60 miles north of Nashville, Tennessee. Bowling Green is the financial, retail and health care center of the region and is the home of Western Kentucky University, which provides the area with a strong educational and employment base. Western Kentucky University has over 18,000 students and 2,000 employees. According to the U.S. Census Bureau, the population of Warren County increased 29.0% from 1990 to 2005 to an estimated 99,000 residents in 2005. According to the Kentucky Cabinet for Economic Development, Warren and Simpson Counties have attracted more than $560.0 million in new business investments and added over 3,450 new jobs in the last three years. In 2006, Forbes magazine named Bowling Green 14th in the U.S. on its list of “Best Small Places for Business.” A 2006 publication of the Federal Reserve Bank of St. Louis also cites Bowling Green’s significant employment growth, noting that total payroll employment increased 13% from November 2001 to April 2006.

The economic strength of our market area is generated by private employers engaged in manufacturing, retail and service industries. In addition to Western Kentucky University, leading employers in our market area include General Motors Corporation, Commonwealth Health Corporation, DESA, LLC, a manufacturer of portable gas heaters and generators, R.R. Donnelley, a financial printer, and Dana Corporation, an automobile parts manufacturer.

According to FDIC data as of June 30, 2005, Warren and Simpson Counties had total deposits of approximately $1.6 billion, an increase of approximately $431.6 million, or 37.9%, from June 30, 2000. As of June 30, 2005, we had a 9.8% market share in Warren County and a 5.3% market share in Simpson County. Approximately 70.0% of the deposits in Warren County were held by financial institutions with headquarters located outside Warren County as of June 30, 2005. We believe the demographic trends and growth characteristics of our market area will continue to provide us with significant organic growth opportunities in the future.

Upon the completion of our acquisition of Kentucky Banking Centers, we will have offices in Barren and Hart Counties in Kentucky. According to FDIC data as of June 30, 2005, this two-county area had total deposits of $723.4 million at June 30, 2005, an increase of approximately $127.2 million, or 21.3%, from June 30, 2000, with most of this growth occurring in Barren County. Our presence in this market will allow us to benefit from the growth occurring in Barren County and will provide us with access to a solid source of core deposits in Hart County.

Our Background and Strategy

Following the sale of Trans Financial in early 1998, a group of local civic and business leaders in the Bowling Green area determined that the community needed a new locally owned bank because of their concern that the absence of a locally owned and managed bank would ultimately serve as a drain on the Bowling Green economy. These community leaders became the initial organizers of our bank, using a private investment club organized in 1975 to serve as our holding company. The organizers recruited Ms. Cohron and others to organize and operate the bank and capitalized it with over $1.8 million of the investment club’s funds. We raised the remainder of our initial capital through a public offering in early 1999, with most of our shareholders coming from the Bowling Green community. We opened for business in February 1999, less than a year following the sale of Trans Financial. Of our initial 28 employees, 25 were former Trans Financial employees.

From the time of our initial public offering and continuing to the present, we have been the only public company headquartered in the Bowling Green area. We believe our status as the only local public company has helped to position us as the leading community bank in the Bowling Green area. From the outset we have been focused on providing a consistent and superior level of professional service to our customers through timely responses to customer requests, customized financial products and services and the personal attention of senior banking officers.

We continue to emphasize experienced local management with a strong commitment to the communities we serve. We have an ongoing and vested interest in the economic development and continued growth of Bowling Green and the surrounding region. As a locally owned and managed community bank, our success depends on the continued economic growth that the area has enjoyed over the past decade. Our commitment to, and knowledge of, our market area has proven effective for us in attracting customers, fostering loyalty and maintaining strong asset quality.

Our Financial Performance

We have experienced significant growth while building the infrastructure for our future growth and maintaining a strong credit culture. Specifically, we have:

•	increased our total assets from approximately $74.1 million at December 31, 2000 to approximately $202.9 million at June 30, 2006, total loans from approximately $61.0 million at December 31, 2000 to approximately $160.5 million at June 30, 2006, and total deposits from approximately $62.5 million at December 31, 2000 to approximately $162.0 million at June 30, 2006; and

•	achieved compounded annual growth rates of 20.1% in total assets, 19.2% in total loans and 18.9% in total deposits for the five and one-half years ended June 30, 2006.

While experiencing this growth, we have emphasized a strong credit culture based on traditional credit measures and underwriting standards as well as the experience and market knowledge of our management team. The results of our continued focus on credit quality are evidenced by a nonperforming asset to total asset ratio of 0.42% at June 30, 2006 and a net charge-offs to average total loans ratio of 0.05% for the six months ended June 30, 2006.

Our strong financial performance has continued. As of June 30, 2006, we had:

•	improved our net interest margin to 4.71% for the six months ended June 30, 2006, compared to 4.49% for the six months ended June 30, 2005;

•	increased our total assets and deposits by 13.0% and 15.2%, respectively, from the same period a year ago; and

•	achieved a year to date annualized return on average assets of 1.04% and a year to date annualized return on average equity of 10.11%.

Corporate Information

Our principal executive offices are located 1065 Ashley Street, Bowling Green, Kentucky 42103. Our telephone number is (270) 393-0700. Our website is www.citizensfirstbank.com. Information on our website is not incorporated herein and is not part of this prospectus.

The Offering

Common stock offered by us	900,000 shares (1)

Common stock outstanding after this offering	1,843,463 shares (2)

Net proceeds	The net proceeds of this offering will be approximately $16.3 million without giving effect to any exercise of the underwriters’ over-allotment option, assuming an offering price of $20.05 per share (based on the closing price of our common stock on the OTC Bulletin Board on September 28, 2006).

Use of proceeds	We intend to use the net proceeds of the offering to fund a portion of the purchase price of Kentucky Banking Centers. See “Use of Proceeds.”

Dividends on common stock	We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund future growth. We do not anticipate declaring cash dividends on shares of our common stock for the foreseeable future. See “Dividend Policy.”

Stock symbol	CZFC.OB. We have applied to list our common stock on the NASDAQ Global Market under the symbol “CZFC.”

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over allotment option is exercised in full, we will issue and sell 1,035,000 shares.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of August 30, 2006 and assumes that the underwriters’ over-allotment option is not exercised. It excludes an aggregate of 176,400 shares reserved for issuance under our stock option plans, of which options to purchase 148,683 shares at a weighted average exercise price of $15.38 had been granted and remained outstanding as of August 30, 2006.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 17, for a discussion of the risks related to an investment in our common stock.

CITIZENS FIRST CORPORATION
SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data presented below as of and for the years ended December 31, 2001 through 2005 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 are included elsewhere in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2006 and 2005 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles (GAAP). Our results for the six months ended June 30, 2006 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2006. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Citizens First Corporation Management’s Discussion and Analysis” included elsewhere in this prospectus.

	At or For the Six
	Months Ended
	June 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)

Summary Balance Sheet Data:
Assets	$202,855	$179,596	$195,502	$169,512	$163,420	$128,443	$104,820
Available for sale securities	12,690	12,657	12,058	12,889	18,400	16,186	10,201
Loans (net of unearned income)(1)	160,484	156,554	157,569	146,950	134,715	95,959	84,720
Allowance for loan losses	1,881	1,891	1,957	1,721	1,904	1,300	1,196
Deposits	161,992	140,627	156,377	130,529	133,729	105,893	87,891
Other borrowed funds(2)	19,107	18,330	17,420	19,373	19,419	13,734	9,211
Shareholders’ equity	20,640	19,119	19,958	18,177	9,610	7,838	7,066
Summary Results of Operations Data:
Interest income	$6,712	$5,070	$11,074	$8,621	$7,728	$6,397	$6,450
Interest expense	2,432	1,426	3,353	2,542	2,888	2,774	3,475
Net interest income	4,280	3,644	7,721	6,079	4,840	3,623	2,975
Provision for loan losses	—	120	(200)	165	1,808	195	664
Net interest income after provision for loan losses	4,280	3,524	7,921	5,914	3,032	3,428	2,311
Noninterest income	701	693	1,476	1,430	1,519	772	379
Noninterest expense	3,373	2,769	6,004	5,806	5,007	3,065	2,709
Income (loss) before taxes	1,608	1,448	3,393	1,538	(456)	1,135	(19)
Income tax expense (benefit)	581	493	1,156	500	(166)	390	(361)
Net income (loss)	1,027	955	2,237	1,038	(290)	745	342
Dividends declared on preferred stock	258	258	520	241	—	—	—
Net income available to common shareholders	769	697	1,717	797	(290)	745	342
Per Share Data:(3)
Net income (loss), basic	$0.82	$0.74	$1.83	$0.86	$(0.37)	$1.05	$0.48
Net income (loss), diluted	0.67	0.63	1.47	0.86	(0.37)	1.05	0.48
Net tangible book value per common share	12.35	11.22	11.76	10.30	9.96	11.06	9.97

	At or For the Six
	Months Ended
	June 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)

Weighted average number of shares outstanding:
Basic	939,169	935,656	936,847	929,431	778,171	708,966	708,966
Diluted	1,539,430	1,507,055	1,516,586	929,710	778,171	708,966	708,966
Performance Ratios:
Return (loss) on average assets(4)	1.04%	1.11%	1.24%	0.63%	(0.20)%	0.70%	0.40%
Return (loss) on average equity(4)	10.11%	10.28%	11.67%	7.24%	(3.71)%	9.97%	5.08%
Net interest margin	4.71%	4.49%	4.58%	3.90%	3.45%	3.58%	3.67%
Efficiency ratio(5)	67.72%	63.85%	65.28%	77.32%	78.74%	69.74%	80.77%
Loan to deposit ratio	99.07%	111.33%	100.76%	112.58%	100.74%	90.62%	96.39%
Asset Quality Ratios:
Nonperforming assets, past due and restructured loans to total loans	0.53%	0.49%	0.16%	0.49%	0.48%	0.19%	0.78%
Nonperforming assets, past due and restructured loans to total assets	0.42%	0.43%	0.13%	0.42%	0.40%	0.14%	0.64%
Net charge-offs to average total loans	0.05%	0.03%	(0.28)%	0.25%	0.99%	0.10%	0.40%
Allowance for loan losses to nonperforming loans	273.80%	245.87%	761.48%	238.95%	291.50%	1,130.43%	343.40%
Allowance for loan losses to total loans	1.17%	1.21%	1.24%	1.17%	1.41%	1.35%	1.39%
Capital Ratios:
Equity to assets	10.17%	10.65%	10.21%	10.72%	5.88%	6.10%	6.74%
Tangible equity to tangible assets	9.58%	10.18%	9.62%	10.23%	5.66%	6.10%	6.74%
Average equity to average assets	10.33%	10.78%	10.62%	8.64%	5.56%	7.03%	7.88%
Tier 1 leverage	8.47%	8.29%	8.40%	8.05%	5.88%	6.76%	7.30%
Tier 1 risk-based capital	10.04%	9.51%	9.91%	9.49%	7.23%	7.83%	8.20%
Total risk-based capital	13.01%	13.21%	13.27%	13.55%	8.48%	9.08%	9.40%
Growth Ratios and Other Data:
Percentage change in assets	12.95%	9.02%	15.33%	3.73%	27.31%	22.54%	41.51%
Percentage change in loans(1)	2.51%	12.99%	7.23%	9.08%	40.39%	13.27%	38.91%
Percentage change in deposits	15.19%	5.36%	19.80%	(2.39)%	26.29%	20.48%	40.59%
Percentage change in equity	7.96%	95.47%	9.80%	89.15%	22.61%	10.93%	5.91%
Full time equivalent employees	66	57	58	51	57	34	29
Number of banking offices	5	4	4	4	4	2	2

(1)	Includes nonperforming loans.

(2)	Includes federal funds purchased, securities sold under agreements to repurchase and FHLB borrowings.

(3)	Restated to reflect 5% stock dividends issued in May 2005 and June 2006.

(4)	Annualized for the six month periods.

(5)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

GAAP Reconciliation and Management Explanation
of Non-GAAP Financial Measures

Certain financial information included in our summary consolidated financial information and other data is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. These non-GAAP financial measures are “net tangible book value per common share” and “tangible equity to tangible assets.” Our management uses these non-GAAP measures in its analysis of our performance.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	At or For the Six
	Months Ended
	June 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Book value per common share	$13.76	$12.21	$13.11	$11.30	$10.38	$11.06	$9.97
Effect of intangible assets per share	$(1.41)	$(0.99)	$(1.35)	$(1.00)	$(0.42)	n/m	n/m
Net tangible book value per common share(1)	$12.35	$11.22	$11.76	$10.30	$9.96	$11.06	$9.97
Equity to assets	10.17%	10.65%	10.21%	10.72%	5.88%	6.10%	6.74%
Effect of intangible assets	(0.59)%	(0.47)%	(0.59)%	(0.49)%	(0.22)%	n/m	n/m
Tangible equity to tangible assets(2)	9.58%	10.18%	9.62%	10.23%	5.66%	6.10%	6.74%

(1)	“Net tangible book value per common share” is defined as total equity less preferred stock reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

(2)	“Tangible equity to tangible assets” is defined as total equity less preferred stock reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets. This measure is important to investors interested in the equity/asset ratio exclusive of goodwill.

As used in the table above, “n/m” means not a meaningful measurement.

KENTUCKY BANKING CENTERS, INC.
SUMMARY FINANCIAL DATA

Kentucky Banking Centers’ summary financial data as of and for the years ended December 31, 2001 through 2005 are presented below. Kentucky Banking Centers’ summary financial data as of and for the years ended December 31, 2004 and 2005 are derived from its audited financial statements, which are included elsewhere in this prospectus. Kentucky Banking Centers’ summary financial data as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the six months ended June 30, 2006 and 2005 have not been audited but, in the opinion of Kentucky Banking Centers’ management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly its financial position and results of operations for such periods in accordance with GAAP. The following summary financial data should be read in conjunction with Kentucky Banking Centers’ financial statements and related notes and “Kentucky Banking Centers Management’s Discussion and Analysis” included elsewhere in this prospectus.

	At or For the Six
	Months Ended
	June 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)

Summary Balance Sheet Data:
Assets	$126,642	$124,838	$127,239	$138,031	$120,069	$102,568	$97,553
Investment securities	21,403	33,829	36,027	46,569	24,337	14,628	18,753
Loans (net of unearned income)(1)	83,902	82,238	81,845	81,902	80,108	75,137	65,485
Allowance for loan losses	1,178	1,264	1,199	1,193	1,202	1,129	978
Deposits	115,155	112,545	115,277	123,629	108,032	91,654	85,072
Securities sold under agreements to repurchase and federal funds purchased	200	200	777	2,480	200	581	1,298
Shareholders’ equity	9,169	9,789	9,143	9,523	8,889	8,301	8,026
Summary Results of Operations Data:
Interest income	$3,971	$3,483	$7,190	$6,348	$6,270	$6,641	$7,049
Interest expense	1,601	1,362	2,808	2,454	2,393	3,002	3,571
Net interest income	2,370	2,121	4,382	3,894	3,877	3,639	3,478
Provision for loan losses	(84)	76	195	570	697	654	97
Net interest income after provision for loan losses	2,454	2,045	4,187	3,324	3,180	2,985	3,381
Noninterest income	559	540	1,070	1,208	1,123	1,223	1,285
Noninterest expense	2,087	1,815	3,676	3,603	3,356	3,230	3,161
Income before taxes	926	770	1,581	929	947	978	1,505
Income tax expense	254	185	435	220	251	278	484
Net income	672	585	1,146	709	696	700	1,021
Performance Ratios:
Return on average assets(2)	1.06%	0.87%	0.88%	0.55%	0.62%	0.71%	1.12%
Return on average equity(2)	14.47%	12.05%	11.77%	7.66%	8.05%	8.35%	12.89%
Net interest margin	4.17%	3.51%	3.71%	3.32%	3.85%	4.10%	4.31%
Efficiency ratio(3)	71.30%	68.20%	67.40%	70.60%	67.10%	66.40%	66.40%
Loan to deposit ratio	72.90%	73.10%	71.00%	66.20%	74.20%	82.00%	77.00%
Asset Quality Ratios:
Nonperforming assets, past due and restructured loans to total loans	0.70%	1.10%	1.40%	1.40%	1.60%	0.60%	0.30%
Nonperforming assets, past due and restructured loans to total assets	0.50%	0.80%	0.90%	0.80%	1.10%	0.40%	0.20%
Net charge-offs to average total loans	(0.10)%	0.0%	0.20%	0.70%	0.80%	0.70%	0.10%
Allowance for loan losses to nonperforming loans	229.20%	148.20%	106.10%	109.00%	113.80%	413.60%	631.00%
Allowance for loan losses to total loans	1.40%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%

	At or For the Six
	Months Ended
	June 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)

Capital Ratios:
Equity to assets	7.24%	7.80%	7.20%	6.90%	7.40%	8.10%	8.20%
Tier 1 leverage	7.42%	7.49%	7.31%	7.07%	7.37%	8.11%	8.39%
Tier 1 risk-based capital	10.73%	11.18%	10.86%	10.55%	10.41%	10.59%	11.19%
Total risk-based capital	11.98%	12.44%	12.12%	11.80%	11.67%	11.84%	12.44%
Growth Ratios and Other Data:
Percentage change in assets	1.40%	2.70%	(7.80)%	15.00%	17.10%	5.10%	13.80%
Percentage change in loans(1)	2.0%	0.10%	(0.10)%	2.20%	6.60%	14.70%	6.80%
Percentage change in deposits	2.30%	2.60%	(6.80)%	14.40%	17.90%	7.70%	17.80%
Percentage change in equity	(6.30)%	7.70%	(4.00)%	7.10%	7.10%	3.40%	9.70%
Full time equivalent employees	43	40	43	40	40	40	38
Number of banking offices	3	3	3	3	3	3	3

(1)	Includes nonperforming loans.

(2)	Annualized for the six month periods.

(3)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined financial information and explanatory notes present how the combined financial statements of Citizens First and Kentucky Banking Centers may have appeared had the businesses actually been combined as of the date indicated. The unaudited pro forma combined balance sheet at June 30, 2006 assumes the acquisition of Kentucky Banking Centers was completed on that date. The unaudited pro forma combined income statement for the year and six months ended December 31, 2005 and June 30, 2006 gives effect to the acquisition of Kentucky Banking Centers as if the acquisition had been completed on January 1, 2005. The unaudited pro forma combined financial information shows the impact of the acquisition on Citizens First’s and Kentucky Banking Centers’ combined financial position and results of operations under the purchase method of accounting. Under this method of accounting, we will be required to record the assets and liabilities of Kentucky Banking Centers at their estimated fair market values as of the date the acquisition is completed.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Citizens First and the historical financial statements and the related notes of Kentucky Banking Centers that are included as a part of this prospectus. See “Index to Financial Statements of Citizens First Corporation” beginning on page F-1 and “Index to Financial Statements of Kentucky Banking Centers” beginning on page F-37.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. Furthermore, the information does not include the impact of possible revenue enhancements and expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial information, the allocation of the purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the acquisition based upon changes in the balance sheet including fair value estimates.

CITIZENS FIRST CORPORATION

PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
JUNE 30, 2006

		Kentucky
	Citizens	Banking			Pro Forma
	First	Centers	Adjustments		Combined
	(Unaudited)
	(Dollars in thousands, except per share amounts)

ASSETS
Cash and cash equivalents	$16,125	$15,195	$1,024	A	$32,344
Securities	12,690	21,403	15	B	34,108
Loans, net of unearned fees	160,484	83,902	(195	)B	244,191
Allowance for loan losses	(1,881)	(1,178)			(3,059)
Premises and equipment	8,610	4,123	(900	)B	11,833
Goodwill	1,327	—	10,372	D	11,699
Core deposit premium	—	—	1,519	C	1,519
Other assets	5,500	3,197			8,697

Total assets	$202,855	$126,642	$11,835		$341,332

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest bearing	$15,866	$10,776			$26,642
Interest bearing	146,126	104,379	$(151	)B	250,354

Total deposits	161,992	115,155	(151)		276,996
Other borrowed funds	19,107	1,646	5,000	A	25,753
Other liabilities	1,116	672	(139)		1,649

Total liabilities	182,215	117,473	4,710		304,398
Shareholders’ Equity
Preferred stock	7,659				7,659
Common stock	11,875	6,261	10,033	A	28,169
Retained earnings	1,775	3,108	(3,108	)A	1,775
Accumulated other comprehensive income	(669)	(200)	200	A	(669)

Total shareholders’ equity	20,640	9,169	7,125		36,934

Total liabilities and shareholders’ equity	$202,855	$126,642	$11,835		$341,332

Number of shares outstanding	943,463		900,000		1,843,463
Book value per common share	$13.76				$15.88
Net tangible book value per common share	$12.35				$8.71

CITIZENS FIRST CORPORATION

PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME
SIX MONTHS ENDED JUNE 30, 2006

		Kentucky
	Citizens	Banking			Pro Forma
	First	Centers	Adjustments		Combined
	(Unaudited)
	(Dollars in thousands, except per share amounts)

Interest income
Loans	$6,207	$3,266	$33	E	$9,506
Securities	249	503			752
Other	256	202			458

Total interest income	6,712	3,971	33		10,716
Interest expense
Deposits	2,153	1,568	42	G	3,763
Interest on borrowed funds	279	33	173	H	485

Total interest expense	2,432	1,601	215		4,248

Net interest income	4,280	2,370	(182)		6,468
Provision for loan losses	—	(84)		I	(84)

Net interest income after provision for loan losses	4,280	2,454	(182)		6,552
Noninterest income
Service charges on deposit accounts	365	367			732
Other noninterest income	336	192			528

Total noninterest income	701	559			1,260

Noninterest expense
Salaries and employee benefits	1,775	995			2,770
Occupancy and equipment expense	531	306	(15	)J	822
Other	1,067	786	124	K	1,977

Total noninterest expense	3,373	2,087	109		5,569

Income before income taxes	1,608	926	(291)		2,243
Provision for income taxes	581	254	(99	)L	736

Net income	1,027	672	(192	)M	1,507
Dividends declared on preferred stock	258				258

Net income available to common shareholders	$769	$672	$(192)		$1,249

Basic earnings per share	$0.82				$0.54
Diluted earnings per share	$0.67				$0.51
Weighted average shares:
Basic	939,169		900,000	N	1,839,169
Diluted	1,539,430		900,000	N	2,439,430

CITIZENS FIRST CORPORATION

PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

		Kentucky
	Citizens	Banking			Pro Forma
	First	Centers	Adjustments		Combined
	(Unaudited)
	(Dollars in thousands, except per share amounts)

Interest income
Loans	$10,499	$5,956	$65	E	$16,520
Securities	472	1,062	(15	)F	1,519
Other	103	172			275

Total interest income	11,074	7,190	50		18,314
Interest expense
Deposits	2,906	2,743	135	G	5,784
Interest on borrowed funds	447	65	282	H	794

Total interest expense	3,353	2,808	417		6,578

Net interest income	7,721	4,382	(367)		11,736
Provision for loan losses	(200)	195		I	(5)

Net interest income after provision for loan losses	7,921	4,187	(367)		11,741
Noninterest income
Service charges on deposit accounts	808	744			1,552
Other noninterest income	668	326			994

Total noninterest income	1,476	1,070			2,546

Noninterest expense
Salaries and employee benefits	3,005	1,726			4,731
Occupancy and equipment expense	801	535	(30	)J	1,306
Other	2,198	1,415	276	K	3,889

Total noninterest expense	6,004	3,676	246		9,926

Income before income taxes	3,393	1,581	(613)		4,361
Provision for income taxes	1,156	435	(208	)L	1,383

Net income	2,237	1,146	(405	)M	2,978
Dividends declared on preferred stock	520				520

Net income available to common shareholders	$1,717	$1,146	$(405)		$2,458

Basic earnings per share	$1.83				$1.06
Diluted earnings per share	$1.47				$1.02
Weighted average shares:
Basic	936,847		900,000	N	1,836,847
Diluted	1,516,586		900,000	N	2,416,586

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Basis of Presentation and Kentucky Banking Centers Acquisition

On June 1, 2006, we entered into a Stock Purchase Agreement with Farmers Capital Bank Corporation to acquire its wholly owned subsidiary Kentucky Banking Centers, a Kentucky state chartered bank headquartered in Glasgow, Kentucky, for a cash purchase price of $20.0 million. We intend to fund the acquisition of Kentucky Banking Centers from the net proceeds of this offering and the issuance of trust preferred securities. The unaudited pro forma condensed combined consolidated financial statements give effect to the acquisition in a business combination accounted for under the purchase method of accounting.

The unaudited pro forma condensed combined consolidated balance sheet reflects the proposed purchase as if it had occurred on June 30, 2006, while the unaudited pro forma condensed combined consolidated statements of income for the year ended December 31, 2005 and for the six months ended June 30, 2006 reflect the proposed purchase as if it had occurred on January 1, 2005. Described below is the pro forma estimate of the proceeds from the public offering of common stock and of the total purchase price of the transaction, as well as adjustments to allocate the purchase price based on preliminary estimates of the fair values of the assets and liabilities of Kentucky Banking Centers. The estimates will be refined and updated as of the date of the transaction and the final values indicated in the pro forma condensed combined consolidated financial data may be more or less depending on operating results, changes in market conditions and other factors.

Described below is the pro forma estimate of the net proceeds of common stock and the total purchase price of the transaction as well as adjustments to allocate the purchase price based on preliminary estimates of fair values of the assets and liabilities of Kentucky Banking Centers. All amounts are in thousands.

Estimated gross proceeds from sale of common stock to be issued in public offering	$18,045
Estimated offering costs	(1,751)

Estimated net proceeds	$16,294

Cash to purchase Kentucky Banking Centers	$20,000
Estimated legal and accounting fees, net of tax	100

Total purchase price	$20,100
Net assets of Kentucky Banking Centers based on historical carrying amounts as of June 30, 2006	$9,169
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Securities	15
Loans receivable	(195)
Deposits	151
Premises and equipment, net	(900)
Deferred taxes	139
Identifiable intangible assets (Note 2C)	1,519

Net assets of Kentucky Banking Centers adjusted for fair value and identified intangibles	$9,898

Total purchase price in excess of fair value of net assets acquired	$10,202
Estimated acquisition charges	170

Goodwill	$10,372

Except as discussed in Note 2, there are no adjustments to other asset or liability groups, and the book values approximate fair values.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The acquisition will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), and SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, intangible assets other than goodwill (such as core deposit intangibles) must be amortized over their estimated useful lives. Goodwill will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge to earnings will be made.

Note 2	Purchase Accounting and Pro Forma Adjustments

(A)	Reflects the issuance of 900,000 shares of our no par value common stock at an estimated price of $20.05 per share less the underwriting discount and offering expenses, cash consideration of $20.0 million paid in association with the purchase of Kentucky Banking Centers plus the estimated acquisition costs of $170,000 associated with the transaction, and the elimination of Kentucky Banking Centers’ equity accounts.

Estimated gross proceeds from offering of common stock	$18,045
Less estimated offering expenses:
Underwriting discount at 6.38% of gross proceeds	1,151
Printing	100
Legal	150
Accounting	75
Other	275

Total offering expenses	1,751

Estimated net proceeds from offering of common stock	$16,294
Cash adjustment reconciliation:
Estimated net proceeds from offering of common stock	$16,294
Proceeds from issuance of trust preferred securities	5,000
Cash paid to Kentucky Banking Centers’ shareholder	(20,000)
Estimated legal and accounting fees, net of tax	(100)
Estimated acquisition related charges, net of tax	(170)

Total	$1,024
Represents adjustment to record the estimated costs, as follows:
Data contract termination, net of tax	$65
Trust preferred securities acquisition fees, net of tax	17
Other acquisition related charges, net of tax	88

Estimated acquisition costs	$170

(B)	Represents the recording of estimated fair value adjustments relating to Kentucky Banking Centers’ premises and equipment, securities, loans, deposits and eliminated deferred tax liabilities. Final valuations could differ significantly.

(C)	Represents the adjustment to record the estimated core deposit intangible which is estimated at 3% of Kentucky Banking Centers’ deposits excluding time deposits. The core deposit intangible also includes the intangible related to customer relationships. The final valuation of the core deposit intangible asset could differ significantly.

(D)	Represents the adjustment to record the estimated goodwill related to the transaction.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(E)	Represents the adjustment to record the amortization of the fair value adjustment on acquired loans over their expected average life of 36 months.

(F)	Represents the adjustment to record the amortization of the fair value adjustment on acquired investments over their expected average life of 12 months.

(G)	Represents the adjustment to record the amortization of the fair value adjustment on acquired time deposits over their expected average life of 15 months. In addition, the replacement of Kentucky Banking Center’s interest bearing intercompany deposit with its holding company (at a rate of 0.50%) with other short-term borrowed funds will increases its cost of funds. The additional interest expense is $14 and $12 for the year ended December 31, 2005 and six months ended June 30, 2006, respectively. These amounts are based on an average federal funds rate of 2.75% for 2005 and 4.75% for 2006 based on an average balance of $516,000 for the year ended December 31, 2005 and for the six months ended June 30, 2006.

(H)	Represents the adjustment to record the interest on trust preferred securities issued for $5 million using an estimated coupon rate of 175 basis points over six-month LIBOR (London Inter-Bank Offering Rate). The interest expense is calculated on an average rate of 5.64% for 2005 and 6.91% for 2006.

(I)	The pro forma condensed combined consolidated income statements contain no adjustments to the provision for loan losses for the year ended December 31, 2005 or for the six months ended June 30, 2006. However, the determination of the level of any bank’s allowance for loan losses is a subjective process that involves both quantitative and qualitative factors. Our preliminary analysis performed during due diligence has revealed that there are certain differences in the methodologies employed by us and Kentucky Banking Centers in determining the levels of their respective allowances for loan losses. In connection with preparations for combining Kentucky Banking Centers with us, we will complete our analysis of their allowances for loan losses and further analyze the attributes of the combined loan portfolio.

(J)	Represents the adjustment to record the amortization of the fair value adjustment on acquired premises and equipment over their expected average life of 360 months.

(K)	Represents the amortization of core deposit intangible. We estimate that a core deposit intangible and customer relationship intangible of $1.5 million (assuming an acquisition date of June 30, 2006) would be amortized on an accelerated basis using sum-of-the-years digits over ten years. The core deposit intangible of $1.5 million represents 3% of Kentucky Banking Centers’ core deposits as of June 30, 2006.

(L)	Represents estimated tax savings at a combined rate of 34%.

(M)	The pro forma condensed combined consolidated income statements for the year ended December 31, 2005 and for the six months ended June 30, 2006 do not give effect to the anticipated cost savings or other operating synergies in connection with this transaction. Certain costs disclosed in Note 2 to the financial statements of Kentucky Banking Centers paid to related parties may no longer be incurred. Although we believe there will be some net savings, pro forma amounts have been disclosed based on historical operating results of Kentucky Banking Centers.

(N)	Represents the estimated increase in the number of shares outstanding for the issuance of 900,000 shares in this offering of common stock.

RISK FACTORS

An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose some or all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled “Citizens First Corporation Management’s Discussion and Analysis.” Our business, financial condition and results of operations could be harmed by any of the following risks, or other risks which have not been identified or which we believe are immaterial or unlikely.

Risks Related to the Acquisition of Kentucky Banking Centers

We can give no assurances as to when, or if, our acquisition of Kentucky Banking Centers will be consummated, which may affect both our stock and long term prospects.

We announced our proposed acquisition of Kentucky Banking Centers located in Glasgow, Kentucky on June 1, 2006 and entered into a Stock Purchase Agreement with Kentucky Banking Centers and its parent company, Farmers Capital Bank Corporation, Frankfort, Kentucky on that same date. Our acquisition of Kentucky Banking Centers is subject to regulatory approval of the Federal Reserve and the Kentucky Office of Financial Institutions and other customary conditions to closing. Accordingly, we are unable to predict when, or if, the acquisition will be consummated. If we cannot complete the acquisition of Kentucky Banking Centers, we may be forced to alter our long-range business plans at significant expense. If the capital we raise in this offering to fund the acquisition is not put to immediate use, our earnings per share may be significantly reduced and our stock price negatively affected.

The acquisition may have an adverse effect on operating results.

Our proposed acquisition of Kentucky Banking Centers involves the combination of two companies that have previously operated independently. A successful combination of the companies’ operations will depend primarily on retaining and expanding the customer base of Kentucky Banking Centers and on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Difficulties may be encountered in combining the operations of Kentucky Banking Centers, including:

•	the loss of key employees and customers;

•	disruptions to our businesses;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with operations, personnel, technology or credit;

•	the assimilation of new operations, sites and personnel possibly diverting resources from regular banking operations;

•	potential disruptions of our ongoing business;

•	the possibility that uniform standards, controls, procedures and policies may not be maintained;

•	the potential impairment of relationships with employees or customers as a result of changes in management;

•	difficulties in evaluating the historical or future financial performance of the combined business; and

•	brand awareness issues related to the acquired assets or customers.

Further, we may be unable to realize fully any of the potential cost savings we expect to achieve in the acquisition. Any cost savings that are realized may be offset by losses in revenues, increases in expenses or other charges to earnings or required accounting treatments or valuations of our assets and liabilities.

Risks Related to our Business

An economic downturn could reduce our customer base, our level of deposits and demand for financial products such as loans.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our market areas of Warren and Simpson Counties in Kentucky and in the market areas in which we expand. If these communities do not grow or if prevailing local or national economic conditions are unfavorable, our business may not succeed. An economic downturn would likely harm the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. If an economic downturn occurs, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral securing our loans could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

The banking business in our market area is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Our competitors include well established, larger financial institutions, such as BB&T and US Bank, as well as community banks such as SouthCentral Bank and American Bank & Trust Company. These institutions offer some services, such as extensive and established branch networks and trust services, that we currently do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

Our decisions regarding credit risk and allowance for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Interest received on loans represented approximately 92.5% of our interest income for the six months ended June 30, 2006. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We maintain an allowance for loan losses to provide for probable incurred losses in our loan portfolio. However, there is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Mary D. Cohron, our President and Chief Executive Officer, and Steve Marcum, our Chief Financial Officer, have extensive and long-standing ties within our primary market area, and they have contributed significantly to our growth. If we lose the services of either of Ms. Cohron or Mr. Marcum, they would be difficult to replace and our business and development could be materially and adversely affected. We do not maintain key-man life insurance on Ms. Cohron or Mr. Marcum.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

Our corporate culture has contributed to our success and, if we cannot maintain this culture as we grow, we could lose the productivity fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and productivity. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. For example, we may not be able to continue our high customer satisfaction ratings or maintain our strong asset quality. This could negatively impact our future success.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth and may not even be able to grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to generate similar earnings growth as we continue to expand, and consequently our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

Due to the rapid growth of our bank over the past several years, a large portion of the loans in our loan portfolio and of our lending relationships is of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a significant portion of our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

A large percentage of our loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

Approximately 64.5% of our loan portfolio as of June 30, 2006 was comprised of loans collateralized by real estate. An adverse change in the economy affecting values of real estate generally or in our primary market specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. The real estate collateral provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the collateral collateralizing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition.

A small number of customers account for a large percentage of our total deposits.

At June 30, 2006, three customers accounted for approximately $29.7 million, or 18.3%, of total deposits. If one or more of these customers move their deposits, our net income may be adversely impacted as a result of decreased levels of liquidity with which to fund growth in our interest earning assets.

We rely on certificates of deposit in excess of $100,000 for a significant portion of our deposit funding.

At June 30, 2006, $35.3 million, or 21.8% of total deposits, consisted of certificates of deposit in excess of $100,000. These depositors tend to be more active in shopping for better interest rates and therefore are either likely to move their deposits or require active repricing to market. In either event, our net income may be adversely impacted as a result of decreased levels of liquidity with which to fund growth in our interest earning assets or increased interest expense.

Changes in interest rates may reduce our profitability.

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest earned from interest earning assets, such as loans and mortgage-backed securities, and interest paid on interest bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. For example, for the year ending December 31, 2007, we anticipate being required to comply with Section 404 of the Sarbanes-Oxley Act and our management will be required to issue a report on our internal controls over financial reporting. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and, if accepted for listing, our common stock could ultimately be delisted from the NASDAQ Global Market. In this event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

In addition, the new rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed or may not be available on terms acceptable to us.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. If we cannot raise additional capital on terms acceptable to us, when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

We will face risks with respect to future expansion and acquisitions or mergers.

We may expand into new markets or lines of business or offer new products or services. These activities, including our proposed acquisition of Kentucky Banking Centers, will involve a number of risks, including:

•	taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management’s attention being diverted from the operation of our existing business; and

•	creating an adverse short-term effect on our results of operations.

Risks associated with our acquisition of other financial institutions may include the following:

•	taking additional time and creating expense associated with identifying and evaluating potential acquisitions and merger partners;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

•	diluting our existing shareholders in the acquisition;

•	taking time and creating expense integrating the operations and personnel of the combined businesses; and

•	losing key employees and customers as a result of an acquisition that is poorly received.

We have never acquired another bank before, so we lack experience in handling any of these risks. There is also a risk that any expansion effort will not be successful.

Risks Related to an Investment in our Common Stock

We cannot be sure that an active public trading market for our common stock will develop or be maintained.

Although we have applied to list our common stock on the NASDAQ Global Market, our stock is currently quoted on the OTC Bulletin Board. There has been limited trading in our shares of common stock, at widely varying prices, and trading to date has not created an active market for our shares. Accordingly, we cannot assure you that an established and liquid trading market in our stock will develop, that it will continue if it does develop, or that our common stock will trade at or above the offering price set forth on the cover page of this prospectus. Our underwriters, Sandler O’Neill & Partners, L.P. and J.J.B. Hilliard, W.L. Lyons, Inc., have advised us that they intend to make a market in our common stock. However, neither of our underwriters, nor any other market maker, is obligated to make a market in our shares, and they may discontinue making a market in our stock at any time in their sole discretion. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing. We cannot guarantee that investors will be able to sell their shares at or above our offering price.

Our ability to pay cash dividends is limited, and we may be unable to pay future cash dividends if we decide to do so.

Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. Even if we decide to pay cash dividends in the future, our ability to do so will be limited by regulatory restrictions, by the bank’s ability to pay dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank’s operations. In addition, quarterly dividends are payable on our preferred stock, prior and in preference to the payment of dividends on our common stock, at an annual fixed rate of 6.5%. The ability of the bank to pay dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its dividends that are applicable to Kentucky state chartered banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately 24.4% in the value of your investment, in that our net tangible book value per share will be approximately $15.16, compared with an assumed offering price per share of $20.05 (based on the closing price of our common stock on the OTC Bulletin Board on September 28, 2006). See “Dilution.”

Purchasers of our common stock may experience additional dilution when our outstanding convertible preferred stock becomes convertible in 2007.

In 2007, or immediately upon a change in control, our outstanding shares of preferred stock will be convertible, at the option of the holders, into a number of shares of our common stock equal to $31,992, the stated value per share of a share of preferred stock, divided by the conversion price per share. The conversion price per share is $14.06, which is $5.99 less than the assumed offering price per share of $20.05 (based on the closing price of our common stock on the OTC Bulletin Board on September 28, 2006). To the extent all of the holders of shares of our preferred stock elect to convert their shares of preferred stock into common stock, you will experience additional dilution of approximately 2.7% in the value of your investment. If holders of shares of preferred stock choose not to convert their shares into common stock, we may redeem such shares at a price of $31,992 per share, plus all accrued but unpaid dividends.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

In many cases, shareholders would receive a premium for their shares if we were purchased by another company. However, our articles of incorporation and bylaws may make it difficult for anyone to purchase us without approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Capital Stock - Anti-takeover Effects.”

We will have broad discretion in allocating the net proceeds from the offering in the event that we are unable to consummate our pending acquisition of Kentucky Banking Centers.

We intend to use the net proceeds from this offering to fund our acquisition of Kentucky Banking Centers. If we are unable to consummate our pending acquisition of Kentucky Banking Centers, we will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. See “Use of Proceeds.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance or achievements may differ materially from the results expressed or implied by our forward-looking statements.

The cautionary statements in the “Risk Factors” section and elsewhere in this prospectus also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $16.3 million, or approximately $18.8 million if the underwriters’ over-allotment option is exercised in full, after deducting estimated offering expenses of approximately $600,000 and underwriting discounts.

We plan to use the net proceeds of this offering to fund a portion of the purchase price of Kentucky Banking Centers. See “Business — Strategic Expansion” and “Summary — Unaudited Pro Forma Financial Information.”

If our pending acquisition of Kentucky Banking Centers does not close, we intend to use the net proceeds of this offering for general corporate purposes and to fund the continued growth and expansion of our franchise through investments in or loans to our bank subsidiary.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of 900,000 shares of common stock at an assumed offering price of $20.05 per share (based on the closing price of our common stock on the OTC Bulletin Board on September 28, 2006) and assuming:

•	the net proceeds of the offering are $16.3 million, after deducting the estimated underwriting discount and estimated offering expenses of approximately $1.7 million; and

•	the underwriters’ over-allotment option is not exercised.

The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2006
			As Adjusted
		As	For the
	Actual	Adjusted	Acquisition
	(Dollars in thousands)

Long Term Borrowings:
Junior subordinated debentures(1)	$—	$—	$5,000
Shareholders’ Equity(2):
Common stock, no par value per share; 5,000,000 shares authorized; 943,463 shares issued and outstanding — actual; 1,843,463 shares issued and outstanding — as adjusted	11,875	28,169	28,169
Preferred stock, no par value per share; 500 shares authorized; 250 shares issued and outstanding	7,659	7,659	7,659
Retained earnings	1,775	1,775	1,775
Accumulated other comprehensive income, net of tax	(669)	(669)	(669)

Total shareholders’ equity	20,640	36,934	36,934

Total capitalization(3)	$20,640	$36,934	$41,934

Capital Ratios:
Equity to assets	10.17%	16.85%	10.82%
Tangible equity to tangible assets	9.58%	16.35%	7.23%
Tier 1 leverage	8.47%	18.21%	9.37%
Tier 1 risk-based capital	10.04%	21.59%	11.55%
Total risk-based capital	13.01%	22.70%	12.76%

(1)	Junior subordinated debentures associated with proposed issuance of trust preferred securities.

(2)	As of August 30, 2006, there were 943,463 shares of common stock outstanding and we had 148,683 shares of common stock subject to the issuance of outstanding options with a weighted average exercise price of $15.38 per share.

(3)	Includes long-term borrowings and total shareholders’ equity.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock as of June 30, 2006 was approximately $11.7 million, or $12.35 per share, based on the number of shares of common stock outstanding as of June 30, 2006. Net tangible book value per share is equal to the amount of our shareholders’ equity less preferred stock and reduced by recorded goodwill and other intangible assets, divided by the number of shares of common stock outstanding as of June 30, 2006.

After (i) giving effect to the sale of the 900,000 shares of common stock in this offering, at the assumed public offering price of $20.05 per share (based on closing price of our common stock on the OTC Bulletin Board on September 28, 2006) assuming that the underwriters’ over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2006 would be approximately $28.0 million, or $15.16 per share. This offering will result in an immediate increase in net tangible book value of $2.81 per share to existing shareholders and an immediate dilution of $4.89 per share to new investors, or approximately 24.4% of the assumed public offering price of $20.05 per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price of $20.05 per share. The following table illustrates this per share dilution:

Assumed public offering price per share		$20.05
Net tangible book value per share at June 30, 2006	$12.35
Increase in net tangible book value per share attributable to new investors	2.81

Pro forma net tangible book value per share at June 30, 2006		15.16

Dilution per share to new investors		$4.89

PRICE RANGE OF OUR COMMON STOCK

We have applied to list our common stock on the NASDAQ Global Market under the symbol “CZFC.” Currently, our common stock is quoted on the OTC Bulletin Board under the symbol “CZFC.OB.” There has been limited trading, at widely varying prices, and to date trading has not created an active market for our common stock. For example, from January 1, 2006 through September 28, 2006, the total number of shares of our common stock that traded was 26,931. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades at all in our common stock. The last reported sales price of our common stock on the OTC Bulletin Board on September 28, 2006 was $20.05. As of June 30, 2006, there were approximately 594 beneficial owners of our common stock.

The following table shows the reported high and low bid information (adjusted for stock dividends) for the periods indicated. The prices listed below are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

2006
Third Quarter (through September 28, 2006)	$20.50	$18.60
Second Quarter	$21.00	$18.50
First Quarter	$26.57	$17.14
2005
Fourth Quarter	$17.14	$15.71
Third Quarter	$15.71	$14.76
Second Quarter	$15.33	$13.20
First Quarter	$14.51	$13.61
2004
Fourth Quarter	$14.69	$12.89
Third Quarter	$13.11	$12.49
Second Quarter	$14.06	$12.06
First Quarter	$12.93	$11.02

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends on our common stock. We intend to retain earnings to grow our business and strengthen our capital base. Quarterly dividends are payable on our preferred stock, prior and in preference to the payment of dividends on our common stock, at an annual fixed rate of 6.5%.

Our ability to pay dividends depends on the ability of our subsidiary, Citizens First Bank, to pay dividends to us. Under Kentucky law, the bank may pay dividends only from current or retained net profits. Prior regulatory approval is required to pay dividends which exceed the bank’s net profits for the current year plus its retained net profits for the preceding two calendar years. At June 30, 2006, the bank had approximately $4.8 million in unrestricted dividend capacity. State and federal regulatory authorities also have authority to prohibit a bank from paying dividends if they deem such payment to be an unsafe or unsound practice.

BUSINESS

We are a Kentucky corporation that serves as the holding company for Citizens First Bank, Inc., a Kentucky state chartered bank headquartered in Bowling Green, Warren County, Kentucky. Citizens First Bank opened for business in February 1999. We are locally managed and owned, and we operate as a traditional community bank. We believe that the responsiveness, customized products and services and personal attention we provide to our customers is responsible for our growth to date. At June 30, 2006, we had consolidated assets of approximately $202.9 million, deposits of approximately $162.0 million and shareholders’ equity of approximately $20.6 million.

Our strategy is to continue to grow our community bank franchise by emphasizing local management and providing superior customer service, while achieving operating efficiencies and maintaining strong credit quality and financial performance. We believe the following strengths of our business differentiate us and provide us with a competitive advantage.

•	Strategic Expansion. We have expanded from a single office in Bowling Green to five offices in Warren and Simpson Counties in Kentucky. In June 2006, we entered into an agreement to acquire Kentucky Banking Centers, a $126.6 million asset bank as of June 30, 2006 with offices in Glasgow, Horse Cave and Munfordville, Kentucky, which will provide us access to additional growing communities in our market area. We intend to continue to expand in our market area through internal growth, the opening of new offices and selective acquisitions.

•	Our Management Team. We have assembled a team of bankers with expertise in servicing individuals and small- to medium-sized businesses, many of whom participated in the successful growth of Trans Financial, Inc., a bank holding company formerly headquartered in Bowling Green. Trans Financial was acquired by Star Bank in 1998. We will continue to emphasize experienced local management with a strong commitment to the communities we serve.

•	Our Market Area. Our bank is headquartered in Bowling Green, Warren County, Kentucky, and we currently have one office in Franklin, located in adjacent Simpson County. Our market area consists of the ten county region located in south central Kentucky known as the Barren River Area Development District and extends south into the outlying suburban growth areas of Nashville, Tennessee. In recent years, this market area has experienced notable economic growth, driven by industry expansion and population growth in Bowling Green. We believe that this combination of population and economic growth will continue to support businesses such as real estate development, construction, manufacturing and education and favors the expansion of community-based banking services in our market area.

Strategic Expansion

Through internal growth, expansion of our branch network and strategic acquisitions, we believe we can significantly increase our market share in our primary market area. According to FDIC data as of June 30, 2005, our market share represented 9.8% and 5.3% of the total deposit market of Warren County and Simpson County, respectively. In the past six years, we have expanded from a single office in Bowling Green, Kentucky to five offices in Warren and Simpson Counties in Kentucky. We opened our Simpson County branch in 2003 after hiring seasoned community bankers in that county. To support the growing needs of our customers, we opened a new main office in Bowling Green in March 2006, and we anticipate opening new offices in Franklin in November 2006 and in Bowling Green by the end of 2007.

We plan to open new offices only after both identifying and hiring experienced local executives to manage our operations in those offices. We will also consider expanding into growing markets within our primary market area or nearby markets by engaging in selective acquisitions of other financial institutions that have experienced management who share a common philosophy and approach to community banking.

In June 2006, we entered into a definitive agreement to acquire Kentucky Banking Centers, a Kentucky state chartered bank headquartered in Glasgow, Kentucky, for a cash purchase price of $20.0 million. We intend to fund the purchase price through a combination of the issuance of common stock in this offering and a separate offering of trust preferred securities. When completed, our acquisition of Kentucky Banking Centers will add to Citizens First Bank approximately $126.6 million in assets, $83.9 million in net loans and $115.2 million in deposits, along with three additional offices in our market area.

We believe that our acquisition of Kentucky Banking Centers will provide us additional access to growing communities in our market area, as well as a stable and profitable deposit base. According to FDIC data as of June 30, 2005, the proposed combination will give us a 40.2% market share in Hart County and a 6.9% market share in Barren County. Our management team has extensive experience in Kentucky Banking Centers’ market and we believe the combined bank will be well positioned to increase its growth in these areas through the offering of more sophisticated banking products, our focused marketing efforts and the addition of one or more branches in Barren County. We have offered and expect to retain substantially all of the employees of Kentucky Banking Centers. We believe this will help expedite the integration of our businesses and provide continuity for all of our customers.

Our acquisition of Kentucky Banking Centers is anticipated to close in the fourth quarter of 2006 and is conditioned upon receiving the requisite regulatory approvals.

Our Management Team

Our management team consists of an experienced team of bankers, combining extensive market knowledge with an energetic culture. A significant number of members of our management team served the Bowling Green market and surrounding area for many years as officers, directors or employees of Trans Financial. Trans Financial, formerly headquartered in Bowling Green, grew from a $180.0 million asset one bank holding company in 1982 to a $2.2 billion asset multi-bank holding company in 1998, when it was acquired by Star Bank. Many of our officers, directors and employees played a key role in the growth of Trans Financial, with over 25 of our initial 28 employees having once been employed by Trans Financial. Today, 26 of our 74 employees were once employed with Trans Financial, many of whom were in key positions.

We believe we have assembled a senior management team with extensive banking experience and a shared goal to grow our bank while remaining committed to our guiding principles of building strong personal relationships and providing superior customer service. For example, Mary D. Cohron has been our President and Chief Executive Officer since our founding in 1998. Ms. Cohron is an active community leader in our market area and is currently Chairman-Elect of the Bowling Green Area Chamber of Commerce, Secretary of the Bowling Green Area Economic Development Authority and Vice Chairman of the Western Kentucky University Foundation. Ms. Cohron served as a director of Trans Financial from 1979 to 1998 and held positions on various committees during her tenure, including the executive committee and the audit committee for which she served as chairwoman. Our Chief Financial Officer, Steve Marcum, is a lifelong resident of Warren County, Kentucky and, prior to joining us, served as the chief financial officer of two area community banks for over 25 years.

Our Market Area

Our market area consists of a ten county region located in south central Kentucky known as the Barren River Area Development District and extends south into the outlying suburban growth areas of Nashville, Tennessee. This region consists of Allen, Barren, Butler, Edmonson, Hart, Logan, Metcalfe, Monroe, Simpson and Warren Counties in Kentucky. This area is a thriving and growing region along the Interstate 65 corridor with access to skilled labor and a competitive business climate. In recent years, this market area has experienced notable economic growth, driven by industry expansion, tourism and population growth. According to FDIC data as of June 30, 2005, deposits in our market area were $3.4 billion, an increase of approximately $644.1 million, or 23.6%, from $2.7 billion at June 30, 2000.

Our bank is headquartered in Bowling Green, Warren County, Kentucky, and we currently have one office in Franklin, located in adjacent Simpson County. Bowling Green, the fourth largest city in Kentucky, is located approximately 100 miles south of Louisville, Kentucky and approximately 60 miles north of Nashville, Tennessee. Bowling Green is the financial, retail and health care center of the region and is the home of Western Kentucky University, which provides the area with a strong educational and employment base. Western Kentucky University has over 18,000 students and 2,000 employees. According to the U.S. Census

Bureau, the population of Warren County increased 29.0% from 1990 to 2005 to an estimated 99,000 residents in 2005. According to the Kentucky Cabinet for Economic Development, Warren and Simpson Counties have attracted more than $560.0 million in new business investments and added over 3,450 new jobs in the last three years. In 2006, Forbes magazine named Bowling Green 14th in the U.S. on its list of “Best Small Places for Business”. A 2006 publication of the Federal Reserve Bank of St. Louis also cites Bowling Green’s significant employment growth, noting that total payroll employment in Bowling Green increased 13% from November 2001 to April 2006.

The economic strength of our market area is generated by private employers engaged in manufacturing, retail and service industries. In addition to Western Kentucky University, leading employers in our market area include General Motors Corporation, Commonwealth Health Corporation, DESA, LLC, a manufacturer of portable gas heaters and generators, R.R. Donnelley, a financial printer, and Dana Corporation, an automobile parts manufacturer.

According to FDIC data as of June 30, 2005, Warren and Simpson Counties had total deposits of approximately $1.6 billion, an increase of approximately $431.6 million, or 37.9%, from June 30, 2000. As of June 30, 2005, we had a 9.8% market share in Warren County and a 5.3% market share in Simpson County. Over 70.0% of the deposits in Warren County were held by financial institutions with headquarters located outside Warren County. We believe the demographic trends and growth characteristics of our market area will continue to provide us with significant organic growth opportunities in the future.

Upon the completion of our acquisition of Kentucky Banking Centers, we will have offices in Barren and Hart Counties in Kentucky. According to FDIC data as of June 30, 2005, this two-county area had total deposits of $723.4 million at June 30, 2005, an increase of approximately $127.2 million, or 21.3%, from June 30, 2000, with most of this growth occurring in Barren County. Our presence in this market will allow us to benefit from the growth occurring in Barren County and will provide us with access to a solid source of core deposits in Hart County.

Our Background and Strategy

Following the sale of Trans Financial in early 1998, a group of local civic and business leaders in the Bowling Green area determined that the community needed a new locally owned bank because of their concern that the absence of a locally owned and managed bank would ultimately serve as a drain on the Bowling Green economy. These community leaders became the initial organizers of our bank, using a private investment club organized in 1975 to serve as our holding company. The organizers recruited Ms. Cohron and others to organize and operate the bank and capitalized it with over $1.8 million of the investment club’s funds. We raised the remainder of our initial capital through a public offering in early 1999, with most of our shareholders coming from the Bowling Green community. We opened for business in February 1999, less than a year following the sale of Trans Financial. Of our initial 28 employees, 25 were former Trans Financial employees.

From the time of our initial public offering and continuing to the present, we have been the only public company headquartered in the Bowling Green area. We believe our status as the only local public company has helped to position us as the leading community bank in the Bowling Green area. From the outset we have been focused on providing a consistent and superior level of professional service to our customers through timely responses to customer requests, customized financial products and services and the personal attention of senior banking officers.

We continue to emphasize experienced local management with a strong commitment to the communities we serve. We have an ongoing and vested interest in the economic development and continued growth of Bowling Green and the surrounding region. As a locally owned and managed community bank, our success depends on the continued economic growth that the area has enjoyed over the past decade. Our commitment to, and knowledge of, our market area has proven effective for us in attracting customers, fostering loyalty and maintaining strong asset quality.

Lending Activities

General.  We offer a variety of loans, including real estate, construction, commercial and consumer loans to individuals and small- to mid-size businesses that are located in or conduct a substantial portion of their business in our market area. Our underwriting standards vary for each type of loan, as described below. At June 30, 2006, we had total loans of $160.5 million, representing 79.1% of our total assets.

Commercial Loans.  We make commercial loans primarily to small- and medium-sized businesses. At June 30, 2006, our commercial loans had an average size of $108,000 and the largest loan was $2.0 million. These loans are secured and unsecured and are made available for general operating inventory and accounts receivables, as well as any other purposes considered appropriate. We will generally look to a borrower’s business operations as the principal source of repayment, but will also require, when appropriate, security interests in personal property and personal guarantees. In addition, the majority of commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and other assets of the commercial borrower. At June 30, 2006, commercial loans amounted to $47.5 million, or 29.6%, of our total loan portfolio, excluding for these purposes commercial loans secured by real estate which are included in the commercial real estate category.

Commercial Real Estate Loans.  We originate and maintain a significant amount of commercial real estate loans. At June 30, 2006, our commercial real estate loans had an average size of $227,000 and the largest loan was $2.0 million. This lending involves loans secured by multi-family residential units, income-producing properties and owner-occupied commercial properties. Loan amounts generally conform to the regulatory loan-to-value guidelines and amortizations match the economic life of the collateral, with a maximum amortization schedule of 20 years. Loans secured by commercial real estate are generally subject to a maximum term of 20 years. At June 30, 2006, total commercial real estate loans amounted to $59.1 million, or 36.9% of our loan portfolio.

Commercial lending, including commercial real estate lending, involves more risk than residential real estate lending because loan balances are greater and repayment is dependent upon the borrower’s operations. We attempt to minimize the risks associated with these transactions by generally limiting our exposure to owner-operated properties of customers with an established profitable history. In many cases, risk can be further reduced by limiting the amount of credit to any one borrower to an amount less than our legal lending limit and avoiding types of commercial real estate financings considered risky.

Residential Real Estate Loans.  We originate residential mortgage loans with either fixed or variable interest rates to borrowers to purchase and refinance one-to-four family properties. At June 30, 2006, our residential real estate loans had an average size of $56,000 and the largest loan was $891,000. We also offer home equity loans which are secured by prior liens on the subject residence. Except for home equity loans and lines of credit, substantially all of our residential real estate loans are secured by a first lien on the real estate. Loans secured by residential real estate with variable interest rates will have a maximum term and amortization schedule of 30 years. Except for five-year fixed rate residential mortgage loans, we sell to the secondary market all of our residential fixed-rate mortgage loans, thereby reducing our interest rate risk and credit risk. Loans secured by vacant land are generally subject to a maximum term of five years and a maximum amortization schedule of five years. At June 30, 2006, total residential real estate loans amounted to $44.4 million, or 27.6% of our loan portfolio.

We provide customers access to long-term conventional real estate loans through our mortgage loan division, which underwrites loans that are funded by unaffiliated third party brokers in the secondary market. We receive fees in connection with the origination of mortgage loans, with these fees aggregating $141,000 for the six months ended June 30, 2006 and $343,000 for the year ended December 31, 2005. We do not retain servicing rights with respect to the secondary market residential mortgage loans that we originate.

Consumer.  We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. At June 30, 2006, our consumer loans had an average size of $9,000, and the largest loan was $219,000. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower’s continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We emphasize the amount of the down payment, credit quality and history, employment stability and monthly income. These loans are expected generally to be repaid on a monthly repayment schedule with the payment amount tied to the borrower’s periodic income. We believe that the generally higher yields earned on consumer loans help compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base. At June 30, 2006, total consumer loans amounted to $9.5 million, or 5.9% of our loan portfolio.

Loan Underwriting and Approval.  We seek to make sound, high quality loans while recognizing that lending money involves a degree of business risk. Our loan policies are designed to assist us in managing this business risk. These policies provide a general framework for our loan operations while recognizing that not all risk activities and procedures can be anticipated. Our loan policies instruct lending personnel to use care and prudent decision making and to seek the guidance of our Chief Credit Officer or our President where appropriate.

Our policies provide that individual officers have personal lending authority within varied ranges. Credits in excess of an officer’s lending authority but not in excess of $750,000 require the approval of an executive officer and at least two senior lenders. Credits in excess of $750,000 but less than $1.5 million require the approval of the Chief Credit Officer, the Chief Executive Officer and at least two senior lenders. Credits in excess of $1.5 million but less than $2.5 million require the approval of the loan committee of the board of directors, and credits in excess of $2.5 million require the approval of the board of directors.

Lending Limits.  Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 30% of the bank’s capital and unimpaired surplus for secured loans and 20% of the bank’s capital and unimpaired surplus for unsecured loans. This limit will increase or decrease as the bank’s capital increases or decreases. Based upon the capitalization of the bank at June 30, 2006, we have a legal lending limit of $5.1 million for secured loans per borrower and $3.4 million for unsecured loans per borrower. Our internal lending limits follow these limitations and are generally more restrictive than the limits required by law. We are able to sell participations in our larger loans to other financial institutions, which allow us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.

Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral, including the following loan-to-value ratios:

•	raw land (65.0%);

•	improved residential real estate lots (80.0%);

•	commercial real estate (80.0%); and

•	residences (90.0%).

When appropriate, we make use of credit risk insurance, principally for residential real estate mortgages where the loan-to-value ratio exceeds 90.0%. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal loan-to-value limitations follow these limits and are often more restrictive than those required by the regulators.

Our loan policies generally include other underwriting guidelines for loans secured by liens on real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower’s income. Typically the borrower would be expected to have annual cash flow of 1.25 times required debt service. In addition, our loan policies require that we obtain a written appraisal by a state certified appraiser for loans secured by real estate in excess of $250,000, subject to limited exceptions. The appraiser must be selected by us and must be independent and licensed or state certified. We must obtain a written appraisal by a state licensed appraiser for loans secured by real estate in excess of $50,000 but not exceeding $250,000. We may elect to conduct an in-house real estate evaluation for loans not exceeding $50,000. Our loan policies include maximum amortization schedules and loan terms for each category of loans secured by liens on real estate.

Our loan policies also establish guidelines on the aggregate amount of loans to any one borrower, providing as a guideline that no loan shall be granted without board approval where the aggregate liability of the borrower to us will exceed $2.5 million. This internal lending limit is subject to review and revision by our board of directors from time to time.

In addition, our loan policies provide guidelines for personal guarantees, an environmental policy review, loans to employees, executive officers and directors, problem loan identification, maintenance of a loan loss reserve and other matters relating to lending practices.

Deposit Services

Our principal source of funds is core deposits. We offer a range of deposit products and services consistent with the goal of attracting a wide variety of customers, including small- to medium-sized businesses. We actively pursue business checking accounts by offering competitive rates, telephone banking and other convenient services to our business customers. In some cases, we require business customers to maintain minimum balances. We offer a deposit pick-up service to our commercial customers that enables these customers to make daily cash deposits through one of our couriers. Our newest service is a remote deposit program whereby commercial customers can electronically scan checks at their place of business. These scanned images replace the original paper documents that can be then settled through the check clearing network.

We offer a variety of deposit accounts, including checking accounts, regular savings accounts, NOW accounts, money market accounts, sweep accounts, fixed and variable rate IRA accounts, certificate of deposit accounts and safety deposit boxes. Although we offer a range of consumer and commercial deposit accounts, we do not actively solicit (though we do accept) certificates of deposit in principal amounts greater than $100,000.

Other Banking Services

Our retail banking strategy is to offer basic banking products and services that are attractively priced and easily understood by the customer. We focus on making our products and services convenient and readily accessible to the customer. In addition to banking during normal business hours, we offer extended drive-through hours, ATMs, and banking by telephone, mail and personal appointment. We have nine ATMs and have joined an ATM network which has ATMs at convenience stores and service stations. We also provide debit and credit card services through third parties and also offer night depository, direct deposits, Series E Savings Bond redemptions, cashier’s and travelers checks and letters of credit. We have also established relationships with correspondent banks and other independent financial institutions to provide other services requested by customers, including cash management services, wire transfer services, credit card services and loan participations where the requested loan amount exceeds the lending limits imposed by law or by our policies, as well as other services such as check collection and purchase and sale of federal funds. Our agreement with a third-party service provider makes available to customers convenient telephonic access to their accounts while reducing the personnel and equipment required to provide these services. We maintain an internet banking website at www.citizensfirstbank.com, which allows customers to obtain account balances and transfer funds among accounts. The website also provides online bill payment and electronic delivery of customer statements.

We provide title insurance services to mortgage loan customers for a fee and, through third party providers, we offer other insurance services and trust services and receive a fee for referrals. The objective of offering these products and services is to generate fee income and strengthen relationships with our customers.

Rather than incurring the cost of conducting the data management function directly, we have entered into an agreement with Fiserv, Inc. in which Fiserv provides, among other things, on-line facilities, daily financial report preparation, loan and deposit data processing and customer account statement preparation. We believe using Fiserv for these services is a more cost efficient alternative than hiring the personnel and purchasing the equipment required to perform such services in-house.

Competition

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete for deposits, loans and other banking services with numerous well established financial institutions that have vastly greater financial and human resources than those available to us. We compete with existing area financial institutions other than commercial banks and savings banks, including commercial bank loan production offices, mortgage companies, insurance companies, consumer finance companies, securities brokerage firms, credit unions, money market funds and other business entities which have recently entered traditional banking markets.

Our market area has experienced substantial consolidation in recent years within the banking industry. Many of the area’s locally owned or locally managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by fee changes, branch closings, the dissolution of local boards of directors, management and branch personnel changes and, in our judgment, a decline in the level of personalized customer service. This type of consolidation is expected to continue.

Our most competitive market is the Bowling Green market area. As of June 30, 2005, there were 15 financial institutions operating a total of 48 offices in Warren County and six financial institutions operating a total of 10 offices in Simpson County. The number of banking offices in the Bowling Green market has nearly doubled since 1998. We compete with these institutions both in attracting deposits and in making loans. We have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well established, larger financial institutions with substantially greater resources and lending limits than we have. These institutions offer some services, such as extensive and established branch networks and trust services, that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Employees

As of June 30, 2006, we had 57 full-time employees and 17 part-time employees. Upon consummation of our acquisition of Kentucky Banking Centers, we currently anticipate that we will have 94 full-time employees and 21 part-time employees.

Properties

We currently operate from a five office network in Warren and Simpson Counties, Kentucky.

Type of Office	Location	Leased or Owned

Main Office	1065 Ashley Street Bowling Green, Kentucky 42103	Owned
Branch	1805 Campbell Lane Bowling Green, Kentucky 42104	Owned
Branch	901 Lehman Avenue Bowling Green, Kentucky	Leased	(1)
Branch	1200 S. Main Street Franklin, Kentucky	Owned
Branch	2451 Fitzgerald-Industrial Drive Bowling Green, Kentucky	Owned

(1)	We have purchased property at 987 Lehman Avenue, Bowling Green, Kentucky near our current Lehman Avenue branch and intend to relocate that branch to the new location. We expect to begin construction of the new location in the third quarter of 2006.

We have purchased property located at 705 North Main Street in Franklin, Kentucky, and we anticipate opening an office at this location in November 2006. We have also entered into a contract to purchase property located at 2900 Louisville Road in Bowling Green, and we anticipate opening a branch at this location in 2007. We believe that all of our properties are adequately covered by insurance.

Legal Proceedings

In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations or financial condition.

CITIZENS FIRST CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our “Summary Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our discussion and analysis for the periods ended June 30, 2006 and 2005 is based on unaudited financial statements for such periods included elsewhere in this prospectus.

Overview

We are a one bank holding company headquartered in Bowling Green, Kentucky. Since we opened Citizens First Bank, Inc. in 1999, we have expanded to five offices with $202.9 million in total assets as of June 30, 2006. In June 2006, we entered into an agreement with Farmers Capital Bank Corporation to purchase 100% of the outstanding stock of Kentucky Banking Centers, a Kentucky state chartered bank headquartered in Glasgow, Kentucky, for $20.0 million.

The following table sets forth selected measures of our financial performance for the periods indicated.

	Six Months Ended		Years Ended
	June 30,		December 31,
	2006	2005	2005	2004	2003
	(Dollars in thousands)

Net income	$1,027	$955	$2,237	$1,038	$(290)
Total assets	202,855	179,596	195,502	169,512	163,420
Total loans, net of unearned income	160,484	156,554	157,569	146,950	134,715
Total deposits	161,992	140,627	156,377	130,529	133,729
Shareholders’ equity	20,640	19,119	19,958	18,177	9,610

Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits and advances from the Federal Home Loan Bank of Cincinnati (“FHLB”). Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income earned on our interest earning assets, such as loans and securities, and the interest paid on our interest bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield we earn on these interest earning assets and the rate we pay on our interest bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the “Average Consolidated Balance Sheets and Analysis of Changes in Net Interest Income” tables show for the periods indicated the average balance for each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of these tables show that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the “Rate/Volume Analysis” tables help demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an “Interest Sensitivity Analysis Table” to help explain this. Finally, we have included a number of tables that provide detail about our securities, loans, deposits and other borrowings.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable incurred credit losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings. In the “— Loans” and “— Asset Quality and Allowance for Loan Losses” sections, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the “— Noninterest Income” and “— Noninterest Expense” sections.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and other statistical information also included in this prospectus.

Application of Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and practices followed generally within the financial services industry. Our most significant accounting policies are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, we believe the determination of our allowance for loan losses requires the most subjective or complex judgments and could be most subject to revision as new information becomes available.

The allowance for loan losses represents management’s estimate of probable incurred credit losses inherent in our loan portfolio. The loan portfolio also represents the largest asset type on the consolidated balance sheet. We consider the determination of the amount of our allowance for loan losses to be a critical accounting policy because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Note 1 to the consolidated financial statements describes the methodology we use to determine the allowance for loan losses, and we have discussed the factors driving changes in the amount of the allowance for loan losses under “— Asset Quality and Allowance for Loan Losses” below.

We review loans that exhibit probable or observed credit weaknesses individually. Where appropriate, we allocate reserves to individual loans based on our estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to us. We include in our review of individual loans those that are impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual, and we apply historical loss rates to other loans that are not subject to reserve allocations. We may adjust these historical loss rates for significant factors that, in our judgment, reflect the impact of any current conditions on loss recognition, such as the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and our internal credit examiners.

We maintain a modest unallocated reserve to recognize the imprecision in estimating and measuring losses when evaluating reserves for individual loans or pools of loans. We review our reserves on individual loans and historical loss rates quarterly and adjust them as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

We have not made any substantive changes in our overall approach in determining our allowance for loan losses or our assumptions or estimation techniques that impacted the determination of the current period allowance as compared to prior periods.

Based on the procedures discussed above, we are of the opinion that the allowance for loan losses of $1.9 million was adequate to absorb probable incurred credit losses associated with the loan portfolio at June 30, 2006.

We had a net deferred tax asset of $686,000 as of June 30, 2006, which we evaluate on a quarterly basis. To the extent we believe it is more likely than not that it will not be used, we will establish a valuation allowance to reduce the asset’s carrying amount to the amount we expect to be realized. At June 30, 2006, we have not established a valuation allowance against the outstanding deferred tax asset. We will use the deferred tax asset as we are profitable or as we carry back tax losses to periods in which we paid income taxes. The estimate of the realizable amount of this asset is a critical accounting policy.

Results of Operations

Overview

Years Ended December 31, 2005 and 2004

In 2005, we recorded net income of $2.2 million, or $1.83 per basic common share and $1.47 per diluted common share. This compares to net income of $1.0 million, or $0.86 per basic and diluted common share, in 2004.

Three and Six Months Ended June 30, 2006 and 2005

We reported net income for the three months ended June 30, 2006 of $478,000, or $0.37 and $0.31 per basic and diluted common share, respectively, compared to net income of $505,000, or $0.40 and $0.33 per basic and diluted common share, respectively, for the three months ended June 30, 2005.

We reported net income of $1.0 million for the six months ended June 30, 2006, an increase of $72,000, or 7.5%, compared to $955,000 reported for the six months ended June 30, 2005. Basic and diluted net income per share was $0.82 and $0.67, respectively, for the six months ended June 30, 2006, compared to $0.74 and $0.63 for the six months ended June 30, 2005. During the first six months of 2006, we recorded an expense of $135,000 net of taxes related to our stock option programs. Under new accounting standards, these expenses are now required to be recorded whereas they were not required to be recorded in the first half of 2005.

Our return on average assets was 1.04% for the six months ended June 30, 2006 compared to 1.11% for the previous year. Return on average assets for the bank was 1.25% for the six months ended June 30, 2006 compared to 1.18% for the previous year. Our annualized return on average equity was 10.11% for the six months ending June 30, 2006 compared to an annualized return of 10.28% for the six months ending June 30, 2005.

Net Interest Income

Years Ended December 31, 2005 and 2004

Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets, such as loans and securities, and the total interest cost of the deposits and borrowings obtained to fund these assets. Factors that influence the level of net interest income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, the level of nonperforming loans and non-earning assets and the amount of noninterest bearing deposits supporting earning assets.

For the year ended December 31, 2005, net interest income was $7.7 million, an increase of $1.6 million over our net interest income of $6.1 million in 2004. The increase in 2005 resulted primarily from continued growth of loans and deposits, as we continued to increase our market share in our principal area of operations. The net interest margin in 2005 was 4.58%, compared to 3.90% in 2004. This increase of 68 basis points is primarily attributable to the continued increase in the yield on interest earning assets, particularly due to the prime rate increases occurring during 2005.

Net Interest Analysis Summary

	2005	2004

Average yield on interest earning assets	6.57%	5.54%
Average rate on interest bearing liabilities	2.30%	1.85%
Net interest rate spread	4.27%	3.69%
Net interest margin	4.58%	3.90%

The following table sets forth for the years ended December 31, 2005 and 2004 information regarding average balances of assets and liabilities as well as the amounts of interest income from average interest earning assets and interest expense on average interest bearing liabilities and average yields and costs. We have calculated the yields and costs for the periods indicated by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

	For the Year Ended			For the Year Ended
	December 31, 2005			December 31, 2004
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate (%)	Balance	Expense	Rate (%)

ASSETS
Interest earning assets
Federal funds sold and other	$1,958	$73	3.73%	$1,552	$22	1.42%
Available for sale securities	12,502	472	3.78%	13,132	515	3.92%
FHLB stock	595	30	5.04%	561	23	4.10%
Loans(1)	153,501	10,499	6.84%	140,470	8,061	5.74%

Total interest earning assets	168,556	11,074	6.57%	155,715	8,621	5.54%
Non-earning assets	11,905			10,185

Total assets	$180,461			$165,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Interest bearing transaction accounts	$49,513	$504	1.02%	$53,309	$510	0.96%
Savings accounts	3,026	23	0.76%	2,895	19	0.66%
Time deposits	74,135	2,379	3.21%	61,106	1,606	2.63%

Total interest bearing deposits	126,674	2,906	2.29%	117,310	2,135	1.82%
Securities sold under repurchase agreements	3,663	32	0.87%	4,266	37	0.87%
Federal funds purchased	1,235	44	3.56%	906	15	1.66%
FHLB borrowings	14,100	371	2.63%	13,385	288	2.15%
Other borrowings	—	—	—	1,394	67	4.81%

Total interest bearing liabilities	145,672	3,353	2.30%	137,261	2,542	1.85%
Noninterest bearing liabilities
Noninterest bearing deposits	14,527			13,330
Other liabilities	1,092			980

Total liabilities	161,291			151,571
Shareholders’ equity	19,170			14,329

Total liabilities and shareholders’ equity	$180,461			$165,900

Net interest income		$7,721			$6,079

Net interest spread			4.27%			3.69%
Net interest margin(2)			4.58%			3.90%
Return on average assets			1.24%			0.63%
Return on average equity			11.67%			7.24%
Equity to assets ratio			10.62%			8.64%

(1)	Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.

(2)	Net interest income as a percentage of interest earning assets.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following table sets forth the effect which the varying levels of interest earning assets and interest bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Years Ended December 31,
	2005 vs. 2004
	Increase/(Decrease)
	Due to
	Rate	Volume	Net
	(Dollars in thousands)

Interest earning assets:
Loans, net	$1,690	$748	$2,438
Available for sale securities	(18)	(25)	(43)
FHLB stock	6	1	7
Federal funds sold	45	6	51

Total net change in income on interest earning assets	1,723	730	2,453
Interest bearing liabilities:
Interest bearing transaction accounts	30	(36)	(6)
Savings accounts	3	1	4
Time deposits	431	342	773

Total deposits	464	307	771
Federal funds purchased	24	5	29
Securities sold under repurchase agreements	—	(5)	(5)
FHLB borrowings	68	15	83
Other borrowings	—	(67)	(67)

Total net change in expense on interest bearing liabilities	556	255	811

Net change in net interest income	$1,167	$475	$1,642

Three and Six Months Ended June 30, 2006 and 2005

For the quarter ended June 30, 2006, net interest income was $2.2 million, an increase of $296,000 over net interest income of $1.9 million in 2005. The increase in 2006 resulted primarily from the increase in interest rates, as well as the growth in volume of loans and deposits. For the six months ended June 30, 2006, net interest income was $4.3 million on a tax-equivalent basis, an increase of $645,000 over net interest income of $3.6 million in 2005.

The net interest margin for the six months ended June 30, 2006 was 4.71%, compared to 4.49% in 2005. This increase of 22 basis points is attributable to the increase in the yield on interest earning assets, primarily loans, rising faster than the cost of interest bearing liabilities. The prime rate increased 2% from 6.25% at June 30, 2005 to 8.25% at June 30, 2006, which favorably increased interest income on earning assets.

Net Interest Analysis Summary

	2006	2005

Average yield on interest earning assets	7.37%	6.25%
Average rate on interest bearing liabilities	3.05%	2.06%
Net interest rate spread	4.32%	4.19%
Net interest margin	4.71%	4.49%

The following table sets forth for the six months ended June 30, 2006, and 2005, respectively, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest earning assets and interest expense on average interest bearing liabilities and average yields and costs. We have calculated the yields and costs for the periods indicated by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

	For the Six Months Ended			For the Six Months Ended
	June 30, 2006			June 30, 2005
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate (%)	Balance	Expense	Rate (%)
	(Dollars in thousands)

ASSETS
Interest earning assets
Federal funds sold	$10,202	$238	4.70%	$1,017	$14	2.74%
Available for sale securities(1)	12,690	258	4.10%	12,707	239	3.79%
FHLB stock	634	18	5.73%	587	13	4.81%
Loans(2)	160,272	6,207	7.81%	149,357	4,804	6.49%

Total interest earning assets	183,797	6,721	7.37%	163,668	5,070	6.25%
Non-earning assets	14,551			10,082

Total assets	$198,348			$173,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Interest bearing transaction accounts	$48,688	$294	1.22%	$50,332	$251	1.01%
Savings accounts	3,098	18	1.17%	3,143	11	0.71%
Time deposits	92,164	1,841	4.03%	67,851	977	2.90%

Total interest bearing deposits	143,950	2,153	3.01%	121,326	1,239	2.06%
Federal funds purchased	3	—	—	1,474	22	3.01%
Securities sold under repurchase agreements	3,416	27	1.59%	3,928	17	0.87%
FHLB borrowings	13,342	252	3.81%	13,066	148	2.28%

Total interest bearing liabilities	160,710	2,432	3.05%	139,794	1,426	2.06%
Noninterest bearing deposits	15,822			14,169
Other liabilities	1,321			1,053

Total liabilities	177,854			155,016
Shareholders’ equity	20,494			18,734

Total liabilities and shareholders’ equity	$198,348			$173,750

Net interest income		$4,289			$3,644

Net interest spread			4.32%			4.19%
Net interest margin(3)			4.71%			4.49%
Return on average assets			1.04%			1.11%
Return on average equity			10.11%			10.28%
Equity to assets ratio			10.33%			10.78%

(1)	Income and yield stated at a tax equivalent basis for nontaxable securities using the marginal corporate Federal tax rate of 34.0%.

(2)	Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.

(3)	Net interest income as a percentage of interest earning assets.

The following table sets forth the effect which the varying levels of interest earning assets and interest bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Six Months Ended
	June 30, 2006 vs. 2005
	Increase/(Decrease)
	Due to
	Rate	Volume	Net
	(Dollars in thousands)

Interest earning assets:
Loans, net	$1,052	$351	$1,403
Available for sale securities	19	—	19
FHLB stock	4	1	5
Federal funds sold	98	126	224

Total net change in income on interest earning assets	1,173	478	1,651
Interest bearing liabilities:
Interest bearing transaction accounts	51	(8)	43
Savings accounts	7	—	7
Time deposits	514	350	864

Total deposits	572	342	914
Federal funds purchased	—	(22)	(22)
Securities sold under repurchase agreements	12	(2)	10
FHLB borrowings	101	3	104

Total net change in expense on interest bearing liabilities	685	321	1,006

Net change in net interest income	$488	$157	$645

Provision for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under “— Asset Quality and the Allowance for Loan Losses.”

For the Years Ended December 31, 2005 and 2004

We made a negative provision for loan losses in 2005 of $200,000, or 0.13% of average loans, compared to a positive provision of $165,000, or 0.12% of average loans, during 2004. The decrease in the provision expense in 2005, compared to 2004, was primarily a result of the judgment award of $1.1 million received in November, 2005 from the Texas court system. From the proceeds of this award, $518,000 was applied to a nonperforming loan, $60,000 was collection expense and the remaining $521,000 was recorded as a recovery of a loan charged off in 2003. With the resulting decrease in total nonperforming loans and internally classified loans, a negative provision for 2005 was recorded to properly maintain the allowance for loan losses.

Another factor which influences provision expense is the growth of the loan portfolio. The net increase in loans for 2005 was $10.6 million, compared to $12.2 million in 2004, reflecting a slightly declining trend. However, during the last six months of 2005, loan growth had stabilized further and increased from $156.6 million at June 30, 2005 to $157.6 million at December 31, 2005, an increase of $1.0 million.

Three and Six Months Ended June 30, 2006 and 2005

No provision for loan losses was deemed necessary in 2006 resulting in a decrease of $85,000 and $120,000, respectively, for the quarter and year to date ended June 30, 2006. The decision not to record a provision expense in 2006 is attributed to continued improvement in the credit quality of our loan portfolio, including a decline in classified loans and stable loan growth. Nonperforming loans totaled $687,000 at June 30, 2006 compared to $769,000 at June 30, 2005. Nonperforming loans to total loans ratio was 0.43% and 0.49% at June 30, 2006 and 2005, respectively. Management continues to evaluate the risks within the loan portfolio and emphasize collection efforts.

Noninterest Income

Years Ended December 31, 2005 and 2004

Our noninterest income totaled $1.5 million in 2005, compared to $1.4 million in 2004, an increase of $46,000, or 3.23%. The following table shows the detailed components of noninterest income:

			Increase
	2005	2004	(Decrease)
	(Dollars in thousands)

Service charges on deposit accounts	$808	$835	$(27)
Other service charges and fees	73	91	(18)
Gain on the sale of mortgage loans held for sale	343	414	(71)
Title premium fees	52	53	(1)
Title closing fees	16	12	4
Trust referral fees	16	12	4
Gain (loss) on the sale of available for sale securities	0	(34)	34
Lease income	100	1	99
Other income	68	46	22

	$1,476	$1,430	$46

The major variance in noninterest income in 2005 came from the increase in lease income in 2005 as compared to 2004. This increase resulted from our purchase of a building at 1065 Ashley Circle in Bowling Green, which is now our main office. The majority of the first floor of the building is leased to three commercial tenants.

Gain on the sale of mortgage loans held for sale decreased $71,000 in 2005 as compared to 2004. Rising interest rates in 2005 reduced demand for refinancing in the mortgage loan market. Gain (loss) on the sale of available-for-sale securities increased $34,000 in 2005, as a loss of $34,000 was incurred during 2004, while there were no sales during 2005. We refer trust business to a trust company in return for referral fees. These trust referral fees totaled $16,000 in 2005 and $13,000 during 2004.

Three and Six Months Ended June 30, 2006 and 2005

Noninterest income for the three months ended June 30, 2006 and 2005 was $381,000 and $361,000, respectively, an increase of $20,000, or 5.5%. Income from service charges on deposit accounts decreased $24,000, or 11.3%, to $189,000 during the second quarter of 2006 from $213,000 for the second quarter of 2005. The volume of fees collected on non-sufficient fund charges decreased from the pervious year, offsetting an increase in other service charge fees.

Noninterest income for the six months ended June 30, 2006 and 2005 was $701,000 and $693,000, respectively, an increase of $8,000, or 1.2%. Service charges on deposit accounts represent over half of our noninterest income for both six month time periods, and declined due to a decrease in non-sufficient fund charges on customer overdrafts. Income from mortgage banking decreased due to lower volumes as interest rates increased for mortgage loans. Lease income increased substantially compared to 2005 because the building from which the lease income is obtained was acquired in the third quarter of 2005.

The following table shows the detailed components of noninterest income for the six months ended June 30, 2006 as compared to June 30, 2005:

			Increase
	2006	2005	(Decrease)
	(Dollars in thousands)

Service charges on deposit accounts	$365	$405	$(40)
Other service charges and fees	28	36	(8)
Gain on the sale of mortgage loans held for sale	141	165	(24)
Title premium fees	25	22	3
Title closing fees	5	8	(3)
Trust referral fees	8	9	(1)
Lease income	105	10	95
Other income	24	38	(14)

	$701	$693	$8

Noninterest Expense

Years Ended December 31, 2005 and 2004

Our 2005 noninterest expense was $6.0 million, an increase of $198,000, or 3.4%, from 2004. The primary increase in noninterest expense in 2005 resulted from the legal expense incurred to collect a large loan that was charged off in 2003 and recovered in late November 2005. This increase is reflected in professional fees. The increases and decreases in expense by major categories are as follows:

			Increase
	2005	2004	(Decrease)
	(Dollars in thousands)

Salaries and employee benefits	$3,005	$3,040	$(35)
Net occupancy expense	422	366	56
Equipment expense	379	422	(43)
Advertising	229	162	67
Professional fees	563	472	91
Data processing services	414	368	46
FDIC and other insurance	97	154	(57)
Franchise shares and deposit tax	175	141	34
Postage and office supplies	117	101	16
Telephone and other communication	125	122	3
Other	478	458	20

	$6,004	$5,806	$198

Significant variances between 2005 and 2004 included professional fees, which increased $91,000 in 2005 as compared to 2004, and primarily consisted of legal fees incurred to collect the large loan charged off in 2003. FDIC insurance premiums decreased $71,000 in 2005 compared to 2004 because the FDIC premium rates dropped in 2005. Our advertising and marketing expenses increased $67,000 in 2005 compared to 2004 as a result of increased marketing agency fees, fees incurred to develop a strategic marketing plan, the costs of surveys developed to analyze our customer base and general advertising increases throughout the year to help reach more customers.

Three and Six Months Ended June 30, 2006 and 2005

Noninterest expense was $1.8 million in the second quarter of 2006, up from $1.4 million in the same quarter of 2005, an increase of $391,000, or 27.8%. An increase in salary and employee benefit expense of $199,000, due primarily to an increase in full time employees and employee stock option expense, coupled with an increase of $43,000 in non-employee stock option expense, accounted for significant variances compared to the same period in 2005.

For the six months ended June 30, 2006 and 2005, respectively, noninterest expense was $3.4 million and $2.8 million, an increase of $604,000, or 21.8%. An increase in salary and employee benefit expense of $414,000, due primarily to an increase in full time equivalent employees and employee stock option expense, was the largest increase comparing the first half of 2006 to 2005. Occupancy expenses increased $128,000, or 70.7%, due to the purchase of the corporate headquarters in the third quarter of 2005, which was placed into service in March of 2006.

The increases and decreases in expense by major categories are as follows for the six months ended June 30, 2006 as compared to June 30, 2005:

			Increase
	2006	2005	(Decrease)
	(Dollars in thousands)

Salaries and employee benefits	$1,775	$1,361	$414
Net occupancy expense	309	181	128
Equipment expense	222	188	34
Advertising	169	111	58
Professional fees	151	220	(69)
Data processing services	208	217	(9)
FDIC and other insurance	52	60	(8)
Franchise shares and deposit tax	116	102	14
Postage and office supplies	66	54	12
Telephone and other communication	71	62	9
Other	234	213	21

	$3,373	$2,769	$604

Income Taxes

Years Ended December 31, 2005 and 2004

Income tax expense was calculated using the actual tax rate for 2005 and 2004. We have recognized deferred tax liabilities and assets to show the tax effects of differences between the financial statement and tax bases of assets and liabilities. The effective tax rate for 2005 was 34.1%, compared to 32.5% for 2004.

Six and Three Months Ended June 30, 2006 and 2005

For the three and six months ended June 30, 2006, income tax expense has been calculated based on our anticipated effective tax rate for 2006. During the second quarter of 2006, income tax expense totaled $297,000 compared to $260,000 for the same period of 2005. For the first half of 2006, income tax expense totaled $581,000, compared to $493,000 during the same period of 2005. The effective tax rate for 2006 was 38.4% compared to 34.0% for 2005. The increase is related to the compensation expense for employee stock options, which is not deductible for income tax purposes.

Balance Sheet Review

General

Our assets at year end 2005 totaled $195.5 million, compared with $169.5 million at year end 2004, an increase of 15.3%. On an annual average basis, total assets were $180.5 million in 2005, compared to $165.9 million in 2004. Average interest earning assets increased by $12.8 million from 2004 to 2005, from $155.7 million to $168.6 million.

Total assets at June 30, 2006 were $202.9 million, up $7.4 million, or 3.8%, from December 31, 2005. Loans increased $3.0 million, or 1.9%, from $157.5 million at December 31, 2005 to $160.5 million at June 30, 2006. Deposits at June 30, 2006 were $162.0 million, an increase of $5.6 million, or 3.6%, from $156.4 million at December 31, 2005. Shareholders’ equity of $20.6 million equaled 10.17% of total assets as of June 30, 2006.

Loans

We experienced moderate loan growth in our market area throughout 2005, with particular strength in middle market commercial and commercial real estate loans, which range between $500,000 and $2.0 million, and in residential real estate loans. Total loans averaged $154.4 million in 2005, compared to $140.5 million in 2004. At year end 2005, loans totaled $157.6 million, compared to $147.0 million at year end 2004.

For the second quarter of 2006, total loans averaged $161.9 million, compared to $152.9 million for the second quarter of 2005, an increase of 5.9%. Total loans averaged $160.3 million for the first six months of 2006, compared to $149.4 million for the same period in 2005, an increase of 7.3%. At June 30, 2006, loans totaled $160.5 million, compared to $156.6 million at June 30, 2005, an increase of 2.5%. We experienced moderate loan growth in our market area throughout the first half of 2006, with particular strength in middle market commercial loans. Commercial real estate loans, residential real estate loans and consumer loans were stable to slightly declining during the first six months of 2006.

The following table presents a summary of the loan portfolio by category as of June 30, 2006 and December 31, 2005 and 2004:

	June 30,		December 31,
	2006		2005		2004
		% of		% of		% of
		Total		Total		Total
		Loans		Loans		Loans
	(Dollars in thousands)

Commercial and agricultural	$47,503	29.60%	$41,671	26.45%	$41,421	28.19%
Commercial real estate	59,143	36.85%	60,971	38.69%	47,853	32.56%
Residential real estate	44,352	27.64%	45,108	28.63%	46,818	31.86%
Consumer	9,486	5.91%	9,819	6.23%	10,859	7.39%

	$160,484	100.00%	$157,569	100.00%	$146,950	100.00%

Our commercial real estate loans include financing for industrial developments, residential developments, retail shopping centers, industrial buildings, restaurants and hotels. The primary source of repayment cannot be traced to any specific industry group. The percentage distribution of our loans by industry as of December 31, 2005 and 2004 is shown in the following table:

	2005	2004

Agriculture, forestry, and fishing	7.39%	7.02%
Mining	0.01%	0.37%
Construction	9.13%	7.44%
Manufacturing	7.16%	6.20%
Transportation, communication, electric, gas, and sanitary services	3.28%	2.16%
Wholesale trade	2.82%	3.57%
Retail trade	12.81%	11.88%
Finance, insurance and real estate	9.39%	12.28%
Services	12.32%	13.97%
Public administration	0.88%	1.11%

Total commercial and commercial real estate	65.19%	66.00%
Residential real estate loans	28.62%	25.39%
Other consumer loans	6.19%	8.61%

Total loans	100.00%	100.00%

Substantially all of our loans are to customers located in the Bowling Green-Warren County area and in the Franklin-Simpson County area. As of December 31, 2005, our 20 largest credit relationships consisted of loans and loan commitments ranging from $1.5 million to $4.4 million. The aggregate amount of these credit relationships was $41.2 million. As of June 30, 2006, our 20 largest credit relationships consisted of loans and loan commitments ranging from $1.5 million to $4.5 million. The aggregate amount of these credit relationships was $42.4 million.

The following tables set forth the maturity distribution and interest rate sensitivity of our loan portfolio as of December 31, 2005 and June 30, 2006. Maturities are based upon contractual terms. Our policy is to specifically review and approve all renewed loans; loans are not automatically rolled over.

	One Year	One Through	Over	Total
As of December 31, 2005	or Less	Five Years	Five Years	Loans
	(Dollars in thousands)

By maturity date:
Commercial	$21,715	$12,861	$7,094	$41,670
Commercial real estate	21,344	21,637	17,990	60,971
Residential real estate	5,607	6,240	33,262	45,109
Consumer	2,893	6,384	542	9,819

Total	$51,559	$47,122	$58,888	$157,569

By next repricing opportunity:
Commercial	$34,493	$6,709	$468	$41,670
Commercial real estate	53,219	7,621	131	60,971
Residential real estate	39,753	3,115	2,240	45,108
Consumer	4,087	5,714	19	9,820

Total	$131,552	$23,159	$2,858	$157,569

Fixed rate loans	$12,550	$23,159	$2,858	$38,567
Floating rate loans	119,002	—	—	119,002

Total	$131,552	$23,159	$2,858	$157,569

	One Year	One Through	Over	Total
As of June 30, 2006	or Less	Five Years	Five Years	Loans
	(Dollars in thousands)

By maturity date:
Commercial	$25,313	$15,960	$6,230	$47,503
Commercial real estate	19,878	21,329	17,936	59,143
Residential real estate	5,509	7,540	31,303	44,352
Consumer	2,654	6,159	673	9,486

Total	$53,354	$50,988	$56,142	$160,484

By next repricing opportunity:
Commercial	$38,530	$8,910	$63	$47,503
Commercial real estate	44,482	13,910	751	59,143
Residential real estate	29,245	12,270	2,837	44,352
Consumer	3,261	5,789	436	9,486

Total	$115,518	$40,879	$4,087	$160,484

Fixed rate loans	$14,195	$28,452	$3,629	$46,276
Floating rate loans	101,323	12,427	458	114,208

Total	$115,518	$40,879	$4,087	$160,484

Asset and Liability Management

We manage our assets and liabilities to provide a consistent level of liquidity to accommodate normal fluctuations in loans and deposits. The yield on approximately 68.0% of our earning assets as of June 30, 2006 adjusts simultaneously with changes in an external index, primarily the highest prime rate as quoted in the Wall Street Journal. A majority of our interest bearing liabilities are issued with fixed terms and can only be repriced at maturity. In 2005, the prime rate increased eight times for a total of 200 basis points. During the first half of 2006, the prime rate increased 4 times for a total of 100 basis points. During a period of rising interest rates, the yield on our interest earning assets will increase faster than the rates paid on interest bearing liabilities. This creates an increase in our net interest margin as the difference between what we earn on our interest earning assets and what we pay on our interest bearing liabilities increases. During periods of falling rates, the yield on our assets will decline faster than the rates paid on supporting liabilities. This causes an initial decline in the net interest margin, as the difference between what we earn on our assets and what we pay on our liabilities becomes smaller. If interest rates stabilize for a period of time, the difference between interest earning assets and interest bearing liabilities will tend to stabilize. In a stable rate environment, our net interest margin will be impacted by, among other factors, a change in the mix of earning assets, with our deposit growth being invested in federal funds sold, investment securities or loans.

Asset Quality and the Allowance for Loan Losses

We consider asset quality of primary importance and employ a full-time internal credit review person to monitor adherence to our lending policy. We use a year round internal credit review to assess a minimum of 30% of our loan portfolio. Management is required to address any criticisms raised during the loan review and to take appropriate actions where warranted.

The allowance for loan losses represents management’s estimate of probable credit losses incurred in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

The allowance for loan losses is established through a provision for loan losses charged to expense. At June 30, 2006, the allowance was $1.9 million, compared to $2.0 million at December 31, 2005 and $1.7 million at the end of 2004. The ratio of the allowance for loan losses to total loans (excluding mortgage loans held for sale) at June 30, 2006 was 1.17%, compared to 1.24% at December 31, 2005 and 1.17% at December 31, 2004.

The provision to the allowance for loan losses is based on management’s and our loan committee’s ongoing review and evaluation of the loan portfolio and general economic conditions on a monthly basis, and is reviewed by the full board of directors on a quarterly basis. Management bases its review and evaluation of the allowance for loan losses on an analysis of historical trends, significant problem loans, current market value of real estate or collateral and certain economic and other factors affecting loans and real estate or collateral securing these loans. Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. We charge recognized losses against the allowance and add subsequent recoveries to the allowance. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. Our allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment based upon information that is available to them at the time of their examination.

Nonperforming loans are defined as nonaccrual loans, loans accruing but past due 90 days or more, and restructured loans. Nonperforming assets are defined as nonperforming loans, other real estate owned and repossessed assets. The following table sets forth selected asset quality ratios for the periods indicated.

	June 30,	December 31,	June 30,
	2006	2005	2005
	(Dollars in thousands)

Nonperforming loans	$687	$257	$769
Nonperforming assets	$856	$257	$769
Allowance for loan losses	$1,881	$1,957	$1,891
Nonperforming assets to total loans	0.53%	0.16%	0.49%
Nonperforming assets to total assets	0.42%	0.13%	0.43%
Net charge-offs to average total loans	0.05%	(0.28)%	(0.03)%
Allowance for loan losses to nonperforming loans	273.80%	761.48%	245.87%
Allowance for loan losses to total loans	1.17%	1.24%	1.21%

Management classifies commercial and commercial real estate loans as nonaccrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized and is in the process of collection, or when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. We charge off consumer loans after 120 days of delinquency unless they are adequately secured and in the process of collection. Nonaccrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. We categorize loans as restructured if the original interest rate, repayment terms, or both were restructured due to deterioration in the financial condition of the borrower. However, restructured loans that demonstrate performance under the restructured terms and that yield a market rate of interest may be removed from restructured status in the year following the restructure.

Loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to us. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other loans not subject to reserve allocations. These historical loss rates may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and our internal credit examiners.

A modest unallocated reserve is maintained to recognize the imprecision in estimating and measuring losses when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

We had nonperforming loans totaling $257,000 at December 31, 2005, and $720,000 at December 31, 2004. The nonperforming loan total at year end 2005 consisted of one nonaccrual loan of $164,000 to a commercial customer that is guaranteed in full by the Small Business Administration, and four loans over 90 days past due totaling approximately $93,000. The nonperforming loan total at year end 2004 included the remaining portion of three loans to one borrower totaling $518,000, which were placed on nonaccrual status during the second quarter of 2003. The three loans, originally totaling $1.7 million, were secured by substantially all the assets of the borrower and the guaranties of three individuals, a limited partnership and a limited liability company. During the second quarter of 2003 the borrower advised us that one of the properties had failed to produce any revenue and was unlikely to ever produce revenue and that its value was now negligible, and that revenue from a second property was expected to be minimal. The borrower terminated its operations during the second quarter of 2003 and $1.0 million was charged off. We are pursuing recovery in full of these loans through various legal proceedings. The second nonperforming loan that was put on nonaccrual during the first quarter of 2004 is to one borrower and totals $200,000. The loan is secured by a single family residence in Bowling Green. The sale of the property has been stayed until the borrower’s estate is processed through probate court. The remaining $2,000 of nonperforming loans consists of one loan accruing but past due over 90 days.

We had nonperforming loans totaling $687,000 at June 30, 2006, compared to $769,000 at June 30, 2005. The nonperforming loans at June 30, 2006 consisted of $464,000 of nonaccrual loans, $203,000 of a loan secured by real estate in the process of collection, and $20,000 of consumer loans. Of the nonaccrual loans, $220,000 is secured by real estate and $153,000 is fully guaranteed by the Small Business Administration. Other nonperforming assets include $140,000 in other real estate and $29,000 in repossessed equipment and vehicles.

Generally, we do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower’s future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At June 30, 2006, we had classified loans totaling $1.1 million as potential problem loans and made a specific allocation in the allowance for loan losses. At December 31, 2005 and 2004, we classified loans totaling $1.8 million and $2.3 million, respectively, as potential problem loans and made a specific allocation in the allowance for loan losses.

Interest income of approximately $21,000 for the six months ended June 30, 2006, $13,000 in 2005 and $2,000 in 2004 would have been recorded on nonaccrual loans if such loans had been accruing interest throughout the year in accordance with their original terms. The amount of interest income actually recorded on nonaccrual loans was $5,000, $8,000 and $187 for the six months ended June 30, 2006, and the years ended December 31, 2005 and December 31, 2004, respectively.

The following tables set forth an analysis of our allowance for loan losses for the years ended December 31, 2005 and 2004 and for the six months ended June 30, 2006 and 2005.

	December 31,
	2005	2004
	(Dollars in thousands)

Balance, beginning of year	$1,721	$1,904
Provision for loan losses	(200)	165
Amounts charged off:
Commercial	119	333
Commercial real estate	—	—
Residential real estate	124	—
Consumer	53	48

Total loans charged off	295	381
Recoveries of amounts previously charged off:
Commercial	721	29
Commercial real estate	—	—
Residential real estate	10	—
Consumer	1	3

Total recoveries	732	32

Net charge-offs (recoveries)	(437)	349

Balance at end of year	$1,957	$1,721

Total loans, net of unearned income:
Average	$153,501	$140,471
At December 31	157,569	146,950
As a percentage of average loans:
Net charge-offs (recoveries)	(0.28)%	0.25%
Provision for loan losses	(0.13)%	0.12%
Allowance as a percentage of year end loans (excluding mortgage loans held for sale)	1.24%	1.17%
Allowance as a percentage of nonperforming loans	761.48%	238.95%

	June 30,
	2006	2005
	(Dollars in thousands)

Balance, beginning of year	$1,957	$1,721
Provision for loan losses	—	120
Amounts charged off:
Commercial	(73)	(4)
Commercial real estate	—	—
Residential real estate	(28)	(62)
Consumer	(13)	(13)

Total loans charged off	(114)	(79)
Recoveries of amounts previously charged off:
Commercial	37	119
Commercial real estate	—	—
Residential real estate	—	10
Consumer	1	—

Total recoveries	38	129

Net (charge-offs) recoveries	(76)	50

Balance at end of period	$1,881	$1,891

Total loans, net of unearned income:
Average	$160,272	$149,357
At June 30	160,484	156,554
As a percentage of average loans:
Net (charge-offs) recoveries	(0.05)%	0.03%
Provision for loan losses	(0.00)%	0.11%
Allowance as a percentage of year end loans (excluding mortgage loans held for sale)	1.17%	1.21%
Allowance as a percentage of nonperforming loans	273.80%	245.87%

The following tables set forth the breakdown of the allowance for loan losses by loan category at December 31, 2005 and 2004 and at June 30, 2006 and 2005.

	December 31, 2005		December 31, 2004
		% of Loans in		% of Loans in
		Each Category to		Each Category to
	Amount	Total Loans	Amount	Total Loans
		(Dollars in thousands)

Residential real estate	$582	28.63%	$141	31.86%
Consumer and other loans	164	6.23%	143	7.39%
Commercial	548	26.45%	986	28.19%
Commercial real estate	624	38.69%	398	32.56%
Unallocated	39	—	53	—

Total allowance for loan losses	$1,957	100.0%	$1,721	100.0%

	June 30, 2006		June 30, 2005
		% of Loans in		% of Loans in
		Each Category to		Each Category to
	Amount	Total Loans	Amount	Total Loans
		(Dollars in thousands)

Residential real estate	$554	28.63%	$171	28.53%
Consumer and other loans	162	5.91%	165	6.70%
Commercial	518	29.60%	1,025	28.53%
Commercial real estate	613	36.85%	525	36.24%
Unallocated	34	—	5	—

Total allowance for loan losses	$1,881	100.0%	$1,891	100.0%

We believe that the allowance for loan losses at June 30, 2006 is adequate to absorb probable incurred credit losses in our portfolio as of that date. That determination is based on the best information available to us, but necessarily involves uncertainties and matters of judgment and, therefore, cannot be determined with precision and could be susceptible to significant change in the future. In addition, bank regulatory authorities, as a part of their periodic examinations, may reach different conclusions about the quality of our loan portfolio and the level of the allowance, which could require us to make additional provisions in the future.

Securities, Federal Funds Sold and Resale Agreements

Securities are all classified as available for sale, and averaged $12.5 million in 2005, a decrease of $630,000 over the average of $13.1 million in 2004, and $12.7 million for the first six months of 2006 and 2005.

The tables below present the carrying value of securities for each of the past two years and the six months ended June 30, 2006 and 2005.

	December 31,
	2005	2004
	(Dollars in thousands)

U.S. Government agencies	$8,641	$8,661
Mortgage-backed securities	3,417	4,228

Total available for sale securities	$12,058	$12,889

	June 30,
	2006	2005
	(Dollars in thousands)

U.S. Government agencies	$8,353	$8,838
Mortgage-backed securities	3,058	3,819
Municipal securities	1,279	—

Total available for sale securities	$12,690	$12,657

The table below presents the maturities and yields characteristics of securities as of December 31, 2005. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Over	Over
		One Year	Five Years
	One Year	Through	Through	Over	Total	Market
	or Less	Five Years	Ten Years	Ten Years	Maturities	Value
	(Dollars in thousands)

U.S. Government agencies	$4,000	$—	$4,985	$—	$8,985	$8,641
Mortgage-backed securities:(1)	—	—	653	2,950	3,603	3,417

Total available for sale securities	$4,000	$—	$5,638	$2,950	$12,588	$12,058

Percent of total	31.78%	0.00%	44.78%	23.44%	100.00%
Weighted average yield(2)	3.25%	0.00%	3.94%	3.64%	3.65%

(1)	Collateralized mortgage obligations and mortgage-backed securities are grouped into average lives based on December 2005 prepayment projections.

(2)	The weighted average yields are based on amortized cost.

The following table presents the maturities and yields characteristics of securities as of June 30, 2006.

		Over	Over
		One Year	Five Years
	One Year	Through	Through	Over	Total	Market
	or Less	Five Years	Ten Years	Ten Years	Maturities	Value
			(Dollars in thousands)

U.S. Government agencies	$—	$—	$8,986	$—	$8,986	$8,353
Mortgage-backed securities:(1)	—	3,363	—	—	3,363	3,058
Municipal securities:	—	—	254	1,101	1,355	1,279

Total available for sale securities	$—	$3,363	$9,240	$1,101	$13,704	$12,690

Percent of total	0.00%	24.30%	67.68%	8.02%	100.00%
Weighted average yield(2)	0.00%	3.65%	4.29%	5.56%	4.23%

(1)	Collateralized mortgage obligations and mortgage-backed securities are grouped into average lives based on June 2006 prepayment projections.

(2)	The weighted average yields are based on amortized cost.

Deferred Tax Asset

We have a net deferred tax asset of $686,000 at June 30, 2006. We evaluate this asset on a quarterly basis. To the extent we believe it is more likely than not that it will not be utilized, we will establish a valuation allowance to reduce its carrying amount to the amount it expects to be realized. At June 30, 2006, no valuation allowance has been established against the outstanding deferred tax asset. The deferred tax asset will be utilized as we are profitable or as we carry back tax losses to periods in which it paid income taxes. The estimate of the realizable amount of this asset is a critical accounting policy.

Deposits

We had an average of $141.2 million in total deposits during 2005, an increase of $10.6 million compared to $130.6 million in 2004. Time deposits of $100,000 or more totaled $29.6 million at December 31,

2005, compared to $20.0 million at December 31, 2004. Interest expense on time deposits of $100,000 or more was $631,000 in 2005, compared to $566,000 in 2004.

Total deposits averaged $161.9 million in the second quarter of 2006, an increase of $23.6 million, or 17.1%, from the comparable 2005 quarter average of $138.3 million. As of June 30, 2006, total deposits were $162.0 million, compared to total deposits of $156.4 million at December 31, 2005, while total deposits at June 30, 2005 were $140.6 million.

Total deposits averaged $159.8 million during the first six months of 2006, an increase of $24.3 million, or 17.9%, compared to $135.5 million in 2005. Time deposits of $100,000 or more totaled $35.3 million at June 30, 2006 compared to $19.9 million at June 30, 2005. Interest expense on time deposits of $100,000 or more was $548,000 for the first six months of 2006, compared to $275,000 for the first six months of 2005.

The following table shows the maturities of time deposits of $100,000 or more as of June 30, 2006 and December 31, 2005:

	June 30,	December 31,
	2006	2005
	(Dollars in thousands)

Three months or less	$7,874	$5,366
Over three through six months	9,525	2,770
Over six through twelve months	8,058	7,784
Over one year through three years	9,315	11,600
Over three years	575	2,030

Total	$35,347	$29,550

Liquidity, Other Borrowings and Capital Resources

Liquidity

To maintain a desired level of liquidity, we have several sources of funds available. We primarily rely on net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash used in our investing activities. As is typical of most banking companies, our significant financing activities include issuance of common stock, deposit gathering and the use of short-term borrowing facilities, such as federal funds purchased and repurchase agreements. Our primary investing activities include purchases of securities and loan originations, offset by maturities, prepayments and sales of securities and loan payments.

Other Borrowings

We obtain advances from the FHLB for funding and liability management. These advances are secured borrowings with terms ranging from overnight to 30 years. Rates vary based on the term to repayment, and are summarized below as of December 31, 2005 and June 30, 2006:

As of December 31, 2005

Type	Maturity	Rate	Amount

Fixed	January 20, 2006	2.21%	$5,000,000
Fixed	June 9, 2006	2.03%	4,000,000
Fixed	May 2, 2007	4.19%	3,000,000
Fixed	May 26, 2006	3.90%	2,000,000
Fixed	October 27, 2008	4.83%	500,000

Total			$14,500,000

As of June 30, 2006

Type	Maturity	Rate	Amount

Fixed	May 2, 2007	4.19%	$3,000,000
Fixed	October 27, 2008	4.83%	500,000
Fixed	January 31, 2007	5.02%	1,000,000
Fixed	February 1, 2009	5.07%	896,000
Variable	January 31, 2007	5.45%	2,000,000
Variable	January 31, 2007	5.75%	1,000,000
Variable	June 27, 2007	5.45%	1,000,000
Variable	June 27, 2007	5.75%	1,000,000
Variable	September 28, 2006	5.46%	5,000,000

Total			$15,396,000

At June 30, 2006, we had available collateral to borrow an additional $3.1 million from the FHLB.

In 2001, we entered into a credit agreement with a correspondent bank for the purpose of injecting capital into the bank. The loan, which was secured by the bank’s common stock, had a total credit availability of $3.0 million. The rate on the loan, which was repriced annually on June 22, was at one-year LIBOR plus 275 basis points. The loan was paid off and closed during the third quarter of 2004 using proceeds from the private placement of 250 shares of our cumulative convertible preferred stock.

In August 2005, we entered into a credit agreement with another bank, to be used for operating capital and general corporate purposes. The new loan has a total credit availability of $3.0 million, matures August 12, 2006, and bears interest at the prime rate as published in the Money Rates section of The Wall Street Journal, Eastern Edition, with interest payable monthly. Under the credit agreement, we may not pay any cash dividends on our common stock without the lender’s prior consent. The loan is secured by the bank’s common stock. As of June 30, 2006, we had not drawn on the line of credit. In September 2006, the loan was extended to September 26, 2008 on the same terms.

At June 30, 2006, we had established Federal Funds lines of credit totaling $16.5 million with three correspondent banks. No amounts were drawn as of June 30, 2006.

Repurchase agreements mature in one business day. The rate paid on these accounts is variable at our discretion and is based on a tiered balance calculation. Information regarding federal funds purchased and securities sold under repurchase agreements as of June 30, 2006 is presented below.

(Dollars in thousands)

Balance at period end	$3,711
Weighted average rate at period end	2.72%
Average balance during the six months ended June 30, 2006	$3,416
Weighted average rate for the six months ending June 30, 2006 during the year	1.63%
Maximum month-end balance	$4,090

Information about our short-term borrowings is presented below:

	June 30,	December 31,	December 31,
	2006	2005	2004
	(Dollars in thousands)

Federal funds purchased and repurchase agreements:
Balance at year end	$3,711	$2,920	$6,373
Weighted average rate at year end	2.72%	0.87%	1.51%
Average balance during the year	$3,416	$4,897	$5,172
Weighted average rate during the year	1.63%	1.55%	1.01%
Maximum month-end balance	$4,090	$8,227	$10,459
Other borrowings:
Balance at year end	$15,396	$14,500	$13,000
Weighted average rate at year end	4.48%	2.90%	2.06%
Average balance during the year	$13,342	$13,627	$14,779
Weighted average rate during the year	3.80%	2.73%	2.40%
Maximum month-end balance	$15,396	$17,000	$16,000
Total borrowings:
Balance at year end	$19,107	$17,420	$19,373
Weighted average rate at year end	4.14%	2.56%	1.88%
Average balance during the year	$16,758	$18,997	$19,951
Weighted average rate during the year	3.36%	2.57%	1.97%
Maximum month-end balance	$19,486	$22,248	$26,459

Capital Resources

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under the regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

On February 27, 2006, the Federal Reserve approved a new rule expanding the definition of a “small bank holding company.” The new definition will include bank holding companies with less than $500 million in total assets. Bank holding companies will not qualify under the new definition if they (i) are engaged in significant nonbanking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. Although we have less than $500 million in assets, it is unclear at this point whether we otherwise meet the requirements for qualifying as a “small bank holding company.” According to the Federal Reserve Board, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines. In the adopting release for the new rule, the Federal Reserve Board stated that what constitutes a “material” amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company. In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Until the Federal Reserve provides further guidance on the new rules, it will be unclear whether we will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, our bank falls under these minimum capital requirements as set per bank regulatory agencies.

Under quantitative measures established by regulation to ensure capital adequacy, we are required to maintain minimum amounts and ratios of total Tier 1 capital to risk-weighted assets and to total assets. We believe we met all applicable capital adequacy requirements as of December 31, 2005 and as of June 30, 2006.

Our capital ratios as of June 30, 2006, December 31, 2005 and December 31, 2004 (calculated in accordance with regulatory guidelines) were as follows:

	June 30,	December 31,	December 31,
	2006	2005	2004

Tier 1 leverage ratio	8.47%	8.40%	8.05%
Regulatory minimum	4.00%	4.00%	4.00%
“Well-capitalized” minimum	—	—	—
Tier 1 risk-based capital ratio	10.04%	9.91%	9.49%
Regulatory minimum	4.00%	4.00%	4.00%
“Well-capitalized” minimum	—	—	—
Total risk-based capital ratio	13.01%	13.27%	13.55%
Regulatory minimum	8.00%	8.00%	8.00%
“Well-capitalized” minimum	—	—	—

The bank’s capital ratios as of June 30, 2006, December 31, 2005 and 2004 (calculated in accordance with regulatory guidelines) were as follows:

	June 30,	December 31,	December 31,
	2006	2005	2004

Tier 1 leverage ratio	10.00%	10.06%	9.99%
Regulatory minimum	4.00%	4.00%	4.00%
“Well-capitalized” minimum	5.00%	5.00%	5.00%
Tier 1 risk-based capital ratio	11.86%	11.87%	11.78%
Regulatory minimum	4.00%	4.00%	4.00%
“Well-capitalized” minimum	6.00%	6.00%	6.00%
Total risk-based capital ratio	12.98%	13.09%	12.99%
Regulatory minimum	8.00%	8.00%	8.00%
“Well-capitalized” minimum	10.00%	10.00%	10.00%

To be categorized as “well capitalized” we must maintain Tier 1 leverage, Tier 1 risk-based and minimum total-risk based ratios of 5%, 6% and 10% respectively. To be categorized as “adequately capitalized” we must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk based ratios of 4%, 4% and 8%, respectively. At December 31, 2005 and June 30, 2006, we were categorized as “well capitalized” under the regulatory framework for prompt corrective action. The capital ratios improved generally as the percentage increase in capital outweighed the percentage increase of assets.

During the third quarter of 2004, we completed the private placement of 250 shares of our cumulative convertible preferred stock at a stated value of $31,992 per share, for an aggregate purchase price of $8.0 million. The preferred stock is entitled to quarterly cumulative dividends at an annual fixed rate of 6.5% and is convertible into shares of our common stock at a conversion price per share of $14.06 three years from the date of issuance. Our net proceeds from the sale of the preferred stock were $7.7 million.

Market Risk Analysis

Quantitative Aspects of Market Risk

We do not maintain a trading account for any class of financial instrument or engage in hedging activities or purchase high-risk derivative instruments, and we are not subject to foreign exchange rate risk or commodity price risk.

We monitor interest rate sensitivity and interest rate risk with an earnings simulation model, using rate risk measurement techniques to produce a reasonable estimate of interest margin risks. The system provides several methods for measuring interest rate risk, including rate sensitivity gap analysis to show cash flow and repricing information, and margin simulation, or rate shocking, to quantify the actual income risk, by modeling our sensitivity to changes in cash flows using a variety of interest rate scenarios. The program performs a full simulation of each balance sheet category under various rate change conditions and calculates the net interest income change for each, and calculates each category’s interest change as rates ramp up and down. In addition, the prepayment speeds and repricing speeds are changed.

The following illustrates the effects on net interest income of an immediate shift in market interest rates from the earnings simulation model.

Basis point change	+200	bp	−200	bp
Increase (decrease) in net interest income at December 31, 2005	11.5%		(11.5)%
Increase (decrease) in net interest income at June 30, 2006	3.3%		(5.2)%

As of December 31, 2005 and June 30, 2006, our balance sheet was in an asset-sensitive position because the repricing characteristics of the balance sheet were such that an increase in interest rates would have a positive effect on earnings and a decrease in interest rates would have a negative effect on earnings.

In preparing the preceding table, we used certain assumptions relating to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, there are certain shortcomings inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Qualitative Aspects of Market Risk

Our principal financial objective is to achieve long-term profitability while reducing our exposure to fluctuating market interest rates. We have sought to reduce the exposure of our earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, we have developed strategies to manage our liquidity and shorten the effective maturities of certain interest earning assets.

We have attempted to decrease the average maturity of our assets by:

•	offering a variety of adjustable-rate residential mortgage loans and consumer loans, many of which we retain for our portfolio;

•	purchasing mortgage-backed and related securities with adjustable rates or estimated lives of five to ten years or less; and

•	purchasing short- to intermediate-term investment securities.

We also sell a portion of our long-term, fixed-rate single-family residential mortgage loans for cash in the secondary market.

We retain ARM loans and adjustable-rate mortgage-backed securities, which reprice at regular intervals, because the yield on these loans helps to offset increases in our cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. We do not use any hedging techniques to manage the exposure of our assets to fluctuating market interest rates. We rely on retail deposits as our primary source of funds and maintain lower-cost savings, NOW and money market accounts, along with higher-cost certificates of deposit. We have attempted to lengthen the term of our deposits by offering longer-term certificates of deposit. We believe retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Off-Balance Sheet Risk

Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2005, unfunded commitments to extend credit were $24.1 million, of which $4.7 million was at fixed rates and $19.4 million was at variable rates. At June 30, 2006, unfunded commitments to extend credit were $23.4 million, of which $4.4 million was at fixed rates and $19.0 million was at variable rates. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At June 30, 2006 and December 31, 2005, there was a $2.0 million commitment under a letter of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Except as disclosed in this prospectus, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Impact of Accounting Pronouncements and Regulatory Policies

In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 Accounting for Stock-Based Compensation (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the company beginning January 1, 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date as well as for the unvested portion of awards existing as of the effective date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. As of the required effective date, the company will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. Based on the awards outstanding at June 30, 2006, we have estimated that approximately $272,000 of compensation expense related to those awards will be recognized during the year ended December 31, 2006.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of SFAS No. 133 and SFAS No. 140. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are evaluating the impact, if any, of the adoption of this Statement on our financial results.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”.  This Statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are evaluating the impact, if any, of the adoption of this Statement on our financial results.

In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, to clarify certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact of the adoption of this interpretation on our results of operations and financial condition.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of our assets and liabilities are monetary in nature. Therefore, changes in interest rates generally have a more significant impact on our performance than changing prices and inflation in general. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

KENTUCKY BANKING CENTERS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion reviews the results of operations and assesses the financial condition of Kentucky Banking Centers. You should read the following discussion and analysis in conjunction with the “Kentucky Banking Centers Summary Financial Data” and the financial statements and related notes thereto of Kentucky Banking Centers included elsewhere in this prospectus. The discussion and analysis for the periods ended June 30, 2006 and 2005 is based on unaudited financial statements for such periods included elsewhere in this prospectus.

Overview

Kentucky Banking Centers offers a variety of financial products and services at its three banking locations in Glasgow, Horse Cave, and Munfordville in south central Kentucky. The most significant products and services include consumer and commercial lending, receiving deposits, and offering other traditional banking products and services. The primary goals of Kentucky Banking Centers are to continually improve profitability and shareholder value, maintain a strong capital position, provide excellent service to customers, and provide a challenging and rewarding work environment for our employees.

Kentucky Banking Centers generates a significant amount of its revenue, cash flows and net income from interest income and net interest income. Interest income is generated by earnings on Kentucky Banking Centers’ earning assets, primarily loans and investment securities. Net interest income is the excess of the interest income earned on earning assets over the interest expense paid on amounts borrowed to support those earning assets. Interest expense is paid primarily on deposits accounts and other short and long-term borrowing arrangements. The ability to properly manage net interest income under changing market environments is crucial to the success of Kentucky Banking Centers.

In assessing Kentucky Banking Centers’ financial performance, the following items of note should be considered: The general trend of the short-term interest rate environment for 2005 and the first six months of 2006 was upward primarily as a result of short-term interest rate increases by the Federal Reserve Board. The Federal Reserve began to increase the short-term federal funds rate by increments of 25 basis points during the last half of 2004 that continued into 2005 and 2006. In all, the federal funds rate was increased 125 basis points during 2004, an additional 200 basis points during 2005 and additional 100 basis points in the first six months of 2006. Longer-term yields, such as for the 3, 5, 10, and 20 year treasuries, were generally up at year end 2005 compared to year end 2004, with the 3, 5, and 10 year notes up 112, 72, and 15 basis points, respectively, while the 20 year bond yield dipped 24 basis points. For Kentucky Banking Centers, this has had a positive effect on net interest margin and spread. Net interest margin for 2005 increased 39 basis points to 3.71% from 3.32% led by a 35 basis point increase in net interest spread to 3.47% from 3.12%. Net interest margin for the six months ended June 30, 2006 increased 46 basis points from December 31, 2005 to 4.17% from 3.71%.

Application of Critical Accounting Policies

Kentucky Banking Centers’ audited financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices applicable to the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies followed by Kentucky Banking Centers are presented in Note 1 of Kentucky Banking Centers’ 2005 audited financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this management’s discussion and analysis of financial condition and results of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents credit losses specifically identified in the loan portfolio, as well as management’s estimate of probable credit losses in the loan portfolio at the balance sheet date. Determining the amount of the allowance for loan losses and the related provision for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset group on the balance sheets. Additional information related to the allowance for loan losses that describes the methodology and risk factors can be found under the captions “Asset Quality” and “Nonperforming Assets” in this management’s discussion and analysis of financial condition and results of operation, as well as Notes 1 and 4 of Kentucky Banking Centers’ 2005 audited financial statements.

Results of Operations

Overview

Years Ended December 31, 2005 and 2004

Net income for 2005 was $1.1 million, an increase of $437,000, or 61.6%, compared to $709,000 for 2004. Basic net income per share was $76,000 for 2005, an increase of $29,000, or 61.7%, over basic net income per share for 2004. The increase in net income for the twelve months ended December 31, 2005 is attributed to an increase in net interest income and a lower provision for loan losses, partially offset by higher net noninterest expenses (noninterest expenses in excess of noninterest income). Net interest income for 2005 was $4.4 million, an increase of $488,000, or 12.5%, compared to $3.9 million for the same twelve months in 2004. The increase in net interest income can be attributed to higher interest income, primarily as a result of both loan growth and higher average interest rates earned on loans, which offset the increase in interest expense, primarily attributed to higher rates paid on deposits.

The return on assets was 0.88% in 2005, an increase of 33 basis points from the prior year end. The return on equity increased 411 basis points to 11.77%, compared to 7.66% in the prior year. The increase in return on equity is a result of the $437,000 increase in net income and the 33 basis point increase in return on assets, despite the 55 basis point decrease in financial leverage from 13.9% to 13.4% as of December 31, 2005. Financial leverage represents the degree in which borrowed funds, as opposed to equity, are used in the funding of assets.

Three and Six Months Ended June 30, 2006

Kentucky Banking Centers reported net income of $349,000 for the three months ended June 30, 2006, an increase of $61,000, or 21.2%, compared to $288,000 for the same period in 2005. Basic and diluted net income per share were $23,000 for the three months, an increase of $4,000, or 21.3%, compared to $19,000 in the same period a year ago.

Net interest income was $1.2 million in the three month period ended June 30, 2006. This represents an increase of $138,000, or 12.6%, compared to the same period a year ago. The increase in net interest income is primarily due to higher interest on loans of $221,000, or 15.1%, partially offset by $136,000, or 20.4%, higher interest expense on deposits.

The provision for loans losses decreased $76,000, or 105.6%, in the three-month comparison. This improvement is attributed to lower delinquent and classified loans from year end 2005, lower annualized net charge-offs as a percentage of average loans outstanding, and lower historical loss ratios.

Noninterest income was $286,000 in the quarter ended June 30, 2006, up $6,000, or 2.1%, from the same period a year ago. Non-deposit service charges, commissions, and fees increased $4,000. Service charges on fees on deposits also increased $4,000, as compared to the same period in 2005. Income from company-owned life insurance was unchanged. Noninterest expense increased $115,000, or 12.4%, for the three-month period compared to the same period a year earlier. The increase in noninterest expenses occurred across a broad range of line items. Salaries and employee benefits grew $22,000, or 4.8%, as the average number of full time equivalent employees increased to 44 from 41. Occupancy expense increased $23,000, or 32.4%. All other noninterest expenses increased $70,000, or 17.9%. The effective income tax rate increased to 27.1% from 23.0%.

The return on average assets was 1.11% for the current quarter of 2006, an increase of 24 basis points compared to 0.87% reported for the same period of 2005. The return on average equity was 14.98% for the second quarter of 2006, an increase of 319 basis points compared to 11.79% for the same period of 2005. The increase in return on average equity is attributed to a combination of the higher return on average equity partially offset by a seven basis point increase in financial leverage to 13.55% from 13.48%. Financial leverage represents the degree in which borrowed funds, as opposed to equity, are used in the funding of assets.

Kentucky Banking Centers reported net income of $672,000 for the six months ended June 30, 2006, an increase of $87,000, or 14.8%, compared to $585,000 reported for the six months ended June 30, 2005. Basic and diluted net income per share was $45,000 for the six months, an increase of $6,000, or 14.9%, compared to $39,000 a year earlier.

The increase in net income for the six months ended June 30, 2006 is primarily related to an increase in net interest income. Net interest income was $2.4 million in the six month period ended June 30, 2006. This represents an increase of $249,000, or 11.7%, compared to the same period a year ago. The increase in net interest income in each period is primarily due to higher interest on loans of $401,000, or 14.0%, partially offset by $240,000, or 18.1%, higher interest expense on deposits.

The provision for loans losses declined $160,000 in the six month comparison. The negative provision for loan losses of $84,000 is reflective of the trend of improved credit quality of Kentucky Banking Centers’ loan portfolio. This improvement is attributed to lower delinquent and classified loans from year end 2005, lower annualized net charge-offs as a percentage of average loans outstanding, and lower historical loss ratios.

Noninterest income was $559,000 in the current six month period, up $19,000, or 3.5%, in the comparison. The increase in noninterest income was due to both an increase in non-deposit service charges, commissions and fees of $11,000, or 8.5%, and service charges and fees on deposits of $10,000, or 2.8%. Income from company-owned life insurance increased $5,000, or 20.8%. These increases were partially offset by a $7,000, or 23.3%, decline in other noninterest income. Noninterest expenses increased $272,000, or 15.0%, for the current six month period compared to the same period a year earlier. The increase in noninterest expenses occurred across a broad range of line items. The most significant increase was salaries and employee benefits, which increased $100,000, or 11.2%, in the six month comparison, as the average number of full time equivalent employees increased to 43 from 41 in the comparable periods. Occupancy and equipment expenses increased $63,000 and $20,000, respectively, which represents an increase of 42.9% and

26.3%, respectively, in the comparison. All other noninterest expenses increased $89,000, or 12.8%. The effective income tax rate was 27.4% for the current six month period compared to 24.0% a year earlier.

Return on average assets was 1.06% for the current six month period, an increase of 19 basis points compared to 0.87% reported for the same period in 2005. Return on average equity was 14.47% for the current six month period, an increase of 242 basis points compared to 12.05% for the same period of 2005. The increase in return on average equity is attributed to a combination of the higher return on average assets partially offset by a 21 basis point increase in financial leverage to 13.59% from 13.80%. Financial leverage represents the degree in which borrowed funds, as opposed to equity, are used in the funding of assets.

Net Interest Income

Years Ended December 31, 2005 and 2004

Interest income results from interest earned on earning assets, which primarily include loans and investment securities. Interest income is affected by volume (average balance), composition of earning assets, and the related rates earned on those assets. Total interest income for 2005 was $7.2 million, an increase of $842,000, or 13.3%, from the previous year. Interest income on loans grew as a result of a higher average rate earned as well as an increase in volume. Interest income on securities grew as a result of a higher average rate earned on the investments. The tax equivalent yield on earning assets for 2005 was 6.0%, an increase of 66 basis points compared to the same period a year ago.

Interest and fees on loans for 2005 was $6.0 million, an increase of $537,000, or 9.9%, compared to a year earlier. Average loans increased $721,000, or 0.9%, to $82.1 million in the comparison. New loans and variable rate loans repricing during 2005 generally repriced higher as market interest rates have edged upward. The tax equivalent yield on loans increased 62 basis points to 7.3% from 6.7% in the annual comparison. Interest on taxable securities was $871,000, an increase of $259,000, or 42.3%, due to an increase in volume and the average rate earned. The average rate earned on taxable securities increased 55 basis points to 3.0% from 2.4% while the average balance increased $4 million, or 16.2%, to $29.0 million. Taxable equivalent interest on nontaxable securities increased $2,000. Interest on short-term investments, including time deposits in other banks, federal funds sold, and securities purchased under agreements to resell, increased $44,000 due to an increase in the average rate of 177 basis points.

Interest expense results from incurring interest on interest bearing liabilities, which primarily include interest bearing deposits, federal funds purchased and securities sold under agreements to repurchase, and FHLB advances. Interest expense is affected by volume, composition of interest bearing liabilities, and the related rates paid on those liabilities. Total interest expense was $2.8 million for 2005, an increase of $354,000, or 14.4%, from the prior year as a result of higher average rates paid. Kentucky Banking Centers’ cost of funds was 2.6% for 2005, an increase of 31 basis points from 2.2% for the prior year. The higher cost of funds was led by a 74 basis point increase in the average rate paid on interest bearing demand deposits, which are reflective of the increase in short term market interest rates by the Federal Reserve during 2005.

Interest expense on time deposits, the largest component of total interest expense, increased $126,000 in 2005, or 6.3%, to $2.1 million. The increase in interest expense on time deposits was attributed to a 16 basis point increase in average rates paid to 3.2%. Interest expense on savings deposits and interest bearing demand deposits increased $6,000, or 6.2%, and $237,000, or 83.5%, respectively. These increases were due primarily to an increase in the average rate paid on savings and interest bearing demand deposits of 11 basis points and 74 basis points, respectively. Average interest bearing demand deposits increased $275,000, or 0.9%, while average savings deposits decreased $460,000, or 4.4%.

Interest expense on federal funds purchased and securities sold under agreements to repurchase increased $3,000 in 2005. Interest expense on FHLB advances decreased $18,000 in 2005 compared to 2004.

Net interest income is the most significant component of Kentucky Banking Centers’ earnings. Net interest income is the excess of the interest income earned on earning assets over the interest paid for funds to support those assets. The two most common metrics used to analyze net interest income are net interest spread and net interest margin. Net interest spread represents the difference between the yields on earning assets and the rates paid on interest bearing liabilities. Net interest margin represents the percentage of net interest income to average earning assets. Net interest margin will exceed net interest spread because of the existence of noninterest bearing sources of funds, principally demand deposits and shareholders’ equity, which are also available to fund earning assets. Changes in net interest income and margin result from the interaction between the volume and the composition of earning assets, their related yields, and the associated cost and composition of the interest bearing liabilities. Accordingly, portfolio size, composition, and the related yields earned and the average rates paid can have a significant impact on net interest spread and margin. The table on the following page represents the major components of interest earning assets and interest bearing liabilities on a tax equivalent basis. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to pretax equivalents based on the marginal corporate Federal tax rate of 35.0%.

Tax equivalent net interest income was $4.4 million for 2005, an increase of $488,000, or 12.5%, compared to $3.9 million in 2004. The net interest margin was 3.71%, an increase of 39 basis points from 3.32% in the prior year. An increase in the net interest spread accounts for 35 basis points of the lower margin while the impact of noninterest bearing sources of funds accounted for an additional 4 basis points. The effect of noninterest bearing sources of funds on net interest margin is reflective of an increasing overall interest rate environment. The effect of noninterest bearing sources of funds on net interest margin typically increases in a rising rate environment.

During 2005, the tax equivalent yield on total earning assets increased 66 basis points to 6.0% and the cost of funds increased by 31 basis points to 2.6%, resulting in the 35 basis point increase in spread noted above. The tax equivalent spread between rates earned on earning assets and rates paid on interest bearing liabilities totaled 3.5% for 2005 compared to 3.1% a year earlier.

Kentucky Banking Centers remains proactive in management of the rate sensitive components of both its assets and liabilities. This task continues to be challenging due to competitive market factors and the effects of a dynamic interest rate environment, that is, however, still relatively low in a historical context. Beginning in 2004, the Federal Reserve increased the short-term federal funds rate five times totaling 125 basis points. This trend continued throughout 2005, with eight additional rate increases totaling 200 basis points. Predicting the movement of future interest rates is uncertain. During the past year, the average rates on the two most significant components of net interest income for Kentucky Banking Centers, loans and time deposits, both increased. Should interest rates continue to increase, Kentucky Banking Centers’ cost of funds may also increase and could continue to increase faster than the yields on earning assets, resulting in even smaller net interest margins. Should interest rates on Kentucky Banking Centers’ earning assets and interest paying liabilities begin to decline, Kentucky Banking Centers’ yield on earning assets could potentially decrease faster than its cost of funds.

Distribution of Assets, Liabilities and Shareholders’ Equity: Interest Rates and Interest Differential

	For the Year Ended			For the Year Ended
	December 31, 2005			December 31, 2004
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate (%)	Balance	Expense	Rate (%)
			(Dollars in thousands)
ASSETS
Earning Assets
Investment securities
Taxable	$29,047	$871	3.00%	$24,997	$612	2.45%
Nontaxable(1)	4,810	278	5.78%	4,688	276	5.89%
Time deposits with banks, federal funds sold and securities purchased under agreements to resell	5,500	172	3.13%	9,387	128	1.36%
Loans(1)(2)(3)	82,135	5,992	7.30%	81,414	5,441	6.68%

Total earning assets	121,492	7,313	6.02%	120,486	6,457	5.36%
Allowance for loan losses	(1,211)			(1,230)

Total earning assets, net of allowance for loan losses	120,281			119,256

Non-earning assets
Cash and due from banks	3,108			3,013
Premises and equipment, net	4,187			4,057
Other assets	2,772			2,691

Total assets	$130,348			$129,017

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest Bearing Liabilities
Deposits
Interest bearing demand	$31,748	$521	1.64%	$31,473	$284	0.90%
Savings	10,030	103	1.03%	10,490	97	0.92%
Time	66,254	2,119	3.20%	65,493	1,993	3.04%
Federal funds purchased and securities sold under agreements to repurchase	291	8	2.75%	233	5	2.15%
FHLB advances	1,724	57	3.31%	2,098	75	3.57%

Total interest bearing liabilities	110,047	2,808	2.55%	109,787	2,454	2.24%
Noninterest bearing liabilities
Noninterest bearing demand deposits	10,052			9,499
Other liabilities	512			473

Total liabilities	120,611			119,759

Shareholders’ equity	9,737			9,258

Total liabilities and shareholders’ equity	$130,348			$129,017

Net interest income		$4,505			$4,003
TE basis adjustment		(123)			(109)

Net interest income		4,382			3,894

Net interest spread			3.47%			3.12%
Effect of noninterest bearing sources of funds			0.24%			0.20%
Net interest margin			3.71%			3.32%

(1)	Income and yield stated at a fully tax equivalent basis using the marginal corporate Federal tax rate of 35.0%.

(2)	Loan balances include principal balances on nonaccrual loans.

(3)	Loan fees included in interest income amounted to $287,000 and $320,000 for 2005 and 2004, respectively.

The following table is an analysis of the change in net interest income for the year ended December 31, 2005.

	Variance	Variance Attributed to
	2005/2004(1)	Volume	Rate
	(Dollars in thousands)

Interest Income
Taxable investment securities	$259	$109	$150
Nontaxable investment securities(2)	2	7	(5)
Time deposits with banks, federal funds sold and securities purchased under agreements to resell	44	(70)	114
Loans(2)	551	48	503

Total interest income	856	94	762
Interest Expense
Interest bearing demand deposits	237	2	235
Savings deposits	6	(5)	11
Time deposits	126	23	103
Federal funds purchased and securities sold under agreements to repurchase	3	2	1
FHLB advances	(18)	(13)	(5)

Total interest expense	354	9	345

Net interest income	$502	$85	$417

Percentage change	100.0%	16.9%	83.1%

(1)	The changes which are not solely due to rate or volume are allocated on a percentage basis using the absolute values of rate and volume variances as a basis for allocation.

(2)	Income stated at fully tax equivalent basis using the marginal corporate Federal tax rate of 35.0%.

Three and Six Months Ended June 30, 2006 and 2005

Three Months Ended June 30, 2006 and 2005

The trend of the general interest rate environment in the three months ended June 30, 2006 compared to a year earlier has been upward primarily as a result of short-term interest rate increases by the Board of Governors of the Federal Reserve Board. The Federal Reserve has increased short-term interest rates by 225 basis points in nine equal increments of 25 basis points since June 30, 2005. The effects of these rate increases by the Federal Reserve has generally led to higher average rates earned and paid on interest earning assets and interest bearing liabilities with a faster increase in the average rates earned on earning assets, particularly loans and temporary investments, due to their repricing characteristics combined with new loan originations in a rising rate environment.

Kentucky Banking Centers’ tax equivalent yield on earning assets for the three months ended June 30, 2006 was 7.1%, an increase of 122 basis points from 5.9% in the same period a year ago. The cost of funds for the three months was 3.1%, an increase of 67 basis points compared to 2.5% in the same period a year earlier. A goal of Kentucky Banking Centers in the current interest rate environment is to increase earning assets and maintain the current relatively low interest rates paid on interest bearing liabilities. Kentucky Banking Centers strives to accomplish this goal while providing excellent service, offering competitive rates to its customers, and maintaining its core deposit base. Maintaining the relatively low cost of funds is becoming increasingly difficult due to the upward trend in general interest rates and competitive market forces. Average earning assets were $117 million for the quarter, a decrease of $5.7 million, or 4.6%, compared to $123 million a year ago. As a percentage of total average assets, earning assets decreased 43 basis points to 92.9% from 93.3%.

Total interest income for the second quarter of 2006 was $2.0 million, an increase of $275,000, or 15.5%, compared to the comparable period in the previous year. The growth in interest income was mainly attributed to higher interest income on loans of $221,000, or 15.1%. Interest income on loans increased as a result of higher a 109 basis point increase in the average rate earned on loans. Kentucky Banking Centers’ tax equivalent yield on earning assets for the quarter was 7.1%, an increase of 122 basis points compared to the same period a year ago.

Interest and fees on loans for the second quarter of 2006 was $1.7 million, an increase of $221,000, or 15.1%, compared to a year earlier. Average loans decreased $200,000, or less than 1%, to $82.3 million in the comparison. Interest income on loans was boosted by a 122 basis point increase in the tax equivalent yield to 7.1% from 5.9% in the quarterly comparison. Interest on taxable securities was $170,000, a decrease of $63,000, or 27.0%, due to a $13.1 million, or 41.9%, lower average balance outstanding partially offset by a 76 basis point increase in the average rate earned. Interest on nontaxable securities was relatively unchanged. Interest on short-term investments, including time deposits in other banks, federal funds sold, and securities purchased under agreements to resell, increased $123,000, or greater than 100%, due to both an increase in the average rate earned of 213 basis points and higher average balances of $8.1 million.

Total interest expense was $819,000 for the second quarter of 2006, an increase of $137,000, or 20.1%, from the same period in the prior year. Interest expense increased mainly as a result of higher interest expense on deposits of $137,000, or 20.1%. Interest expense on deposits increased as a result of higher rates paid on interest bearing deposits throughout the entire deposit portfolio partially offset by declining balances. Kentucky Banking Centers’ cost of funds was 3.1% for the second quarter of 2006, an increase of 67 basis points from 2.5% for the prior year. The increase in cost of funds was led by an 84 basis point increase on rates paid for time deposits.

Interest expense on time deposits, the largest component of total interest expense, increased $111,000, or 21.7%, to $623,000. The increase was due to an 84 basis point increase in the average rate paid to 3.9% from 3.1% partially offset by a $2.9 million, or 4.4%, lower average balance outstanding, which totaled $64.1 million in the quarter, compared to $67.0 million in the same quarter a year earlier. Interest expense on savings deposits and interest bearing demand deposits increased $8,000, or 33.3%, and $17,000, or 13.1%, respectively. Interest on interest bearing demand deposits increased due mainly to a higher average rate paid of 40 basis points to 2.0% partially offset by a lower average balance outstanding of $3.1 million. The increase in average rates paid for deposits follows the trend of increasing general short-term market interest rates between the comparable periods.

Interest expense on federal funds purchased and securities sold under agreements to repurchase was relatively unchanged in the comparison as was that of FHLB advances.

The net interest margin increased 64 basis points to 4.3% during the second quarter of 2006 compared to 3.7% in the same quarter of 2005. The higher net interest margin is primarily attributed to a 55 basis point increase in the spread between rates earned on earning assets and the rates paid on interest bearing liabilities to 4.0% in the current quarter from 3.4% in the comparable quarter of 2005. The remaining nine basis point increase in margin is attributed to the effect of noninterest bearing sources of funds. The effect of noninterest bearing sources of funds on net interest margin typically increases in a rising rate environment.

The following tables present an analysis of net interest income for the quarterly periods ended June 30, 2006 and 2005.

Distribution of Assets, Liabilities and Shareholders’ Equity: Interest Rates and Interest Differential

	For the Three Months Ended			For the Three Months Ended
	June 30, 2006			June 30, 2005
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate (%)	Balance	Expense	Rate (%)
	(Dollars in thousands)

ASSETS
Earning Assets
Investment securities
Taxable	$18,115	$170	3.76%	$31,199	$233	3.00%
Nontaxable(1)	4,372	62	5.69%	4,830	70	5.81%
Time deposits with banks, federal funds sold and securities purchased under agreements to resell	12,710	155	4.89%	4,648	32	2.76%
Loans(1)(2)(3)	82,082	1,689	8.25%	82,282	1,469	7.16%

Total earning assets	117,279	2,076	7.10%	122,959	1,804	5.88%
Allowance for loan losses	(1,169)			(1,192)

Total earning assets, net of allowance for loan losses	116,110			121,767

Non-earning assets
Cash and due from banks	3,072			3,088
Premises and equipment, net	4,154			4,163
Other assets	2,922			2,738

Total assets	$126,258			$131,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest Bearing Liabilities
Deposits
Interest bearing demand	$29,276	$147	2.01%	$32,423	$130	1.61%
Savings	10,157	32	1.26%	10,099	24	0.95%
Time	64,096	623	3.90%	67,020	512	3.06%
Federal funds purchased and securities sold under agreements to repurchase	263	3	4.58%	200	1	2.01%
FHLB advances	1,471	14	3.82%	1,773	15	3.39%

Total interest bearing liabilities	105,263	819	3.12%	111,515	682	2.45%
Noninterest bearing liabilities
Noninterest bearing demand deposits	11,134			9,968
Other liabilities	541			499

Total liabilities	116,938			121,982

Shareholders’ equity	9,320			9,774

Total liabilities and shareholders’ equity	$126,258			$131,756

Net interest income		$1,257			$1,122
TE basis adjustment		(28)			(31)

Net interest income		$1,229			$1,091

Net interest spread			3.98%			3.43%
Effect of noninterest bearng sources of funds			0.32%			0.23%
Net interest margin			4.30%			3.66%

(1)	Income and yield stated at a fully tax equivalent basis using a 35.0% tax rate.

(2)	Loan balances include principal balances on nonaccrual loans.

(3)	Loan fees included in interest income amounted to $68,000 and $76,000 in 2006 and 2005, respectively.

Analysis of Changes in Net Interest Income

		Variance
	Variance	Attributed to
	2006/2005(1)	Volume	Rate
	(Dollars in thousands)

Interest Income
Taxable investment securities	$(63)	$(335)	$272
Nontaxable investment securities(2)	(8)	(7)	(1)
Time deposits with banks, federal funds sold and securities purchased under agreements to resell	123	85	38
Loans(2)	220	(24)	244

Total interest income	272	(281)	553
Interest Expense
Interest bearing demand deposits	17	(68)	85
Savings deposits	8	—	8
Time deposits	111	(139)	250
Federal funds purchased and securities sold under agreements to repurchase	2	—	2
FHLB advances	(1)	(9)	8

Total interest expense	137	(216)	353

Net interest income	$135	$(65)	$200

Percentage change	100.0%	(48.1)%	148.1%

(1)	The changes that are not solely due to rate or volume are allocated on a percentage basis using the absolute values of rate and volume variances as a basis for allocation.

(2)	Income stated at fully tax equivalent basis using a 35.0% tax rate.

Six Months Ended June 30, 2006 and 2005

Kentucky Banking Centers’ tax equivalent yield on earning assets for the current six months was 6.9%, an increase of 122 basis points from 5.7% in the same period a year ago. The cost of funds for the current six months was 3.0%, an increase of 64 basis points compared to 2.4% in the same period a year earlier. Average earning assets decreased $8.0 million, or 6.4%, to $117.0 million in the six month comparison. As a percentage of total average assets, earning assets decreased 53 basis points to 92.9% from 93.5%.

Total interest income for the six month period ended June 30, 2006 was $4.0 million, an increase of $488,000, or 14.0%, compared to the comparable period in the previous year. The growth in interest income was mainly attributed to higher interest income on loans of $401,000, or 14.0%. Interest income on loans increased mainly as a result of a 107 basis point increase in the average rate earned on loans. Kentucky Banking Centers’ tax equivalent yield on earning assets for the current period was 6.9%, an increase of 122 basis points compared to the same period a year ago.

Interest and fees on loans for the six months ended June 30, 2006 was $3.3 million, an increase of $401,000, or 14.0%, compared to a year earlier. Average loans decreased $773,000, or 0.94%, to $81.4 million in the comparison. Interest on taxable securities was $416,000, a decrease of $28,000, or 6.3%, due to a $9.5 million, or 29.2%, lower average balance outstanding offset by a 90 basis point increase in the average rate earned. Interest on nontaxable securities was relatively unchanged in the comparison. Interest on short-term investments, including time deposits in other banks, federal funds sold, and securities purchased under agreements to resell, increased $124,000, or greater than 100%, due to both an increase in the average rate earned of 210 basis points and a $2.6 million, or 44.5%, increase in the average balances outstanding.

Total interest expense was $1.6 million for six months ended June 30, 2006, an increase of $239,000, or 17.5%, from the same period in the prior year. Interest expense increased mainly as a result of higher interest expense on deposits of $240,000, or 18.1%. Interest expense on deposits increased as a result of higher rates paid on interest bearing deposits throughout the entire deposit portfolio even though balances were down. Kentucky Banking Centers’ cost of funds was 3.0% for the current six month period, an increase of 64 basis points from 2.4% for the same period in the prior year. The increase in cost of funds was led by a 78 basis point increase in time deposits.

Interest expense on time deposits, the largest component of total interest expense, increased $197,000, or 19.3%, to $1.2 million. The increase is due to a 78 basis point increase in the average rate paid to 3.8% from 3.0% partially offset by a $3.4 million, or 5.1%, lower average balance outstanding, which totaled $64.7 million in the current period compared to $68.1 million in the same period a year earlier. Interest expense on savings deposits and interest bearing demand deposits increased $12,000, or 25.5%, and $31,000, or 11.9%, respectively. The increase in interest expense on savings deposits was due to a 25 basis point increase in the average rates paid to 1.2% from 0.9%. Interest on interest bearing demand deposits increased due mainly to a higher average rate paid of 46 basis points to 2.0% and was partially offset by a decrease in the average balance outstanding of $4.6 million, or 13.5%. The increase in average rates paid for deposits follows the trend of increasing general short-term market interest rates between the comparable periods.

Interest expense on other borrowed funds, consisting primarily of FHLB advances, decreased $4,000, or 12.9%, and is due mainly to a decrease in the average balance outstanding of $305,000, or 16.9%.

The net interest margin increased 66 basis points to 4.2% during the six months ended June 30, 2006, compared to 3.5% in the same period of 2005. The higher net interest margin is primarily attributed to a 58 basis point increase in the spread between rates earned on earning assets and the rates paid on interest bearing liabilities to 3.9% in the current six months from 3.3% in the comparable six months of 2005. The remaining eight basis point increase in margin is attributed to the effect of noninterest bearing sources of funds. The effect of noninterest bearing sources of funds on net interest margin typically increases in a rising rate environment.

The following tables present an analysis of net interest income for the six months ended June 30, 2006 and 2005.

Distribution of Assets, Liabilities and Shareholders’ Equity: Interest Rates and Interest Differential

	For the Six Months Ended			For the Six Months Ended
	June 30, 2006			June 30, 2005
			Average			Average
	Average	Income/	Rate	Average	Income/	Rate
	Balance	Expense	(%)	Balance	Expense	(%)
	(Dollars in thousands)

ASSETS
Earning Assets
Investment securities
Taxable	$22,875	$416	3.67%	$32,331	$444	2.77%
Nontaxable(1)	4,461	126	5.70%	4,833	140	5.84%
Time deposits with banks, federal funds sold and securities purchased under agreements to resell	8,575	202	4.75%	5,936	78	2.65%
Loans(1)(2)(3)	81,395	3,284	8.14%	82,168	2,881	7.07%

Total earning assets	117,306	4,028	6.92%	125,268	3,543	5.70%
Allowance for loan losses	(1,189)			(1,194)

Total earning assets, net of allowance for loan losses	116,117			124,074

Non-earning assets
Cash and due from banks	3,067			3,119
Premises and equipment, net	4,163			4,161
Other assets	2,881			2,684

Total assets	$126,228			$134,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest Bearing Liabilities
Deposits
Interest bearing demand	$29,261	$291	2.01%	$33,839	$260	1.55%
Savings	9,957	59	1.19%	10,131	47	0.94%
Time	64,664	1,218	3.80%	68,113	1,021	3.02%
Federal funds purchased and securities sold under agreements to repurchase	323	6	3.75%	279	3	2.17%
FHLB advances	1,501	27	3.63%	1,806	31	3.46%

Total interest bearing liabilities	105,706	1,601	3.05%	114,168	1,362	2.41%
Noninterest bearing liabilities
Noninterest bearing demand deposits	10,748			9,712
Other liabilities	486			447

Total liabilities	116,940			124,327

Shareholders’ equity	9,288			9,771

Total liabilities and shareholders’ equity	$126,228			$134,038

Net interest income		$2,427			$2,181
TE basis adjustment		(57)			(60)

Net interest income		$2,370			$2,121

Net interest spread			3.87%			3.29%
Effect of noninterest bearng sources of funds			0.30%			0.22%
Net interest margin			4.17%			3.51%

(1)	Income and yield stated at a fully tax equivalent basis using a 35.0% tax rate.

(2)	Loan balances include principal balances on nonaccrual loans.

(3)	Loan fees included in interest income amounted to $133,000 and $136,000 for 2006 and 2005, respectively.

Analysis of Changes in Net Interest Income (tax equivalent basis)

		Variance
	Variance	Attributed to
	2006/2005(1)	Volume	Rate
	(Dollars in thousands)

Interest Income
Taxable investment securities	$(28)	$(289)	$261
Nontaxable investment securities(2)	(14)	(11)	(3)
Time deposits with banks, federal funds sold and securities purchased under agreements to resell	124	45	79
Loans(2)	403	(80)	483

Total interest income	485	(335)	820
Interest Expense
Interest bearing demand deposits	31	(88)	119
Savings deposits	12	(3)	15
Time deposits	197	(142)	339
Federal funds purchased and securities sold under agreements to repurchase	3	1	2
FHLB advances	(4)	(8)	4

Total interest expense	239	(240)	479

Net interest income	$246	$(95)	$341

Percentage change	100.0%	(38.6)%	138.6%

(1)	The changes that are not solely due to rate or volume are allocated on a percentage basis using the absolute values of rate and volume variances as a basis for allocation.

(2)	Income stated at fully tax equivalent basis using a 35.0% tax rate.

Noninterest Income

Years Ended December 31, 2005 and 2004

Noninterest income totaled $1.1 million for 2005, a decrease of $138,000, or 11.4%, compared to the prior year. Noninterest income represented 13.0% of total revenue at year end 2005, a decline of 300 basis points from 16.0% for 2004. The decrease in noninterest income is due primarily to a decrease in gain on sale of other real estate owned. The gain was $119,000 in 2004 and none in 2005. Income from company-owned life insurance declined $13,000, or 19.4%, and other income declined $21,000, or 44.7%. Service charges and fees on deposits increased $8,000, or 1.1%, and non-deposit related service charges, commissions, and fees increased $7,000, or 2.9%.

Three and Six Months Ended June 30, 2006 and 2005

Noninterest income totaled $286,000 for the second quarter of 2006, an increase of $6,000, or 2.1% compared to the same period in the prior year. Noninterest income represents 12.3% of total revenue for the quarter, a decrease of 139 basis points from 13.6% for the same period last year. The decrease in noninterest income as a percentage of total revenue is due primarily to the significant growth in interest income. Service charges and fees on deposits increased $4,000, or 2.1%, in the quarterly comparison. Other service charges, commissions and fees increased $4,000, or 6.2%. Income from company-owned life insurance was unchanged at $14,000.

Noninterest income totaled $559,000 for the six months ended June 30, 2006, an increase of $19,000, or 3.5%, compared to the same period in the prior year. Noninterest income represents 12.3% of total revenue for the six months, a decrease of 108 basis points from 13.4% for the same period last year. The decrease in noninterest income as a percentage of total revenue is due primarily to higher interest and fees on loans in the current period. Service charges and fees on deposits increased $10,000, or 2.8%. Other service charges, commissions, and fees was $140,000 for the six months ended June 30, 2006; an increase of $11,000, or 8.5%, compared to the same period in 2005. Income from company-owned life insurance increased $5,000, or 20.8%. Other noninterest income was $23,000, a decrease of $7,000 compared to $30,000 a year earlier.

Noninterest Expense

Years Ended December 31, 2005 and 2004

Total noninterest expense was $3.7 million for 2005, an increase of $73,000, or 2.0%, compared to 2004. The increase in noninterest expense occurred across a broad range of line items but the most significant increases were data processing and communications expense, which increased $31,000, or 6.4%, and net occupancy and equipment expenses of $58,000, or 12.2%.

Salaries and related payroll taxes increased $39,000, or 2.9%, to $1.4 million due to normal salary increases. Employee benefit expenses decreased $8,000, or 2.3%. Noncash compensation expense related to the nonqualified stock option plan of Farmers Capital, the holding company for Kentucky Banking Centers, declined $21,000, or 100%, due to the structure of the vesting schedule. All options for which Kentucky Banking Centers had previously recorded noncash compensation expense became fully vested during the fourth quarter of 2004. Therefore, there was no compensation expense recorded for these stock options during 2005. The number of average full time equivalent employees was unchanged at 43.

Occupancy expense increased $47,000, or 15.2%, and totaled $357,000. Equipment expenses were $178,000, an increase of $11,000, or 6.6%. Kentucky Banking Centers recently relocated the Munfordville Branch. Data processing and communications expense increased $31,000, or 6.4%, to $514,000. All other noninterest expenses decreased $47,000, or 5.0%, to $901,000 from $948,000.

Three and Six Months Ended June 30, 2006 and 2005

Total noninterest expenses were $1.0 million for the three months ended June 30, 2006, an increase of $115,000, or 12.4%, compared to $925,000 for the same period in 2005. The increase in noninterest expenses is reflected across a broad range of line items. The increases in noninterest expenses include salaries and employee benefits of $22,000, or 4.8%, occupancy expenses of $23,000, or 32.4%, liability insurance of $34,000, or greater than 100%, and all other net expenses of $36,000, or 9.3%.

The increase in salaries and employee benefits resulted from normal salary increases for existing employees and an increase in benefits. Salaries and related payroll taxes increased $15,000, or 4.0%, and benefit expenses were unchanged. The number of full time equivalent employees increased from 41 to 44. Noncash compensation expense related to the Farmers Capital nonqualified stock option plan and employee stock purchase plan was $8,000. There was no such expense recorded in the comparable period last year since the current period includes the initial recognition of such costs pursuant to SFAS No. 123(R).

Occupancy expense increased $23,000, or 32.4%, and totaled $94,000 for the three months ended June 30, 2006. Equipment expenses were up $11,000, or 28.2%, to $50,000. Data processing and communications expense decreased $8,000, or 5.8%, to $130,000. Bank franchise taxes increased $3,000, or 12.5%, to $27,000. Liability insurance and Farmers Capital management fees increased $34,000, or more than 100%, and $5,000, or 9.8%, respectively. Other noninterest expenses were $154,000, an increase of $25,000, or 19.4%.

Total noninterest expenses were $2.1 million for the six months ended June 30, 2006, an increase of $272,000, or 15.0% compared to $1.8 million for the same period in 2005. The increase in noninterest expenses is reflected across a broad range of line items. The largest increases in noninterest expenses is attributed to salaries and employee benefits of $100,000, or 11.2%, net occupancy expenses of $63,000, or 42.9%, equipment expenses of $20,000, or 26.3%, and liability insurance of $44,000, or greater than 100%.

The $100,000 increase in salaries and employee benefits resulted from normal salary increases and higher benefit costs. Salaries and related payroll taxes increased $51,000, or 7.1%. Benefit expenses increased $34,000, or 18.7%. Average full time equivalent employees increased to 43 from 41 in the comparison.

Noncash compensation expense related to the Farmers Capital nonqualified stock option plan and employee stock purchase plan was $16,000. There was no such expense recorded in the comparable period last year since the current period includes the initial recognition of such costs pursuant to SFAS No. 123(R).

Occupancy expense increased $63,000, or 42.9%, and totaled $210,000 at June 30, 2006. Equipment expenses were up $20,000, or 26.3%, to $96,000. Data processing and communications expense was relatively unchanged in the comparison. Liability insurance increased $44,000, or greater than 100%. The holding company management fee increased $10,000, or 8.7%, in the comparison. Bank franchise taxes increased $6,000, or 12.5%. Other noninterest expenses were $290,000, an increase of $26,000, or 9.8%.

Income Tax

Years Ended December 31, 2005 and 2004

Income tax expense for 2005 was $435,000, an increase of $215,000, or 97.7%, from the previous year. The effective tax rate was 27.5% for the current year, an increase of 380 basis points from 23.7% in 2004. The increase in the effective tax rate is due to increased revenues from taxable sources without a corresponding increase in revenue from nontaxable investment securities or loans.

Three and Six Months Ended June 30, 2006 and 2005

Income tax expense for the second quarter of 2006 was $130,000, an increase of $44,000, or 51.2%, compared to the same period a year earlier. The effective federal income tax rate increased 415 basis points to 27.1% from 23.0% in the comparison. Income from taxable sources of revenue has grown at a much faster pace than revenue from nontaxable loans and investment securities.

Income tax expense for the six months ended June 30, 2006 was $254,000, an increase of $69,000, or 37.3%, compared to the same period a year earlier. The effective federal income tax rate increased 340 basis points to 27.4% from 24.0% in the comparison. The change in the effective tax rate is due to an increase in revenue from taxable sources, which outpaced the growth in revenue from nontaxable sources.

Financial Condition

General

Total assets were $127.2 million on December 31, 2005, a decrease of $10.8 million, or 7.8%, from the prior year end amount of $138.0 million. The decrease in assets was driven by a $10.5 million, or 22.6%, decrease in total investment securities. The decrease in investments securities was mainly due to a decline in the need for pledging against public funds. Total deposits were $115.2 million at December 31, 2005, a decrease of $8.4 million, or 6.8%, due mainly to decreased public funds. Shareholders’ equity decreased $380,000, or 4.0%, due mainly to a $293,000 decrease in retained earnings. Accumulated other comprehensive income declined $87,000 as a result of unrealized losses (net of tax) from Kentucky Banking Centers’ available for sale investment securities portfolio.

On an average basis, total assets were $130.3 million for 2005, an increase of $1.3 million, or 1.0%, from year end 2004. Average earning assets, primarily loans and securities, were $121.5 million for 2005, an increase of $1.0 million, or 0.8%, compared to 2004. Average earning assets represent 93.2% of total average assets on December 31, 2005, a decrease of 18 basis points compared to 93.4% at year end 2004.

Total assets were $127.2 million on June 30, 2006, unchanged from the prior year end. The composition of Kentucky Banking Centers’ significant assets changed as follows: an $11.8 million increase in cash and cash equivalents, which exceeded 100%; a $14.6 million, or 40.6%, decrease in securities; and an increase in net loans of $2.1 million, or 2.6%. Cash and cash equivalents and investment securities increased primarily due to an $11.9 million increase in Federal Funds sold and repurchase agreements. The decrease of $14.6 million in total investment securities is partially due to less pledging required for public funds which declined. Shareholders’ equity grew $26,000, or less than 1%, to $9.2 million at June 30, 2006.

On an average basis, total assets were $126.3 million for the first six months of 2006, a decrease of $7.7 million, or 5.7%, from year end 2005. Average earning assets, primarily loans and securities, were $117.3 million at June 30, 2006, a decrease of $4.1 million, or 3.4%, from year end 2005. Average earning assets represent 92.9% of total average assets on June 30, 2006, a decrease of 28 basis points compared to 93.2% at year end 2005.

Loans

Loans, net of unearned income, totaled $81.8 million on December 31, 2005, substantially no change from year end 2004. Real estate lending increased $2.4 million, or 3.9%, in the comparison. Real estate mortgage loans make up 74.4% the total net loans outstanding at December 31, 2005 and increased $1.9 million, or 3.2%, compared to a year earlier. Installment loans decreased $1.9 million, or 18.7%, in the year end comparison. On average, loans represented 67.6% of earning assets during 2005 unchanged from 2004. When loan demand declines, the available funds are redirected to lower earning temporary investments or investment securities, which typically involve a decrease in credit risk and lower yields.

The composition of the loan portfolio, net of unearned income, is summarized in the table below for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

December 31,	2005	%	2004	%	2003	%	2002	%	2001	%
	(Dollars in thousands)

Commercial, financial and agricultural	$11,008	13.5%	$11,455	14.0%	$11,366	14.2%	$11,664	15.5%	$8,405	12.8%
Real estate construction	1,526	1.9	1,045	1.3	768	1.0	1,719	2.3	1,469	2.2
Real estate mortgage — residential	37,714	46.1	38,782	47.4	24,901	31.1	21,195	28.2	17,692	27.0
Real estate mortgage — farmland and other commercial enterprises	23,198	28.3	20,246	24.7	29,559	36.9	26,154	34.8	23,900	36.5
Installment	8,342	10.2	10,265	12.5	13,291	16.6	14,230	18.9	13,753	21.0
Lease financing	70	0.1	118	0.1	223	0.3	175	0.2	266	0.4

Total	$81,845	100.0%	$81,902	100.0%	$80,108	100.0%	$75,137	100.0%	$65,485	100.0%

The following table presents commercial, financial, and agricultural loans and real estate construction loans outstanding at December 31, 2005 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

	Within	After One But	After
	One Year	Within Five Years	Five Years	Total
	(Dollars in thousands)

Commercial, financial and agricultural	$9,979	$947	$82	$11,008
Real estate — construction	1,501	25	—	1,526

Total	$11,480	$972	$82	$12,534

The table below presents commercial, financial, and agricultural loans and real estate construction loans outstanding at December 31, 2005 that are due after one year, classified according to sensitivity to changes in interest rates.

	Fixed	Variable
	Rate	Rate
	(Dollars in thousands)

Due after one but within five years	$947	$25
Due after five years	82	—

Total	$1,029	$25

Loans, net of unearned income, totaled $83.9 million at June 30, 2006, an increase of $2.1 million, or 2.5%, from year end 2005. The composition of the loan portfolio is summarized in the table below.

	June 30, 2006		December 31, 2005
	Amount	%	Amount	%
	(Dollars in thousands)

Commercial, financial and agriculture	$10,242	12.2%	$11,008	13.5%
Real estate — construction	1,382	1.6	1,526	1.9
Real estate mortgage — residential	24,812	29.6	37,714	46.1
Real estate mortgage — farmland and other commercial enterprises	39,706	47.3	23,198	28.3
Installment	7,714	9.2	8,342	10.2
Lease financing	46	0.1	70	0.1

Total	$83,902	100.0%	$81,845	100.0%

On average, loans represented 69.4% of earning assets during the current six month period, an increase of 178 basis points, compared to 67.6% for year end 2005. As loan demand fluctuates, the available funds are reallocated between loans and temporary investments or investment securities.

Asset Quality

Kentucky Banking Centers’ loan portfolio is subject to varying degrees of credit risk. Credit risk is mitigated by diversification within the portfolio, limiting exposure to any single customer or industry, standard lending policies and underwriting criteria, and collateral requirements. Kentucky Banking Centers maintains policies and procedures to ensure that the granting of credit is done in a sound and consistent manner. This includes policies that require certain minimum standards to be maintained. Credit decisions are made at the bank level under guidelines established by policy. The parent company’s internal audit department performs loan reviews at Kentucky Banking Centers during the year. This loan review evaluates loan administration, credit quality, documentation, compliance with loan standards, and the adequacy of the allowance for loan losses.

The provision for loan losses represents charges made to earnings to maintain an allowance for loan losses at an adequate level based on credit losses specifically identified in the loan portfolio, as well as management’s best estimate of probable incurred losses in the remainder of the portfolio at the balance sheet date. The allowance for loan losses is a valuation allowance increased by the provision for loan losses and decreased by net charge-offs. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Management estimates the allowance balance required using a risk-rated methodology. Many factors are considered when estimating the allowance. These include, but are not limited to, past loan loss experience, an assessment of the financial condition of individual borrowers, a determination of the value and adequacy of underlying collateral, the condition of the local economy, an analysis of the levels and trends of the loan portfolio, and a review of delinquent and classified loans. The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current risk factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Actual loan losses could differ significantly from the amounts estimated by management.

The risk-rated methodology includes segregating watch list and past due loans from the general portfolio and allocating specific reserves to these loans depending on their status. For example, watch list loans, which may be identified by the internal loan review risk-rating system or by regulatory examiner classification, are assigned a certain loss percentage while loans past due 30 days or more are assigned a different loss percentage. Each of these percentages consider past experience as well as current factors. The remainder of the general loan portfolio is segregated into three components having similar risk characteristics as follows: commercial loans, consumer loans, and real estate loans. Each of these components is assigned a loss percentage based on their respective three year historical loss percentage. Additional allocations to the allowance may then be made for subjective factors, such as those mentioned above, as determined by senior managers who are knowledgeable about these matters.

While management considers the allowance for loan losses to be adequate based on the information currently available, additional adjustments to the allowance may be necessary due to changes in the factors noted above. Borrowers may experience difficulty in periods of economic deterioration, and the level of nonperforming loans, charge-offs, and delinquencies could rise and require additional increases in the provision. Also, regulatory agencies, as an integral part of their examinations, periodically review the allowance for loan losses. These reviews could result in additional adjustments to the provision based upon their judgments about relevant information available during their examination.

The provision for loan losses totaled $195,000 in 2005, a decrease of $375,000, or 65.8%, compared to $570,000 for 2004. Total net charge-offs for Kentucky Banking Centers decreased $390,000, or 67.4%, for year end 2005 compared to 2004 and were as follows for 2005: real estate lending $16,000, installment loans $148,000, and commercial, financial, and agricultural loans $25,000. The change in net charge-offs for 2005 compared to 2004 were as follows: commercial, financial, and agriculture decreased $197,000, or 88.7%; real estate lending decreased $117,000, or 88.0%; and installment loans decreased $76,000, or 33.9%. Net charge-offs equaled 0.23% of average loans for 2005, a decline of 48 basis points compared to the prior year end. The allowance for loan losses was $1.2 million at year end 2005, nearly unchanged from 2004 and represented 1.46% of loans net of unearned income at year end 2005 and 2004. The allowance for loan losses as a percentage of nonperforming loans totaled 106.1% and 109.0% at year end 2005 and 2004, respectively. Management continues to emphasize collection efforts and evaluation of risks within the portfolio. The composition of Kentucky Banking Centers’ loan portfolio continues to be diverse with no significant concentration to any individual or industry.

The table below summarizes the loan loss experience for the past five years.

Years Ended December 31,	2005	2004	2003	2002	2001
	(Dollars in thousands)

Balance of allowance for loan losses at beginning of year	$1,193	$1,202	$1,130	$979	$920
Loans charged off:
Commercial, financial and agricultural	30	314	205	145	111
Real estate	65	140	286	165	97
Installment loans to individuals	170	245	193	197	196
Lease financing	—	—	—	3	—

Total loans charged off	265	699	684	510	404
Recoveries of loans previously charged off:
Commercial, financial and agricultural	5	92	22	1	20
Real estate	49	7	16		336
Installment loans to individuals	22	21	21	6	10

Total recoveries	76	120	59	7	366

Net loans charged off	189	579	625	503	38
Additions to allowance charged to expense	195	570	697	654	97

Balance at end of year	$1,199	$1,193	$1,202	$1,130	$979

Average loans net of unearned income	$82,135	$81,414	$78,877	$70,105	$62,906
Ratio of net charge-offs during year to average loans, net of unearned income	0.23%	0.71%	0.79%	0.72%	0.06%

The following table presents an estimate of the allocation of the allowance for loan losses by type for the date indicated. Although specific allocations exist, the entire allowance is available to absorb losses in any particular category.

Years Ended December 31,	2005	2004	2003	2002	2001
	(Dollars in thousands)

Commercial, financial, and agricultural	$382	$387	$281	$477	$378
Real estate	639	568	604	321	234
Installment loans to individuals	178	238	317	329	367
Lease financing	—	—	—	3	—

Total	$1,199	$1,193	$1,202	$1,130	$979

The allowance for loan losses was $1.2 million at June 30, 2006, a decrease of $21,000, or 1.8%, from the prior year end. The allowance for loan losses was 1.4% of loans net of unearned income at June 30, 2006, a decrease of six basis points, or 1.5%, at December 31, 2005. The provision for loan losses declined $160,000, or 210.5%, in the six month comparison. The negative provision for loans losses of $4,000 and $84,000 in the current three and six month periods is attributed to continued improvement in the credit quality of Kentucky Banking Centers’ loan portfolio. There was a $616,000, or 54.5%, decline in nonperforming loans since year end 2005. Nonaccrual loans are down $281,000, or 66.1%, compared to year end 2005. Loans past due 90 days or more and still accruing had a $335,000, or 47.5%, decrease compared to year end 2005.

The allowance for loan losses as a percentage of nonperforming loans totaled 229.2% and 106.1% at June 30, 2006 and December 31, 2005, respectively. The increase in the current period compared to the prior year end is primarily attributed to the net decline in nonperforming loans of $616,000. Management continues to emphasize collection efforts and evaluation of risks within the loan portfolio.

Nonperforming Assets

Nonperforming assets for Kentucky Banking Centers include nonperforming loans, other real estate owned, and other foreclosed assets. Nonperforming loans consist of nonaccrual loans, loans past due 90 days on which interest is still accruing, and restructured loans. Generally, the accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed 90 days or more, unless such loan is well secured and in the process of collection.

Nonperforming assets totaled $1.2 million at year end 2005, an increase of $10,000, or 0.9%, compared to 2004. The increase is primarily due to a $169,000, or 31.5%, increase in 90 days past due loans and was partially offset by a $133,000, or 23.8%, decline in nonaccrual loans. Nonperforming loans represent 1.4% of loans net of unearned income at year end 2005; nearly unchanged compared to year end 2004. Information pertaining to nonperforming loans and assets is presented in the table below.

Years Ended December 31,	2005	2004	2003	2002	2001
	(Dollars in thousands)

Loans accounted for on nonaccrual basis	$425	$558	$435	$207	$70
Loans past due 90 days or more and still accruing	705	536	621	66	85
Total nonperforming loans	1,130	1,094	1,056	273	155
Other real estate owned	10	20	141	103	20
Other foreclosed assets	12	28	74	66	28

Total nonperforming assets	$1,152	$1,142	$1,271	$442	$203

Nonperforming assets totaled $577.0 million at June 30, 2006, a decrease of $575,000, or 49.9%, from the prior year end. Nonperforming loans were $514,000 at June 30, 2006, a $616,000, or 54.5%, decline compared to year end 2005. Nonperforming loans represent 0.6% of loans net of unearned income at June 30, 2006, a decrease of 77 basis points from 1.4% compared to year end 2005. Other real estate owned was

$50,000 at June 30, 2006. This represents an increase of $40,000, or greater than 100%, compared to $10,000 at year end 2005.

Temporary Investments

Temporary investments consist of interest bearing deposits in other banks and federal funds sold and securities purchased under agreements to resell. Kentucky Banking Centers uses these funds in the management of liquidity and interest rate sensitivity. At December 31, 2005, temporary investments were $208,000, a decrease of $339,000, or 62.0%, compared to $547,000 at year end 2004. In 2005, temporary investments averaged $5.5 million, a decrease of $3.9 million, or 41.4%, from year end 2004. Temporary investments are reallocated as loan demand and other investment alternatives present the opportunity.

At June 30, 2006, temporary investments were $12.1 million, an increase of $11.9 million, or greater than 100%, compared to $208,000 at year end 2005. Temporary investments averaged $8.6 million during the first six months of 2006, an increase of $3.1 million, or 55.9%, from year end 2005.

Investment Securities

The investment securities portfolio is comprised primarily of U.S. Government agency securities, mortgage-backed securities, and tax-exempt securities of states and political subdivisions. Total investment securities were $36.0 million on December 31, 2005, a decrease of $10.5 million, or 22.6%, from year end 2004.

The funds made available from maturing or called bonds have been redirected as necessary to fund higher yielding loan growth, reinvested to purchase additional investment securities, or otherwise employed to improve the composition of the balance sheet. The purchase of nontaxable obligations of states and political subdivisions is one of the primary means of managing Kentucky Banking Centers’ tax position. The impact of the alternative minimum tax related to Kentucky Banking Centers’ ability to acquire tax-free obligations at an attractive yield is routinely monitored.

Investment securities averaged $33.9 million in total for the current year, a decrease of $4.2 million, or 14.1%. The decrease in average investment securities occurred almost entirely in the taxable portfolio. The decrease in the net unrealized gain in the current period is due primarily to the impact of changing economic conditions, including an increase in market interest rates, particularly short-term rates, which have generally lowered the value of the investment portfolio at the end of the current period. As overall market interest rates have moved upward during the current period, the portfolio has declined in value. Market values of fixed rate investments are inversely related to changes in market interest rates.

On December 31, 2005, available for sale securities made up 95.8% of the total investment securities and 95.9% a year earlier. U.S. Government agencies were $27.5 million and $36.6 million at year end 2005 and 2004, respectively. This represents 79.8% of the total available for sale securities and 76.4% of the total portfolio at year end 2005. At year end 2004, U.S. Government agencies made up 82.0% of the total available for sale securities and 78.7% of the total portfolio. Mortgage-backed securities in the available for sale portfolio were $2.7 million at year end 2005, a decrease of $1.1 million, or 27.8%, from year end 2004. Mortgage-backed securities accounted for 8.0% and 8.5% of the available for sale securities portfolio at December 31, 2005 and 2004, respectively. Obligations of states and political subdivisions in the available for sale and held to maturity portfolio were $3.0 million and $1.6 million, respectively, at December 31, 2005. This represents 8.8% and 100.0% of the available for sale and held to maturity portfolio, respectively. There were no gains or losses on the sale of available for sale investment securities in 2005 or 2004.

The following table summarizes the carrying values of investment securities on December 31, 2005 and 2004. The investment securities are divided into available for sale and held to maturity securities. Available for sale securities are carried at the estimated fair value and held to maturity securities are carried at amortized cost.

	2005		2004
	Available	Held to	Available	Held to
December 31,	for Sale	Maturity	for Sale	Maturity
	(Dollars in thousands)

Obligations of U.S. government agencies	$27,520	$—	$36,627	$—
Obligations of states and political subdivisions	3,042	1,529	3,091	1,917
Mortgage-backed securities	2,743	—	3,799	—
Equity securities	1,193	—	1,135	—

Total	$34,498	$1,529	$44,652	$1,917

The following table presents an analysis of the contractual maturity and tax equivalent weighted average interest rates of investment securities at December 31, 2005. For purposes of this analysis, available for sale securities are stated at fair value and held to maturity securities are stated at amortized cost. Equity securities in the available for sale portfolio consist of restricted FHLB and Federal Reserve Board stocks, which have no stated maturity and are not included in the maturity schedule that follows.

			After One But		After Five But
	Within One Year		Within Five Years		Within Ten Years		After Ten Years
Available for Sale	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)

Obligations of U.S. government agencies	$23,618	4.7%	$3,902	5.2%	$—	—%	$—	—%
Obligations of states and political subdivisions	—	—	500	4.9	2,144	5.3	398	6.1
Mortgage-backed securities	—	—	1,655	6.9	—	—	1,088	7.0

Total	$23,618	4.7%	$6,057	5.6%	$2,144	5.3%	$1,486	6.8%

			After One But		After Five But
	Within One Year		Within Five Years		Within Ten Years
Held to Maturity	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in thousands)

Obligations of states and political subdivisions	$684	6.6%	$715	6.6%	$130	7.0%

The calculation of the weighted average interest rates for each category is based on the weighted average costs of the securities. The weighted average tax rates on exempt states and political subdivisions are computed based on the marginal corporate Federal tax rate of 35%.

Total investment securities were $21.4 million on June 30, 2006, a decrease of $14.6 million, or 40.6%, from year end 2005. The decline in investment securities was partially related to a decrease in public deposits. Kentucky Banking Centers is required to pledge investment securities against public deposits. Public deposits were down $4.5 million on average in the comparison.

Investment securities averaged $27.3 million in total for the six months ended June 30, 2006, a decrease of $6.5 million, or 19.3%, compared to the year end 2005 average balance. Funds from investment securities were shifted to temporary investments due to the flat yield curve. The difference in yield was not enough to encourage longer term investments in the current rate environment.

Deposits

Kentucky Banking Centers’ primary source of funding for its lending and investment activities results from its customer deposits, which consist of noninterest and interest bearing demand, savings, and time deposits. On December 31, 2005, deposits totaled $115.3 million, a decrease of $8.4 million, or 6.8%, from year end 2004. The decrease in deposits was due to a $9.1 million, or 7.9%, decrease in interest bearing deposits partially offset by a $753,000, or 8.3%, increase in noninterest bearing deposits. The decrease in interest bearing deposits was almost totally related to public funds. Average total deposits were $118.1 million for 2005, an increase of $1.1 million, or 1.0%, compared to 2004. Increases in average deposits consisted of: noninterest bearing demand of $553,000, or 5.8%; interest bearing demand of $275,000, or 0.9%; and time deposits of $761,000, or 1.2%. The only decrease was $460,000, or 4.4%, in average savings deposits. During 2005, total average interest bearing deposits were $108.0 million, an increase of $576,000, or 0.5%,from $107.5 million for 2004.

On June 30, 2006, total deposits were $115.2 million, relatively unchanged from year end 2005. Interest bearing deposits decreased $1.1 million, or 1.0%, but was offset by a $942,000, or 9.6%, increase in noninterest bearing deposits. Average total deposits were $103.9 million for the six months of 2006, a decrease of $4.2 million, or 3.8%, compared to year end 2005. Net increases in average deposits were noninterest bearing demand of $696,000, or 6.9%. Net decreases in average deposits were as follows: interest bearing demand of $2.5 million, or 7.8%; savings accounts of $73,000, or 0.7%; and time deposits of $1.6 million, or 2.4%.

A summary of average balances and rates paid on deposits for the years ended December 31, 2005 and 2004 follows.

	2005		2004
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
	(Dollars in thousands)

Noninterest bearing demand	$10,052	—	$9,499	—
Interest bearing demand	31,748	1.64%	31,473	0.90%
Savings	10,030	1.03%	10,490	0.92%
Time	66,254	3.20%	65,493	3.04%

Total	$118,084	2.32%	$116,955	2.03%

Maturities of time deposits of $100,000 or more outstanding at December 31, 2005 are summarized as follows.

Amount
(Dollars in thousands)

3 months or less	$2,205
Over 3 through 6 months	1,052
Over 6 through 12 months	1,400
Over 12 months	8,303

Total	$12,960

Short-term Borrowings

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase with year end balances of $777,000 and $2.5 million in 2005 and 2004, respectively. Such borrowings are generally on an overnight basis. A summary of short-term borrowings for the years ended December 31, 2005, 2004 and 2003 is as follows.

	2005	2004	2003
	(Dollars in thousands)

Amount outstanding at year end	$777	$2,480	$200
Maximum outstanding at any month-end	777	2,480	534
Average outstanding	291	233	351
Weighted average rate during the year	2.75%	2.15%	1.1%

Short term borrowings as of June 30, 2006 decreased $577,000, or 74.3%, as compared to December 31, 2005. Short term borrowings averaged $323,000 at June 30, 2006, a $32,000 increase from year end 2005.

FHLB Advances

Kentucky Banking Centers’ long-term borrowings consist of FHLB advances. These advances are secured by restricted holdings of FHLB stock that Kentucky Banking Centers is required to own as well as certain mortgage loans as required by the FHLB. Such advances are made pursuant to several different credit programs, which have their own interest rates and range of maturities. Interest rates on FHLB advances are fixed and range between 2.91% and 8.15%, with a weighted average rate of 3.36%, and maturities of up to 18 years. Long-term advances from the FHLB totaled $1.6 million at December 31, 2005, a decrease of $302,000, or 16.0%, from year end 2004.

FHLB advances were $1.4 million for the six months ended June 30, 2006. This represents a $145,000, or 9.1%, decrease from the prior year end and represents repayments made during the period.

Contractual Obligations

Kentucky Banking Centers is contractually obligated to make payments as follows.

	Payments Due by Period
		Less Than	One to	Three to	More Than
	Total	One Year	Three Years	Five Years	Five Years
	(Dollars in thousands)

Long-term debt	$1,591	$—	$51	$22	$1,518
Operating leases	2,263	116	333	338	1,476

Total	$3,854	$116	$384	$360	$2,994

Long-term FHLB debt represents FHLB advances pursuant to several different credit programs and is more fully described under the caption “FHLB Advances” above and in Note 7 of Kentucky Banking Centers’ 2005 audited financial statements. Operating leases include standard business equipment used in Kentucky Banking Centers’ day-to-day business as well as the lease of its branch site in Munfordville. Operating lease terms for business equipment generally range from one to five years. The lease for the Munfordville branch site expires in 2025 and includes the ability to extend the lease through five 5-year extensions.

Effects of Inflation

The majority of Kentucky Banking Centers’ assets and liabilities are monetary in nature. Therefore, Kentucky Banking Centers differs greatly from most commercial and industrial companies that have significant investments in nonmonetary assets, such as fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and on the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other noninterest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial and operating results is Kentucky Banking Centers’ ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against the effects of wide interest rate fluctuations.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. Kentucky Banking Centers’ market risk is comprised primarily of interest rate risk created by its core banking activities of extending loans and receiving deposits. Kentucky Banking Centers’ success is largely dependent upon its ability to manage this risk. Interest rate risk is defined as the exposure of Kentucky Banking Centers’ net interest income to adverse movements in interest rates. Although Kentucky Banking Centers manages other risks, such as credit and liquidity risk, management considers interest rate risk to be its most significant risk, which could potentially have the largest and a material effect on Kentucky Banking Centers’ financial condition and results of operations. A sudden and substantial change in interest rates may adversely impact Kentucky Banking Centers’ earnings to the extent that the interest rates earned on assets and paid on liabilities do not change at the same speed, to the same extent, or on the same basis. Other events that could have an adverse impact on Kentucky Banking Centers’ performance include changes in general economic and financial conditions, general movements in market interest rates, and changes in consumer preferences. Kentucky Banking Centers’ primary purpose in managing interest rate risk is to effectively invest Kentucky Banking Centers’ capital and to manage and preserve the value created by its core banking business.

Kentucky Banking Centers has an Asset and Liability Management Committee. This committee monitors the composition of the balance sheet to ensure comprehensive management of interest rate risk and liquidity. The committee also receives guidance, support, and oversight from the asset and liability management committee of its parent company.

Kentucky Banking Centers uses a simulation model as a tool to monitor and evaluate interest rate risk exposure. The model is designed to measure the sensitivity of net interest income and net income to changing interest rates during the next twelve months. Forecasting net interest income and its sensitivity to changes in interest rates requires Kentucky Banking Centers to make assumptions about the volume and characteristics of many attributes, including assumptions relating to the replacement of maturing earning assets and liabilities. Other assumptions include, but are not limited to, projected prepayments, projected new volume, and the predicted relationship between changes in market interest rates and changes in customer account balances. These effects are combined with Kentucky Banking Centers’ estimate of the most likely rate environment to produce a forecast for the next twelve months. The forecasted results are then compared to the effect of a gradual 200 basis point increase and decrease in market interest rates on Kentucky Banking Centers’ net interest income and net income. Because assumptions are inherently uncertain, the model cannot precisely estimate net interest income or net income or the effect of interest rate changes on net interest income and net income. Actual results could differ significantly from simulated results.

At December 31, 2005, the model indicated that if rates were to gradually increase by 200 basis points over the next twelve months, then net interest income (TE) and net income would increase 9.0% and 33.5%, respectively, compared to forecasted results. The model indicated that if rates were to gradually decrease by 200 basis points over the next twelve months, then net interest income (TE) and net income would decrease 8.9% and 33.1%, respectively, compared to forecasted results.

In the current low interest rate environment, it is not practical or possible to reduce certain deposit rates by the same magnitude as rates on earning assets. The average rate paid on some of Kentucky Banking Centers’ deposits remains below 2.0%. This situation magnifies the model’s predicted results when modeling a decrease in interest rates, as earning assets with higher yields have more of an opportunity to reprice at lower rates than lower-rate deposits.

Liquidity

Kentucky Banking Centers uses a liquidity ratio to help measure its ability to meet its cash flow needs. This ratio is monitored by the asset and liability management committee at both the bank level and the parent company level. The liquidity ratio is based on current and projected levels of sources and uses of funds. This measure is useful in analyzing cash needs and formulating strategies to achieve desired results. For example, a low liquidity ratio could indicate that Kentucky Banking Centers’ ability to fund loans might become more difficult. A high liquidity ratio could indicate that Kentucky Banking Centers may have a disproportionate amount of funds in low yielding assets, which is more likely to occur during periods of sluggish loan demand. Kentucky Banking Centers’ liquidity position at year end 2005 is relatively unchanged from year end 2004, is within guidelines, and considered by management to be at an appropriate level.

The primary source of funds for Kentucky Banking Centers is customer deposits. As of December 31, 2005 and June 30, 2006, total deposits were $115.3 million and $115.2 million, respectively. Kentucky Banking Centers had cash balances of $3.3 million at year end 2005, a decrease of $474,000, or 12.4%, from the prior year end. The decrease in cash at year end was due primarily to dividends paid of $1.4 million. Cash balances remained virtually unchanged at June 30, 2006.

Kentucky Banking Centers’ objective as it relates to liquidity is to ensure that it has funds available to meet deposit withdrawals and credit demands without unduly penalizing profitability. In order to maintain a proper level of liquidity, the bank has several sources of funds available on a daily basis that can be used for liquidity purposes. Those sources of funds include the banks’ core deposits, consisting of both business and nonbusiness deposits; cash flow generated by repayment of principal and interest on loans and investment securities; FHLB borrowings; and federal funds purchased and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and investment securities are generally a predictable source of funds, deposit outflows and mortgage prepayments are influenced significantly by general interest rates, economic conditions, and competition in our local markets. As of December 31, 2005, Kentucky Banking Centers had $15.3 million in additional borrowing capacity under various FHLB, federal funds and other borrowing agreements. As of June 30, 2006, Kentucky Banking Centers had approximately $14.3 million in additional borrowing capacity under FHLB borrowing agreements. However, there is no guarantee that these sources of funds will continue to be available to the bank, or that current borrowings can be refinanced upon maturity, although Kentucky Banking Centers is not aware of any events or uncertainties that are likely to cause a decrease in liquidity from these sources.

For the longer term, the liquidity position is managed by balancing the maturity structure of the balance sheet. This process allows for an orderly flow of funds over an extended period of time. Kentucky Banking Centers’ asset and liability management committee meets regularly and monitors the composition of the balance sheet to ensure comprehensive management of interest rate risk and liquidity.

Liquid assets consist of cash, cash equivalents and available for sale investment securities. At December 31, 2005, liquid assets totaled $37.8 million, a $10.6 million, or 21.9%, decrease compared to the prior year end. Cash and equivalents decreased $474,000, or 12.4%, coupled with a decrease in available for sale investment securities of $10.2 million, or 22.7%, in the comparison. The decrease in available for sale investments is due mainly to a decrease in pledging required for public funds. At June 30, 2006, such assets totaled $35.5 million, an increase of $11.8 million, or greater than 100%, from year end 2005. The increase in liquid assets is attributed to the $11.9 million increase in Federal Funds sold and repurchase agreements. The overall funding position of Kentucky Banking Centers changes as loan demand, deposit levels and other sources and uses of funds fluctuate.

Net cash provided by operating activities was $1.4 million in 2005, a decrease of $280,000, or 16.4%, from $1.7 million in the prior year. Net cash provided by investing activities was $9.9 million during 2005 compared to $25.1 million net cash used in investing activities in 2004. The $35.0 million difference in the comparison is attributed mainly to a decrease in cash flow from purchases of available for sale investment securities of $19.5 million. Net cash used in financing activities totaled $11.8 million for the year 2005. This compares to net cash provided by financing activities during 2004 of $17.3 million. This represents a decrease in cash flows of $29.1 million in the comparison and is due primarily to a decrease in cash flow from deposits of $23.9 million between 2005 and 2004.

Net cash provided by operating activities was $811,000 in the first six months of 2006, an increase of $58,000 compared to the same period a year earlier. Net cash provided by investing activities was $12.5 million in the current period compared to $12.2 million in the same period last year. The most significant item included in the $352,000 higher net cash inflows from investing activities is $14.6 million of net cash provided by investment securities transactions. Net cash used in financing activities was $1.5 million for the six months ended June 30, 2006, an increase of $12.4 million compared to the same period a year earlier. This decrease is related mainly to lower net outflows from deposit activity in the current period.

Information relating to off-balance sheet arrangements, which for Kentucky Banking Centers comprises of commitments to extend credit and standby letters of credit, is disclosed in Note 13 of Kentucky Banking Centers’ 2005 audited financial statements. These transactions are entered into in the ordinary course of providing traditional banking services and are considered in managing Kentucky Banking Centers’ liquidity position. Kentucky Banking Centers does not expect these commitments to significantly affect the liquidity position in future periods. Kentucky Banking Centers has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments.

Capital Resources

Shareholders’ equity was $9.1 million on December 31, 2005. This represents a decrease of $380,000, or 4.0%, from year end 2004, due mainly to a decrease in retained earnings. Retained earnings decreased $293,000, or 8.7%, due to $1.4 million in dividends declared, which was $293,000 greater than net income for the year. Shareholders’ equity was $9.2 million on June 30, 2006, relatively unchanged from $9.1 million at December 31, 2005. The net change in shareholders’ equity from year end was $26,000, or 0.3%. Retained earnings grew $43,000, or 1.4%, partially offset by $33,000, or 19.8%, in additional net after tax market value unrealized loss on available for sale securities included in other accumulated other comprehensive loss. A dividend of $629,000 was paid during 2006. Shareholders’ equity also increased as a result of $16,000 of noncash compensation expense attributed to nonqualified stock option and employee stock purchase plans.

Accumulated other comprehensive loss, consisting of net unrealized holding losses on available for sale securities (net of tax), was $167,000 at December 31, 2005, a decrease of $87,000 from an unrealized loss of $80,000 at year end 2004. The decrease is due primarily to the impact of changing economic conditions, including an increase in market interest rates, particularly short-term rates, which have generally lowered the value of the investment portfolio at the end of 2005. As overall market interest rates have moved upward during the current period, the portfolio has declined in value. Market values of fixed rate investments are inversely related to changes in market interest rates.

Consistent with the objective of operating a sound financial organization, Kentucky Banking Centers’ goal is to maintain capital ratios well above the regulatory minimum requirements. Kentucky Banking Centers’ capital ratios as of June 30, 2006 and December 31, 2005, the regulatory minimums are as follows.

	June 30, 2006	December 31, 2005	Regulatory Minimum

Tier 1 leverage	7.42%	7.31%	4.00%
Tier 1 risk-based	10.73%	10.86%	4.00%
Total risk-based	11.98%	12.12%	8.00%

The capital ratios of the bank were in excess of the applicable minimum regulatory capital ratio requirements at June 30, 2006 and December 31, 2005.

The table below is an analysis of dividend payout ratios and equity to asset ratios for December 31, 2005 and 2004.

	2005	2004	2003	2002	2001

Percentage of dividends declared to net income	125.54%	—	—	81.00%	44.16%
Percentage of average shareholders’ equity to average total assets	7.47%	7.18%	7.75%	8.45%	8.69%

Recently Issued Accounting Standards

Please refer to the caption “Recently Issued Accounting Standards” in Note 2 of Kentucky Banking Center’s unaudited financial statements as of June 30, 2006.

MANAGEMENT

Directors and Executive Officers

The following table provides information about our directors and executive officers. Our bylaws provide for a classified board of directors so that, as nearly as possible, one third of our directors are elected each year to serve three year terms. Our executive officers are subject to re-election annually and serve at the pleasure of the board of directors. Each director is also a director of the bank.

			Year
		Director	Term	Principal Occupation or Employment
Name and Age	Position	Since	Expires	During Past Five or More Years

Jerry E. Baker (75)	Director	1998	2009	Chairman, Airgas Mid-America, Inc.
Billy J. Bell (72)	Director	1998	2007	Co-owner and Secretary/Treasurer, Mid-South Feeds, Inc.
Barry D. Bray (60)	Director	1999	2008	Retired; formerly, Vice President and Chief Credit Officer, Citizens First Corporation and Citizens First Bank, from January 1999 and February 1999, respectively, through June 2004; previously, Executive Vice President and Chief Credit Officer of Trans Financial Bank, 1982 — 1998
Mary D. Cohron (59)	President, Chief Executive Officer and Director	1998	2009	President and Chief Executive Officer, Citizens First Corporation and Citizens First Bank since August 1998 and February 1999, respectively; formerly, Board Team Development Services Provider, Kentucky School Boards Association; strategic planning and business consultant
John Desmarais (64)	Director	2006	2007	President and Chief Executive Officer, Commonwealth Health Corporation
Floyd H. Ellis (79)	Chairman of the Board	1998	2009	Chairman, Citizens First Corporation and Citizens First Bank; Retired President and Chief Executive Officer, Warren Rural Electric Cooperative Corporation
Sarah Glenn Grise (49)	Director	2002	2008	Civic volunteer; formerly, General Manager, TKR Cable of Southern Kentucky
Christopher B. Guthrie (39)	Director	2004	2008	President, Trace Die Cast, Inc.
Carolyn Harp (60)	Executive Vice President and Chief Operating Officer	N/A	N/A	Executive Vice President and Chief Operating Officer, Citizens First Corporation since 2005; Chief Operating Officer, Citizens First Bank from 1999 to 2005
M. Todd Kanipe (38)	Executive Vice President and Chief Credit Officer	N/A	N/A	Executive Vice President and Chief Credit Officer, Citizens First Corporation and Citizens First Bank since July 2004; Vice President and Trust Relationship Manager, Citizens First Bank from 1999 to 2004

			Year
		Director	Term	Principal Occupation or Employment
Name and Age	Position	Since	Expires	During Past Five or More Years

John J. Kelly, III (72)	Director	2003	2009	Dentist
Steve Marcum (49)	Executive Vice President, Chief Financial Officer and Treasurer	N/A	N/A	Executive Vice President, Chief Financial Officer and Treasurer, Citizens First Corporation and Citizens First Bank since 2005; formerly, Chief Financial Officer, Franklin Bancorp, Inc. and Franklin Bank & Trust
Joe B. Natcher, Jr. (48)	Director	1998	2007	Owner, President and Chief Executive Officer, Southern Foods, Inc.
John T. Perkins (63)	Director	1998	2008	Retired; Vice President and Chief Operating Officer, Citizens First Corporation and Citizens First Bank from August 1998 and February 1999, respectively, through 2001; bank consultant, April 1995 to July 1998; Chief Operating Officer, Trans Financial Bank, July 1973 to April 1995
Jack Sheidler (50)	Director	2002	2007	Real estate developer
Wilson Stone (53)	Director	2002	2008	Farmer and Board Trainer, Kentucky School Boards Association
Kim M. Thomas (35)	Executive Vice President and Chief Marketing Officer	N/A	N/A	Executive Vice President and Chief Marketing Officer, Citizens First Corporation and Citizens First Bank since 2004; Vice President of Marketing and Commercial Banking Officer, Citizens First Bank from 1999.
Michael S. Thurmond (55)	Community President	N/A	N/A	Community President, Citizens First Bank since 2005; Branch Manager from 2003 to 2005.

Committees of the Board of Directors

Our board of directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.

Audit Committee.  The members of the Audit Committee are Jack Sheidler, Billy Bell, Floyd Ellis, Sarah Glenn Grise, John Kelly and Joe Natcher. The members of the Audit Committee are “independent” and “financially literate” as such terms are defined by NASDAQ listing standards.

The Audit Committee, among other things, is directly responsible for the selection, oversight and compensation of our independent public accountants. It is also responsible for meeting with the independent auditors and the appropriate corporate officers to review matters relating to corporate financial reporting and accounting procedures and policies, the adequacy of financial, accounting and operating controls, and the scope of the audits of our independent auditors and any internal auditor. In addition, the Audit Committee is responsible for reviewing and reporting the results of each audit and making recommendations it may have to the board of directors with respect to financial reporting and accounting practices, policies, controls and safeguards.

The Audit Committee has adopted a formal written charter that is reviewed for adequacy on an annual basis.

Compensation Committee.  The members of the Compensation Committee are Jerry Baker, John Desmarais, Floyd Ellis, Jack Sheidler and Wilson Stone. The members of the Compensation Committee are “independent” as such term is defined by NASDAQ listing standards. The Compensation Committee establishes the compensation arrangements for our executive officers and administers the Company’s stock option plans.

The Compensation Committee has adopted a formal written charter that is reviewed for adequacy on an annual basis.

Governance Committee.  The members of the Governance Committee are Jerry Baker, John Desmarais, Floyd Ellis, Jack Sheidler and Wilson Stone. Each member of the Governance Committee is “independent” as defined by NASDAQ listing standards. The duties of the Governance Committee are to identify and recommend nominees for election to the board, and oversee matters of corporate governance processes, including board performance. The Governance Committee’s duties specifically include:

•	screening and recommending candidates as nominees for election to the board of directors;

•	overseeing the process whereby board and committee performance is evaluated;

•	overseeing the training and orientation of directors;

•	recommending committee assignments;

•	recommending the appropriate skills and characteristics required of new board members; and

•	overseeing compliance with our Code of Conduct.

The Governance Committee has adopted a formal written charter that is reviewed for adequacy on an annual basis.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Our non-employee directors receive $500 per month for each month in which they attend a board or board committee meeting. We also reimburse directors for the expenses they incur to attend the meetings.

In addition, the board of directors adopted, and the shareholders approved, the 2003 Stock Option Plan for Non-Employee Directors. This plan provides for the issuance to our non-employee directors of options to purchase up to an aggregate of 44,100 shares of our common stock. A total of 21,185 options have been granted under the 2003 Stock Option Plan.

Directors do not receive separate compensation for serving on the board of directors of the bank.

Executive Compensation

The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our President and Chief Executive Officer and each other executive officer who had annual salary and bonus that exceeded $100,000 in 2005.

Summary Compensation Table

				Long Term
				Compensation Awards
				Securities Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options (#)	Compensation(1)

Mary D. Cohron	2005	$154,500	$32,831	5,733	$13,679
President and Chief	2004	150,000	20,000	8,820	9,430
Executive Officer	2003	150,000	—		9,452
Bill D. Wright(2)	2005	$123,600	$—	—	$12,113
Former Vice President and	2004	120,000	12,000	6,615	8,062
Chief Financial Officer	2003	120,000	—	—	8,120
M. Todd Kanipe	2005	$123,600	$26,625	3,749	$7,962
Executive Vice President	2004	118,922	12,000	6,615	7,977
and Chief Credit Officer	2003	90,300	—	—	7,142

(1)	Other compensation for 2005 includes: (a) a match of up to 3% of the officer’s salary under the Savings Incentive Match Plan for Employees ($4,635 for Ms. Cohron, $2,710 for Mr. Wright and $3,708 for Mr. Kanipe); (b) the cost of life insurance premiums paid by us on behalf of the officer for coverage equal to annual salary ($400 for Ms. Cohron, $240 for Mr. Wright and $320 for Mr. Kanipe); (c) the portion of the cost of health insurance coverage for such officer that is paid by us ($3,934 for each of Ms. Cohron, Mr. Wright and Mr. Kanipe); (d) an automobile allowance of $4,800 for Ms. Cohron; and (e) $5,229 representing unused vacation paid to Mr. Wright upon his termination of employment.

(2)	Mr. Wright’s employment with us terminated in September 2005.

The following table provides information concerning individual grants of options to purchase our common stock made to the named executive officers in 2005:

Option Grants in Last Fiscal Year

	Number of	Percent of
	Securities	Total Options
	Underlying	Granted
	Options	to Employees	Exercise Price	Expiration
Name	Granted (#)	in Fiscal Year	($/share)(1)	Date

Mary D. Cohron	5,733	10.5%	$13.65	1/12/2015
Bill D. Wright	—	—	—	—
M. Todd Kanipe	3,749	6.9%	13.65	1/12/2015

(1)	All options were granted at the closing sales price for the common stock as reported on the NASDAQ OTC Bulletin Board on the date of grant. The options are exercisable in three equal annual installments commencing on the anniversary date of the date of grant.

The following table provides information concerning the value of unexercised options held by the named executive officers at December 31, 2005:

Aggregated Option Exercises in Fiscal Year 2005 and Fiscal Year end Option Values

			Number of Shares	Value of Unexercised
	Shares		Underlying Unexercised	In-the-Money Options
	Acquired on	Value	Options at FY End (#)	at FY End ($)(1)
Name	Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Mary D. Cohron	—	—	2,940/11,613	$11,000/$39,290
Bill D. Wright	—	—	—	—
M. Todd Kanipe	—	—	2,205/8,159	$8,250/$27,805

(1)	Value is calculated as the difference between the last sale price as furnished by the National Association of Securities Dealers (NASD) on December 31, 2005 and the option price.

Employment Agreements

We and Mary D. Cohron are parties to an employment agreement effective January 1, 2005, which provides for the employment of Ms. Cohron as our President and Chief Executive Officer. The agreement is for a term of four years and will be automatically renewed on January 1, 2008 for a new three year term unless either party gives notice to the other of the intent not to renew. The agreement provides for payment to Ms. Cohron of an annual salary to be established by the compensation committee at the commencement of each year. We may terminate the agreement upon 60 days notice for cause (as defined in the agreement) and without cause. In the event the agreement is terminated without cause, we will be obligated to pay Ms. Cohron the value of accrued fringe benefits through the date of termination and compensation equal to 12 months’ salary. Ms. Cohron may voluntarily terminate her employment upon 60 days notice. In the event of Ms. Cohron’s termination of employment prior to the natural expiration of the agreement, Ms. Cohron will be prohibited for one year from rendering any services to any banking institution in Warren County and any contiguous county.

We are parties to employment agreements with each of Mr. Marcum and Mr. Kanipe which provide for Mr. Marcum’s employment by us as Executive Vice President, Chief Financial Officer and Treasurer and for Mr. Kanipe’s employment by us as Executive Vice President and Chief Credit Officer. The agreements provide for the payment to Mr. Marcum and Mr. Kanipe of an annual salary to be established by the compensation committee at the commencement of each year. We may terminate the employment agreements for cause (as defined in the agreement) and without cause. In the event the agreement is terminated without cause, we will be obligated to pay the employee the value of accrued fringe benefits through the date of termination and compensation equal to 90 days’ salary.

Related Party Transactions

We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these loans and other transactions be on substantially the same terms (including price, interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows as of August 30, 2006 the number and percentage of shares of our common stock and preferred stock beneficially owned by our directors, each executive officer listed in the Summary Compensation Table, and by all of our directors and executive officers as a group.

			Preferred
	Common Shares		Shares
	Beneficially		Beneficially
Name	Owned(1)(2)	% of Class(2)	Owned	% of Class

Directors:
Jerry E. Baker	45,728	4.8%	—	—
Billy J. Bell	57,473	6.1%	15	6.0%
Barry D. Bray(3)	20,260	2.1%	8	3.2%
Mary D. Cohron	47,375	5.0%	5	2.0%
John Desmarais(4)	4,257	*	—	—
Floyd H. Ellis	25,452	2.7%	5	2.0%
Sarah Glenn Grise(5)	5,830	*	—	—
Christopher B. Guthrie	1,076	*	—	—
John J. Kelly, III	2,153	*	—	—
Joe B. Natcher, Jr.(6)	12,322	1.3%	—	—
John T. Perkins(7)	12,652	1.3%	—	—
Jack Sheidler	22,011	2.3%	8	3.2%
Wilson Stone(8)	11,551	1.2%	4	1.6%
Named Executive Officers:
(Non-Directors)
M. Todd Kanipe	7,314	*	—	—
All Directors, Named Executive Officers and other executive officers as a Group (17 persons)	286,862	29.2%	45	18.0%

*	Represents less than 1.0%.

(1)	Except as otherwise noted, each person is the record owner of and has sole voting and investment power with respect to his or her shares. The address for each person listed is 1065 Ashley Street, Suite 200, Bowling Green, Kentucky 42103.

(2)	For each person, these amounts include common shares owned plus all common shares which could be acquired from the exercise of any vested options within 60 days of August 30, 2006. The percent of common shares owned is computed by dividing the number of shares beneficially owned noted above by the our total common shares outstanding plus the number of shares which could be acquired from the exercise of any vested options within 60 days of August 30, 2006. The number of shares which could be acquired from the exercise of any vested options within 60 days of August 30, 2006 for each particular person is as follows: Mr. Baker (2,730 shares); Mr. Bell (2,730 shares); Mr. Bray (1,076 shares); Ms. Cohron (7,791 shares); Mr. Desmarais (525 shares); Mr. Ellis (2,730 shares); Ms. Grise (1,628 shares); Mr. Guthrie (1,076 shares); Mr. Kelly (1,628 shares); Mr. Natcher, Jr. (2,730 shares); Mr. Perkins (1,076 shares); Mr. Sheidler (1,628 shares); Mr. Stone (1,628 shares); Mr. Kanipe (5,660 shares); and all directors and executive officers as a group (40,479 shares).

(3)	Includes 6,300 common shares held by Mr. Bray’s wife.

(4)	Includes 1,866 common shares held by Mr. Desmarais’ wife.

(5)	Includes 1,357 common shares jointly owned with Ms. Grise’s husband.

(6)	Includes 9,067 shares jointly owned with Mr. Natcher’s wife and 276 shares each owned by Mr. Natcher’s two children.

(7)	Includes 3,500 common shares held in an individual retirement account for the benefit of Mr. Perkins’ wife.

(8)	Includes 1,050 common shares held in an individual retirement account for the benefit of Mr. Stone’s wife.

The following table shows as of August 30, 2006 the name and address of and the number and percentage of shares of our common stock beneficially owned by the only other persons known to us to have beneficial ownership of 5% or more of our outstanding common stock.

		% of
	Common Shares	Common Shares
Name	Beneficially Owned	Beneficially Owned

Charles Hardcastle	96,295	10.2%
1065 Ashley, Suite 150
Bowling Green, KY 42103
Thomas K. Hightower	46,636	5.0%
646 Old Scottsville Road
Bowling Green, KY 42103

DESCRIPTION OF OUR CAPITAL STOCK

General

Our authorized capital stock consists of 5,000,000 shares of common stock, no par value per share, and 500 shares of preferred stock, no par value per share. In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws and applicable Kentucky law.

Common Stock

All shares of our common stock will be entitled to share equally in dividends from legally available funds, when, as and if declared by our board of directors. We do not anticipate that we will pay any cash dividends on our common stock in the near future. If we were to voluntarily or involuntarily liquidate or dissolve, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders. Each holder of common stock will be entitled to one vote for each share on all matters submitted to the shareholders. Whenever we issue new shares of capital stock, holders of our common stock will not have any right to acquire authorized but unissued capital stock. No redemption, sinking fund or conversion rights or provisions apply to our common stock. All shares of our common stock issued in the offering as described in this prospectus will be fully paid and nonassessable.

Preferred Stock

Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue up to 500 shares of preferred stock, no par value. Our board of directors may determine the terms of the preferred stock. Preferred stock may have voting rights, subject to applicable law and as determined by our board of directors. In July 2004, we issued 250 shares of non-voting cumulative convertible preferred stock at a stated value of $31,992 per share, for an aggregate purchase price of $7,998,000. The cumulative convertible preferred stock is entitled to quarterly cumulative dividends at an annual fixed rate of 6.5%, prior to the payment of any dividends on our common stock, and is convertible at the option of the holders, or immediately upon a change in control, into a number of shares of our common stock equal to the stated value per share divided by the conversion price per share of $14.06, on or after three years from the date of issuance. To the extent the preferred stock is not converted, beginning on or after three years from the date of issuance, we may redeem any or all of the shares of preferred stock at their stated value per share. In the event of our liquidation, dissolution or winding up, holders of preferred stock are entitled to receive, prior and in preference to any distribution of assets to the holders of common stock, an amount equal to the stated value per share of preferred stock, plus all accrued but unpaid dividends on such shares.

Anti-Takeover Effects

General.  Our articles of incorporation and bylaws contain provisions designed to assist our board of directors in playing a role if any group or person attempts to acquire control of us so that our board of directors can further protect our interests and our shareholders under the circumstances. These provisions may help our board of directors determine that a sale of control is in the best interests of our shareholders, or enhance our board of directors’ ability to maximize the value to be received by our shareholders upon a sale of control.

Although management believes that these provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

These provisions also may discourage open market purchases by a company that may desire to acquire us. Those purchases may increase the market price of common stock temporarily, and enable shareholders to sell their shares at a price higher than that price they might otherwise obtain. In addition, these provisions may decrease the market price of common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also may make it more difficult and time consuming for a potential acquirer to obtain control through replacing our board of directors and management. Furthermore, the provisions may make it more difficult for shareholders to replace our board of directors or management, even if a majority of the shareholders believe that replacing our board of directors or management is in our best interests. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management.

Authorized Capital Stock.  We are authorized to issue 5,000,000 shares of common stock, 943,463 of which were issued and outstanding as of June 30, 2006, and 500 shares of preferred stock, 250 of which were issued and outstanding as of June 30, 2006. Our board of directors may authorize the issuance of additional shares of common stock and preferred stock without further action by our shareholders, unless applicable laws or regulations or a stock exchange on which our capital stock is listed requires shareholder action. Our board of directors may determine the terms of the preferred stock. Preferred stock may have voting rights, subject to applicable law and as determined by our board of directors.

The authority to issue additional shares of common stock and preferred stock provides us with the flexibility necessary to meet future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of common stock and preferred stock may be issued from time to time for any corporate purpose, including stock splits, stock dividends, employee benefit and compensation plans (including awards under our stock option plans), acquisitions and public or private sales for cash as a means of raising capital. The shares could be used to dilute the stock ownership of persons seeking to obtain control of us. The sale of a substantial number of shares of voting stock to persons who have an understanding with us concerning the voting of such shares, or the distribution or declaration of a dividend of shares of voting stock (or the right to receive voting stock) to our shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of us.

Classified Board of Directors.  Our articles of incorporation provide that our board of directors is to be divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of having a classified board of directors is that only approximately one-third of the members of our board of directors are elected each year. As a result, two annual meetings are required for shareholders to change a majority of the members of our board of directors.

The purpose of dividing the board of directors into classes is to facilitate continuity and stability of leadership by insuring that experienced personnel familiar with us will be represented on the board of directors at all times, and to permit management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of our board of directors, such provisions may discourage some potential mergers, tender offers or takeover attempts.

Limitations on Director Liability.  Section 271B.8-330 of the Kentucky Business Corporation Act provides that a director shall not be liable for any action, or failure to take action if he discharges his duties in good faith, with the care of an ordinarily prudent person in a like position under similar circumstances; and in a manner the director reasonably believes to be in the best interests of the corporation. In discharging his duties, a director may rely on the information, opinions, reports or statements, including financial statements, prepared or presented by officers or employees of the corporation whom the director reasonably believes to be reliable. The director may also rely on such information prepared or presented by legal counsel, public accountants or other persons as to matters that the director reasonably believes are in the person’s competence.

Our articles of incorporation limit the liability of our directors to the greatest extent permitted by law and provide that no director shall be personally liable to us or our shareholders for monetary damages for a breach of his or her duties as a director, except for liability for any transaction in which the director’s personal financial interest is in conflict with the financial interest of the entity in question or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, for voting for or assenting to any distributions made in violation of Section 271B.8-330 of the Kentucky Revised Statutes or for any transaction from which the director derives an improper personal benefit.

Special Meetings of Shareholders.  Special meetings of our shareholders may be called for any purpose or purposes whatever at any time by shareholders owning, in the aggregate, not less than 33% of the shares entitled to vote at such meeting.

Shareholder Nominations and Proposals.  Our bylaws provide that a shareholder may nominate members of the board of directors or submit proposals to be presented at an annual meeting of shareholders only upon at least 60 days prior written notice to us.

Shares Eligible for Future Sale

Upon completion of this offering, we will have 1,843,463 shares of common stock outstanding, or 2,018,463 shares if the underwriters exercise their over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our “affiliates,” which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

We also have 250 shares of preferred stock outstanding that are convertible at the option of the holders into shares of our common stock at a conversion price of $14.06 per share on or after July 2007 or immediately upon a change in control. To the extent that the preferred stock is not converted, beginning on or after July 2007, we may redeem any or all of the shares of preferred stock at their stated value per share of $31,992.

Stock Transfer Agent

The stock transfer agent for our common stock is the Registrar and Transfer Company, Cranford, New Jersey.

SUPERVISION AND REGULATION

We are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws and regulations are generally intended to protect depositors and not shareholders.

The following summary briefly describes some material provisions of the regulatory framework which apply to us. It is qualified by reference to the statutory and regulatory provisions discussed, and is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations.

Citizens First Corporation

We are a bank holding company under the Bank Holding Company Act of 1956. As such, we are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve, and we are required to file periodic reports of our operations and any additional information the Federal Reserve may require.

Acquisition of Banks.  The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares (unless it already owns or controls the majority of such shares);

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with another bank holding company.

The Bank Holding Company Act also provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, the convenience and needs of the communities to be served and the applicant’s record of compliance with anti-money laundering regulations. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy.

With the required regulatory approvals, we, or any other bank holding company located in Kentucky, may purchase a bank located outside of Kentucky. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Kentucky may purchase a bank located inside Kentucky. Acquisition of banks located in other states may be restricted based on certain deposit-percentage, age or other restrictions.

Change in Bank Control.  Subject to various exceptions, the Bank Holding Company Act and the federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities.  The Gramm-Leach-Bliley Act of 1999 amended the Bank Holding Company Act and expanded the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminated many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, we may engage in activities that are:

•	financial in nature;

•	incidental to a financial activity; or

•	complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

To qualify to become a financial holding company, our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have the increased flexibility. Accordingly, if deemed appropriate, we may seek to become a financial holding company in the future.

Under the Bank Holding Company Act, a bank holding company that has not qualified or elected to become a financial holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve has found those activities to be so closely related to banking as to be a proper incident to the business of banking. Some of the activities that the Federal Reserve has determined by regulation to be proper incidents to the business of banking include:

•	factoring accounts receivable;

•	acquiring or servicing loans;

•	leasing personal property;

•	conducting discount securities brokerage activities;

•	performing selected data processing services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

Support of Subsidiary Institutions.  Under Federal Reserve policy, we are expected to act as a source of financial strength for and to commit resources to support the bank. This support may be required at times when, absent such Federal Reserve policy, we may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to other indebtedness of such banks. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Citizens First Bank

The bank is a state bank chartered under the banking laws of the Commonwealth of Kentucky. As a result, we are subject to the supervision, examination and reporting requirements of both the Kentucky Office of Financial Institutions (KOFI) and the FDIC.

We also are subject numerous state and federal statutes and regulations that affect our business activities and operations, including restrictions on loan limits, interest rates, “insider” loans to officers, directors and principal shareholders, tie-in arrangements and transactions with affiliates, among other things.

Federal and state regulators also have authority to impose substantial sanctions on the bank and its directors and officers if we engage in unsafe or unsound practices, or otherwise fail to comply with regulatory standards. Supervisory agreements, such as memoranda of understanding entered into with federal and state bank regulators, may also impose requirements and reporting obligations.

Branching.  With prior regulatory approval and/or notices, as applicable, Kentucky law permits banks based in the state to either establish new or acquire existing branch offices throughout Kentucky. Our bank and any other national or state-chartered bank, generally may branch across state lines by merging with banks in other states if allowed by the applicable state’s laws. Kentucky law (with limited exceptions) currently permits branching across state lines either through interstate merger or branch acquisition. Kentucky law does not currently permit an out-of-state bank to branch into Kentucky short of an interstate merger.

FDIC Insurance.  The bank’s deposits are insured by the FDIC to the maximum extent provided by law. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds.

FDIC Assessments.  On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (FDIRA). The FDIC must adopt rules implementing the various provisions of the FDIRA by November 5, 2006. Among other things, the FDIRA changes the deposit system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

The FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment, and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

Until the FDIC adopts final assessment regulations, the FDIC’s existing assessment regulations will remain, imposing assessments ranging from 0 to 27 basis points per $100 of assessable deposits, depending on an institution’s capital position and other supervisory factors. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 0.32 cents per $100 of deposits for the third quarter of 2006.

The FDIC may terminate a bank’s deposit insurance if it finds that the bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Adequacy

We are required to comply with capital adequacy standards established by the Federal Reserve at the holding company level, and the FDIC at the bank level. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among depository institutions and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8.0%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. At June 30, 2006, our ratio of total capital to risk-weighted assets was 13.01% and our ratio of Tier 1 capital to risk-weighted assets was 10.04%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines have a dual structure for (i) bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk, and (ii) all other bank holding companies, which are typically smaller. We are subject to the latter, under which we are required to maintain a leverage ratio of at least 4%. At June 30, 2006, our leverage ratio was 8.47%. The guidelines also provide that bank holding companies experiencing high internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

The Federal Reserve has increased the size of holding companies that can rely on the capital guidelines that apply to small bank holding companies. However, it is unclear whether we will be able to take advantage of these more lenient capital guidelines. See the discussion above under “Citizens First Corporation Management’s Discussion and Analysis — Capital Resources.”

Information concerning our regulatory ratios at December 31, 2005 is included in the notes to our consolidated financial statements.”

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized). Each financial institution is placed in one of these categories. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category into which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to limitations. The controlling bank holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution and a lower capital category based on supervisory factors other than capital. We believe that we and the bank would be considered “well capitalized” as of June 30, 2006.

Payment of Dividends

We are a legal entity separate and distinct from the bank. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that the bank pays to us as its sole shareholder. Statutory and regulatory limitations apply to the bank’s ability to pay dividends to us as well as to our ability to pay dividends to our shareholders.

Kentucky banks may pay dividends only from current or retained net profits. The Commissioner of the Kentucky Office of Financial Institutions must approve the declaration of dividends if the total of all dividends declared by a bank for any calendar year exceeds the bank’s net profits for such year combined with its retained net profits for the preceding two years, less a fund for the retirement of preferred stock or debt, if any.

The payment of dividends by us and the bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. If, in the opinion of the FDIC, the bank was engaged in or about to engage in an unsafe or unsound practice, the FDIC could require, after notice and a hearing, that the bank refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. The federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See “Prompt Corrective Action” above.

Community Reinvestment

The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking regulators, including the Federal Reserve and the

FDIC, must evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. During 2005, the bank received a “satisfactory” CRA rating.

Restrictions on Transactions with Affiliates

Transactions between us and the bank are subject to Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above extensions of credit transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Transactions between the bank and its affiliates are also subject to Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies and must not involve more than the normal risk of repayment or present other unfavorable features.

The Sarbanes-Oxley Act of 2002 further restricts our company from extending or making arrangements for the extension of credit to any of our directors or executive officers.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent a financial institution from sharing personal financial information with nonaffiliated third parties except for third parties that market the institution’s own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. The bank has established a privacy policy to ensure compliance with federal requirements.

Other Consumer Laws and Regulations

Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act of 2003 (formerly the Soldiers’ and Sailors’ Civil Relief Act of 1940) a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair and Accurate Credit Transactions Act of 2004, governing the use by and provision of customer information to credit reporting agencies, responding to complaints of inaccurate information contained in a customer’s credit bureau database, providing for procedures to deal with fraud and identity theft and using medical information as a basis in a decision to grant credit;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

The bank’s deposit operations are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Truth in Savings Act, which requires disclosure of the interest rate and other terms of consumer deposit accounts.

Anti-Terrorism Legislation

On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. The bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effects of Governmental Policies and Economic Conditions

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve’s statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

UNDERWRITING

We and Sandler O’Neill & Partners, L.P., as representative of the underwriters for the offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Name of Underwriter	Number of Shares

Sandler O’Neill & Partners, L.P.
J.J.B. Hilliard, W.L. Lyons, Inc.
Total

The underwriters’ obligations are several but not joint, which means that each underwriter is required to purchase a specific number of shares of common stock, but is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option to purchase up to 135,000 additional shares of our common stock at the public offering price, less the underwriting discounts of $      per share applicable to the over-allotment shares This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

Commissions and Expenses

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total without	Total with
	Per Share	Over-Allotment	Over-Allotment

Price to public	$	$	$
Underwriting discount			(1)
Proceeds to us, before expenses			(1)

(1)	The underwriting discount is $ per share, except with respect to shares with up to an aggregate maximum purchase price of $2.0 million reserved for sale to our directors, officers and employees. The underwriting discount for these shares is $ per share.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $600,000. We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel, up to a maximum of $200,000.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

The shares of common stock are being offering by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

Sales to Our Directors and Employees

At our request, the underwriters have reserved up to 11.1% of the shares of our common stock offered by this prospectus for sale to our directors and employees at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to a lock-up agreement as described below. We are not making loans to these employees or directors to purchase such shares.

Lock-up Agreements

We and each of our executive officers and directors have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the underwriters. These restrictions are expressly agreed to preclude us and our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 180-day period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing on NASDAQ Global Market

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “CZFC.OB.” We applied to list our common stock on the NASDAQ Global Market under the trading symbol “CZFC.”

Stabilization

In connection with this underwriting, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Right of First Refusal

We have granted Sandler O’Neill & Partners, L.P. a right of first refusal regarding any private or public capital raising transactions entered into by us through June 1, 2007. If during this period we pursue a capital raising transaction with the assistance of another financial advisor (except any selling group members in connection with this public offering), we must pay Sandler O’Neill & Partners, L.P. a negotiated amount for the waiver or termination of such right of first refusal. No payment is required if Sandler O’Neill & Partners, L.P. elects not to act as an underwriter or a financial advisor in connection with such capital raising transaction.

Indemnity

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

From time to time, the underwriters have provided and may continue to provide financial advisory and investment banking services to us. Sandler O’Neill & Partners, L.P. has acted as a financial advisor and delivered a fairness opinion to us in connection with our proposed acquisition of Kentucky Banking Centers. Sandler O’Neill & Partners, L.P. received a fee for such services.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wyatt Tarrant & Combs, LLP, Louisville, Kentucky. Certain legal matters relating to this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements as of December 31, 2005, and for the year ended December 31, 2005, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

Our consolidated financial statements as of December 31, 2004 and the year ended December 31, 2004, have been audited by BKD, LLP, independent registered public accounting firm, as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

The financial statements of Kentucky Banking Centers as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, have been audited by Crowe Chizek and Company LLC, independent public accountants as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC’s website on the Internet at http://www.sec.gov.

We filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the shares of common stock offered under this prospectus. The registration statement contains additional information about us and our common stock. The Securities and Exchange Commission allows us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected and copied at the Public Reference Section at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the Securities and Exchange Commission at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
CITIZENS FIRST CORPORATION

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
Citizens First Corporation
Bowling Green, Kentucky

We have audited the accompanying consolidated balance sheet of Citizens First Corporation as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/  Crowe Chizek and Company LLC

Brentwood, Tennessee
March 9, 2006 (except for Notes 20 and Note 23 as to which the date is September 5, 2006)

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
Citizens First Corporation
Bowling Green, Kentucky

We have audited the accompanying consolidated balance sheet of Citizens First Corporation (Company) as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  BKD, LLP

Evansville, Indiana
January 21, 2005, except for Notes 21 and 23, as to which the dates are September 5, 2006

Citizens First Corporation

Consolidated Balance Sheets
as of December 31, 2005 and 2004

	As Restated
	See Note 20
	2005	2004

ASSETS
Cash and due from banks	$4,062,402	$3,910,629
Federal funds sold	11,681,000	169,078

Cash and cash equivalents	15,743,402	4,079,707
Available for sale securities	12,057,724	12,888,985
Loans held for sale	621,085	649,500
Loans, net of allowance for loan losses of $1,957,220 and $1,720,565 at December 31, 2005 and 2004, respectively	155,611,776	145,229,862
Premises and equipment	7,608,072	3,628,317
Federal Home Loan Bank (FHLB) stock	615,100	582,800
Accrued interest receivable	1,085,723	788,871
Deferred income taxes	612,573	549,292
Goodwill	1,264,516	936,416
Other	281,573	178,336

Total assets	$195,501,544	$169,512,086

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Deposits
Noninterest bearing	$15,060,574	$15,015,304
Savings, NOW and money market	55,612,009	54,770,108
Time	85,704,604	60,743,325

Total deposits	156,377,187	130,528,737
Federal funds purchased	—	2,500,000
Securities sold under repurchase agreements	2,919,629	3,872,532
FHLB advances	14,500,000	13,000,000
Income taxes payable	113,607	155,814
Accrued interest and other liabilities	1,632,758	1,278,363

Total liabilities	175,543,181	151,335,446

Shareholders’ Equity
6.5% cumulative preferred stock, no par value, authorized 500 shares; issued and outstanding 250 shares at December 31, 2005 and 2004, respectively	7,659,340	7,659,340
Common stock, no par value, authorized 2,000,000 shares; issued and outstanding 893,643 and 844,057 shares at December 31, 2005, and 2004, respectively	10,728,966	9,975,130
Retained earnings	1,919,925	851,972
Accumulated other comprehensive income (loss)	(349,868)	(309,802)

Total shareholders’ equity	19,958,363	18,176,640

Total liabilities and shareholders’ equity	$195,501,544	$169,512,086

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Consolidated Statements of Operations
Years Ended December 31, 2005 and 2004

		As Restated
		See Note 21
	2005	2004

Interest and Dividend Income
Loans	$10,498,720	$8,061,256
Available for sale securities	472,162	514,567
Federal funds sold	73,170	22,243
Dividends on FHLB stock	29,805	22,694

Total interest and dividend income	11,073,857	8,620,760

Interest Expense
Deposits	2,905,843	2,135,180
Securities sold under repurchase agreements	31,686	37,318
FHLB advances	371,403	354,354
Federal funds purchased	44,003	14,776

Total interest expense	3,352,935	2,541,628

Net Interest Income	7,720,922	6,079,132
Provision for Loan Losses	(200,000)	165,000

Net Interest Income After Provision for Loan Losses	7,920,922	5,914,132

Noninterest Income
Service charges on deposit accounts	808,173	834,900
Other service charges and fees	141,333	136,954
Title insurance premiums and closing costs	68,151	65,213
Sale of mortgage loans	342,533	413,715
Lease income	99,756	890
Net realized gains (losses) on sale of available for sale securities	—	(34,368)
Trust referral fees	16,000	12,500

Total noninterest income	1,475,946	1,429,804

Noninterest Expense
Salaries and employee benefits	3,005,399	3,039,857
Net occupancy expense	421,798	365,519
Equipment expense	379,111	421,688
Advertising	229,187	162,217
Professional fees	563,378	472,315
Data processing services	414,165	368,119
FDIC and other insurance	96,666	154,088
Franchise shares and deposit tax	174,550	140,547
Postage and office supplies	117,027	101,354
Telephone and other communication	125,187	122,031
Other	477,943	458,162

Total noninterest expense	6,004,411	5,805,897

Income Before Income Taxes	3,392,457	1,538,039
Provision for Income Taxes	1,155,653	500,150

Net Income	$2,236,804	$1,037,889
Dividends declared, preferred stock	519,871	240,706

Net income available to common shareholders	1,716,933	797,183

Basic Earnings per Share	$1.83	$0.86

Diluted Earnings per Share	$1.47	$0.86

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2005 and 2004

			As Restated		As Restated	Accumulated
			See Note 20		See Note 20	Other		Total
	Preferred Stock		Common Stock		Retained	Comprehensive		Comprehensive
	Shares	Amount	Shares	Amount	Earnings	Income (Loss)	Total	Income

Balance, January 1, 2004		$—	840,447	$9,920,981	$54,789	$(365,393)	$9,610,377
Net income					1,037,889		1,037,889	$1,037,889
Preferred stock issued, 250 shares issued at $31,992 per share, net of offering costs of $338,660	250	7,659,340					7,659,340
Common stock issued, 3,610 shares issued at $15.00 per share			3,610	54,149			54,149
Dividend declared, preferred stock (including dividends paid of $109,671)					(240,706)		(240,706)
Change in unrealized gain (loss) on available for sale securities						55,591	55,591	55,591

Total comprehensive income								$1,093,480

Balance, December 31, 2004	250	7,659,340	844,057	9,975,130	851,972	(309,802)	18,176,640
Net income					2,236,804		2,236,804	$2,236,804
Common stock issued, 7,002 shares			7,002	104,856			104,856
5% stock dividend declared			42,584	648,980	(648,980)
Change in unrealized gain (loss) on available for sale securities						(40,066)	(40,066)	(40,066)
Dividends declared, preferred stock (including dividends paid of $519,871)					(519,871)		(519,871)	—

Total comprehensive income								$2,196,738

Balance, December 31, 2005	250	$7,659,340	893,643	$10,728,966	$1,919,925	$(349,868)	$19,958,363

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004

Operating Activities
Net income	$2,236,804	$1,037,889
Items not requiring (providing) cash
Depreciation and amortization	396,381	376,979
Provision for loan losses	(200,000)	165,000
Amortization of premiums and discounts on securities	13,108	18,085
Deferred income taxes	(63,281)	25,428
Net realized (gains) losses on sale of securities	—	34,368
Sale of mortgage loans held for sale	25,735,945	22,122,513
Origination of mortgage loans held for sale	(25,364,997)	(21,828,498)
Gains on sales of loans	(342,533)	(413,715)
Losses (gains) on sale of other real estate owned	6,803	(3,298)
Loss on sale premises and equipment	—	2,259
FHLB stock dividends received	(29,500)	(22,400)
Changes in
Interest receivable	(296,852)	(94,234)
Income taxes receivable (payable)	(42,207)	443,722
Other assets	(295,773)	(111,746)
Interest payable and other liabilities	547,254	150,480

Net cash provided by operating activities	2,301,152	1,902,832

Investing Activities
Net increase in loans	(10,447,058)	(12,583,764)
Purchase of premises and equipment	(4,351,883)	(94,819)
Proceeds from maturities of available for sale securities	757,446	815,541
Proceeds from sales of other real estate owned	261,929	73,298
Proceeds from sales of available for sale securities	—	4,727,439
Proceeds from sales of premises and equipment	—	625
Contingent payment related to purchase of Commonwealth Mortgage and Southern KY Land Title, Inc., net of stock issued	(251,717)	(162,401)
Purchase of FHLB stock	(2,800)	(135,300)

Net cash used in investing activities	(14,034,083)	(7,359,381)

Financing Activities
Net increase in demand deposits, money market, NOW and savings accounts	887,171	5,803,840
Net increase (decrease) in time deposits	24,961,279	(9,004,195)
Proceeds from FHLB advances	8,000,000	5,000,000
Repayment of FHLB advances	(6,500,000)	(6,000,000)
Net increase (decrease) in Federal Reserve funds purchased and repurchase agreements	(3,452,903)	953,546
Issuance of preferred stock	—	7,659,340
Issuance of common stock	20,950	0
Dividends paid on preferred stock	(519,871)	(109,671)

Net cash provided by financing activities	23,396,626	4,302,860

Increase (Decrease) in Cash and Cash Equivalents	11,663,695	(1,153,689)
Cash and Cash Equivalents, Beginning of Year	4,079,707	5,233,396

Cash and Cash Equivalents, End of Year	$15,743,402	$4,079,707

Supplemental Cash Flows Information
Interest paid	$3,166,079	$2,573,723
Income taxes paid	$1,240,500	$31,000
Loans transferred to other real estate owned	$268,732	$—
Stock issued:
For contingent payment related to purchase of Commonwealth Mortgage and Southern Ky. Land Title, Inc.	83,906	54,149

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Notes to Consolidated Financial Statements

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Citizens First Corporation (Company) was incorporated in 1975, for the purpose of conducting business as an investment club. The Company is incorporated under the laws of the Commonwealth of Kentucky and is headquartered in Bowling Green, Kentucky. In September 1998, the Company filed an application with the Kentucky Department of Financial Institutions (KDFI) and the Federal Deposit Insurance Corporation (FDIC) to organize and charter Citizens First Bank, Inc. (Bank) as a new Kentucky bank and a wholly-owned subsidiary of the Company. In December 1998, the Company filed an application with the Board of Governors of the Federal Reserve System (FRB) for approval to become a bank holding company under the Holding Company Act of 1956, as amended. On December 28, 1998, the FRB approved the Company’s application to become a bank holding company. On January 21, 1999, the FDIC approved the Bank’s application for federal deposit insurance subject to certain conditions, including minimum capital requirements, which have been subsequently met by the Bank. The Bank commenced operations on February 18, 1999.

The Company’s operations include one reportable segment providing a full range of banking and mortgage services to individual and corporate customers in Bowling Green and Warren County, Kentucky and Franklin and Simpson County, Kentucky. The Company is subject to competition from other financial institutions. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows

Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss).

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Pursuant to accounting guidance, all mortgage loans sold in the secondary market are considered transferred assets once sold. The Bank does not maintain effective control over these mortgage loans once they have been sold. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains on sales of mortgage loans are recorded at the time of disbursement by an investor at the difference between the sales proceeds and the loan’s carrying value. Loans are sold servicing released.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balance adjusted for any charge-offs, allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from twenty-five to forty years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from three to seven years.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Long Term Assets

Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Stock Option Plans

The Company accounts for the employee and the non-employee director stock option plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following tables illustrate the effect on net income and basic earnings per share if

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation, for the years ending December 31, 2005 and 2004.

	2005	2004

Net income, as reported	$2,236,804	$1,037,889
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(122,716)	(66,877)

Pro forma net income	$2,114,088	$971,012

Earnings per share Basic — as reported	$1.83	$0.86
Basic — pro forma	$1.70	$0.79
Diluted — as reported	$1.47	$0.86
Diluted — pro forma	$1.39	$0.79

Adoption of New Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123, Accounting for Stock-Based Compensation (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning January 1, 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date as well as for the unvested portion of awards existing as of the effective date.

As of the required effective date, the Company will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

Based on the awards outstanding at December 31, 2005, management has estimated that approximately $148,852 of compensation expense related to those awards will be recognized during the year ended December 31, 2006.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2:	Available for Sale Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) are as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses

December 31, 2005
U.S. government agencies	$8,640,500	$—	$(344,763)
Mortgage-backed securities	3,417,224	—	(185,340)

	$12,057,724	$0	$(530,103)

December 31, 2004
U.S. government agencies	$8,660,900	$—	$(322,709)
Mortgage-backed securities	4,228,085	—	(146,687)

	$12,888,985	$0	$(469,396)

The amortized cost and fair value of securities available for sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized	Fair
	Cost	Value

Within one year	$4,000,000	$3,897,000
One to five years	—	—
Five to ten years	4,985,263	4,743,500
After ten years	—	—

	8,985,263	8,640,500
Mortgage-backed securities not due on a single maturity date	3,602,564	3,417,224

Totals	$12,587,827	$12,057,724

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $8,330,993 at December 31, 2005, and $10,858,512 at December 31, 2004.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Gross gains of $18,918 and gross losses of $53,286 for 2004 were realized from sales of available for sale securities. There were no sales of securities in 2005. An income tax benefit of approximately $12,000 for 2004 was recorded in connection with those sales.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005 and December 31, 2004, was $12,057,724 and $12,888,985, respectively, which is 100% of the Bank’s available for sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the Bank’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized	Fair	Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Value	Losses

December 31, 2005
U.S. government agencies	$—	$—	$8,640,500	$(344,763)	$8,640,500	$(344,763)
Mortgage-backed securities	—	—	3,417,224	(185,340)	3,417,224	(185,340)

Total temporarily impaired securities	$—	$—	$12,057,724	$(530,103)	$12,057,724	$(530,103)

December 31, 2004
U.S. government agencies	$2,941,200	$(58,800)	$5,719,700	$(263,909)	$8,660,900	$(322,709)
Mortgage-backed securities	—	—	4,228,085	(146,687)	4,228,085	(146,687)

Total temporarily impaired securities	$2,941,200	$(58,800)	$9,947,785	$(410,596)	$12,888,985	$(469,396)

Note 3:	Securities Purchased Under Agreements to Resell

The Company enters into purchases of securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the balance sheet. The securities underlying the agreements are book-entry securities. During the period, the securities were delivered by appropriate entry into the Company’s account maintained at the Federal Reserve Bank of St. Louis or into a third-party custodian’s account designated by the Company under a written custodial agreement that explicitly recognizes the Company’s interest in the securities. At December 31, 2005, these agreements matured within 90 days. The agreements relating to mortgage-backed securities were agreements to resell substantially identical securities. At December 31, 2005, no material amount of agreements to resell securities purchased was outstanding with any individual dealer. The Company’s policy requires that all securities purchased under agreements to resell be fully collateralized.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Note 4:	Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2005	2004

Commercial and agricultural	$41,670,561	$41,420,552
Commercial real estate	60,971,395	47,853,245
Residential real estate	45,108,425	46,817,849
Consumer	9,818,615	10,858,781

Total loans	157,568,996	146,950,427
Less allowance for loan losses	(1,957,220)	(1,720,565)

Net loans	$155,611,776	$145,229,862

Activity in the allowance for loan losses was as follows:

	2005	2004

Balance, beginning of year	$1,720,565	$1,904,378
Provision charged (credited) to expense	(200,000)	165,000
Loans charged off	(295,272)	(380,891)
Recoveries	731,927	32,078

Balance, end of year	$1,957,220	$1,720,565

The change in the allowance in 2005 is primarily a result of a favorable judgment on a problem loan that had been partially charged off. Upon receipt of the judgment award of $1,099,150 in November 2005 from the Texas court system, $518,052 was applied to a nonaccrual loan, $60,000 was reserved for collection expense related to the recovery and the remainder was applied as a partial recovery of the previously charged off loan.

Impaired loans totaled $256,993 and $720,041 at December 31, 2005 and 2004, respectively. An allowance for loan losses of $17,000 and $419,000 relates to impaired loans of $69,000 and $718,103 at December 31, 2005 and 2004, respectively.

Interest of $13,426 and $1,857 was recognized on average impaired loans of $256,993 and $720,041 for 2005 and 2004, respectively. Interest of $7,592 and $187 was recognized on impaired loans on a cash basis during 2005 and 2004, respectively.

At December 31, 2005 and 2004, accruing loans delinquent 90 days or more totaled $92,957 and $1,938, respectively. Non-accruing loans at December 31, 2005 and 2004 were $164,036 and $718,103, respectively.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Note 5:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2005	2004

Land and land improvements	$2,472,996	$1,298,963
Buildings and improvements	4,957,031	2,046,324
Leasehold improvements	108,124	108,124
Furniture and fixtures	200,145	188,741
Equipment	1,474,512	1,323,924
Automobiles	41,038	41,038
Construction in progress	129,264	—

	9,383,110	5,007,114
Less accumulated depreciation	(1,775,038)	(1,378,797)

Net premises and equipment	$7,608,072	$3,628,317

In 2005 the Bank purchased a land and building at 1065 Ashley Street in Bowling Green which will serve as the Bank’s corporate headquarters. This facility was purchased for $3,750,000 and remodeling costs are estimated at $650,000. The construction in progress account represents costs incurred as of December 31, 2005 for the remodeling. The majority of the first floor is leased to other tenants, which is recognized as lease income.

Note 6:	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were:

	2005	2004

Balance as of January 1	$936,416	$384,243
Settlement of contingent consideration from purchase of Commonwealth Mortgage	328,100	552,173

	$1,264,516	$936,416

Note 7:	Deposits

Interest bearing deposits in denominations of $100,000 or more were $29,550,419 on December 31, 2005, and $19,982,720 on December 31, 2004. At December 31, 2005, three customers accounted for approximately $25,740,000, or 16.5%, of total deposits.

At December 31, 2005, the scheduled maturities of time deposits were as follows:

2006	$56,087,596
2007	19,468,516
2008	8,517,282
2009	374,705
2010	1,256,505

$85,704,604

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Note 8:	Federal Home Loan Bank Advances

Federal Home Loan Bank (“FHLB”) advances outstanding at December 31, 2005, mature from January 20, 2006 to October 27, 2008. The advances bear fixed interest rates ranging from 2.03% to 4.83%. The average rate on these advances is 2.90%. The advances are collateralized by a blanket agreement assigning mortgages on single family residences to the FHLB, and are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of FHLB advances at December 31, 2005, were:

2006	$11,000,000
2007	3,000,000
2008	500,000

$14,500,000

The Bank had additional borrowing capacity of $3.1 million at the Federal Home Loan Bank at December 31, 2005.

Note 9:	Cumulative Convertible Preferred Stock

During the third quarter of 2004, the Company completed the private placement of 250 shares of Cumulative Convertible Preferred Stock, stated value $31,992 per share (Preferred Stock), for an aggregate purchase price of $7,998,000. The Preferred Stock was sold for $31,992 per share, is entitled to quarterly cumulative dividends at an annual fixed rate of 6.5% and is convertible into shares of common stock of the Company at an initial conversion price per share of $15.50 on and after three years from the date of issuance. The sale of the Preferred Stock netted proceeds to the Company of $7,659,340 net of offering costs of $338,660, of which $3,011,970 (including $3,000,000 in principal and $11,970 in accrued interest) was used to repay the outstanding balance under the Company’s line of credit, and $3,800,000 was contributed to the capital of the Bank. The remaining proceeds from the issuance of the Preferred Stock are being used for general corporate purposes, including the contribution of capital to the Bank.

Note 10:	Income Taxes

The provision (credit) for income taxes includes these components:

	2005	2004

Taxes currently payable	$1,198,294	$474,722
Deferred income taxes	(42,641)	25,428

Income tax expense	$1,155,653	$500,150

A reconciliation of the income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2005	2004

Computed at the statutory rate (34%)	$1,153,436	$522,933
Other	2,217	(22,783)

Actual tax expense	$1,155,653	$500,150

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004

Deferred tax assets
Allowance for loan losses	$340,334	$408,256
Depreciation	33,878	—
Unrealized losses on available for sale securities	180,235	159,595
Accrued compensated absences	59,140	59,140
Deferred loan fees/costs	5,187	—
Other	56,196	—

	674,970	626,991

Deferred tax liabilities
Deferred loan fees/costs	—	(3,653)
FHLB stock dividends	(31,348)	(21,318)
Depreciation	—	(31,525)
Accretion on investment securities	(2,427)	(2,681)
Prepaid expenses	(28,622)	(18,522)

	(62,397)	(77,699)

Net deferred tax asset	$612,573	$549,292

Note 11:	Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2005	2004

Unrealized gains (losses) on available for sale securities	$(60,707)	$49,861
Reclassification for realized amount included in income	0	34,368

Other comprehensive income (loss), before tax effect	(60,707)	84,229
Tax expense (benefit)	(20,641)	28,638

Other comprehensive income (loss)	$(40,066)	$55,591

Note 12:	Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from regulatory agencies categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s categories.

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the following table.

					To be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2005
Total Capital
(to Risk-Weighted Assets)
Consolidated	$21,329,000	13.27%	$12,857,000	8.0%	N/A	N/A
Citizens First Bank, Inc.	21,040,000	13.09	12,857,000	8.0	$16,078,000	10.0%
Tier I Capital
(to Risk-Weighted Assets)
Consolidated	15,929,000	9.91	6,428,000	4.0	N/A	N/A
Citizens First Bank, Inc.	19,083,000	11.87	6,428,000	4.0	9,642,000	6.0
Tier I Capital
(to Average Assets)
Consolidated	15,929,000	8.40	7,585,000	4.0	N/A	N/A
Citizens First Bank, Inc.	19,083,000	10.06	7,590,000	4.0	9,487,000	5.0
As of December 31, 2004
Total Capital
(to Risk-Weighted Assets)
Consolidated	$19,272,000	13.6%	$11,379,000	8.0%	N/A	N/A
Citizens First Bank, Inc.	18,471,000	13.0	11,379,000	8.0	$14,224,000	10.0%
Tier I Capital
(to Risk-Weighted Assets)
Consolidated	13,501,000	9.5	5,690,000	4.0	N/A	N/A
Citizens First Bank, Inc.	16,750,000	11.8	5,690,000	4.0	8,535,000	6.0
Tier I Capital
(to Average Assets)
Consolidated	13,501,000	8.0	6,710,000	4.0	N/A	N/A
Citizens First Bank, Inc.	16,750,000	10.0	6,709,000	4.0	8,386,000	5.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2005, the Bank could, without prior approval, declare dividends of approximately $3,394 million.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Note 13:	Related Party Transactions

At December 31, 2005 and 2004, the Bank had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties) in the amount of $8,394,043 and $8,879,034, respectively.

Deposits from related parties held by the Bank at December 31, 2005 and 2004, totaled $2,097,034 and $10,661,192, respectively.

Note 14:	Employee Benefit Plans

The Company has a defined contribution pension plan (SIMPLE plan) covering substantially all employees. Employees may contribute a portion of their compensation (based on regulatory limitations) with the Company matching 100% of the employee’s contribution on 3% of the employee’s compensation. Employer contributions charged to expense for 2005 and 2004 were $69,935 and $72,692, respectively.

Effective January 1, 2006 the Company has adopted a 401(k) plan covering substantially all employees. Employees may contribute a portion of their compensation (based on regulatory limitations) with the Company matching 100% of the employee’s contribution on 4% of the employee’s compensation.

Note 15:	Stock Option Plans

In 2002, the board of directors adopted the employee stock option plan, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to afford key employees an incentive to remain in the employ of the Company and its subsidiaries and to use their best efforts on its behalf. 126,000 shares of Company common stock have been reserved for issuance under the plan. Options granted expire after ten years, and vest ratably over a three year period.

In 2003, the board of directors adopted the non-employee director stock option plan for non-employee directors, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to assist the Company in promoting a greater identity of interest between the Company’s non-employee directors and shareholders and in attracting and retaining non-employee directors by affording them an opportunity to share in the Company’s future successes. 42,000 shares of common stock have been reserved for issuance under the plan. Options granted expire after ten years, and are immediately vested.

A summary of the status of the plans at December 31, 2005 and 2004, and changes during the periods then ended is presented below:

	2005		2004
				Weighted-
				Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of year	51,030	$13.50	—
Granted	58,170	14.94	51,975	$13.50
Exercised	(1,575)	13.30	—	—
Forfeited	(12,022)	13.89	(945)	13.57
Expired	—	—	—	—

Outstanding, end of year	95,603	$14.33	51,030	$13.50

Options exercisable, end of year	25,305	$13.81	9,975	$13.19

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

	2005	2004

Dividend yields	0%	0%
Volatility factors of expected market price of common stock	24.54%	19.90%
Risk-free interest rates	4.00%	1.00%
Expected life of options	7 years	10 years

The following table summarizes information about stock options under the plans outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable		Number of
		Weighted-				Shares
		Average	Weighted-			Remaining
		Remaining	Average		Weighted-	Available for
	Number	Contractual	Exercise	Number	Average	Future
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Exercise Price	Issuance(a)

Employee stock option plan
$13.57	33,390	8.08 years	$13.57	11,130	$13.57	(b	)
$14.33	38,168	9.08 years	$14.33	0		(b	)
$17.34	9,870	9.9 years	$17.34	0		(b	)
Non-employee stock option plan
$12.76	4,200	8.42 years	$12.76	4,200	$12.76	(c	)
$13.57	4,200	8.08 years	$13.57	4,200	$13.57	(c	)
$15.19	5,775	9.33 years	$15.19	5,775	$15.19	(c	)

(a)	Excludes shares to be issued upon exercise of outstanding options.

(b)	44,572 shares of Company stock remain available for issuance under the employee stock option plan.

(c)	26,250 shares of Company stock remain available for issuance under the non-employee stock option plan.

As of December 31, 2005, there were no options that were antidilutive. The number of options have been adjusted to reflect the 2005 5% stock dividend, in accordance with plan provisions. There have been no adjustments to the tables in this note related to the 2006 5% stock dividend.

Note 16:	Acquisition of Commonwealth Mortgage and Southern Kentucky Land Title

On January 2, 2003, the Bank acquired all of the outstanding stock of Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc. Commonwealth Mortgage originates one to four family residential mortgages for sale in the secondary mortgage market, while Southern Kentucky Land Title provides title insurance agency services for real estate purchase contracts. The purchase price for Commonwealth Mortgage and Southern Kentucky Land Title consisted of $400,000 in cash plus a deferred contingent purchase price of up to $1,350,000 payable upon the combined entities’ achievement of specified annual earnings targets over a five year period, plus 25% of the amount, if any, by which their earnings exceed such targets. 25% of the deferred purchase price will be paid by the issuance of the Company’s common stock, valued at the average of the closing sales price of the stock over the last 10 trading days of the applicable calendar year. At the Seller’s option, an additional 25% of such deferred purchase price, if any, may be paid in shares of the Company’s common stock. The deferred contingent purchase price will be accounted for as additional purchase price at the time the contingency is resolved. The Bank also purchased the .2 acre site on which the main office of Commonwealth Mortgage is located for a purchase price of $272,000 in cash. Goodwill recognized in this transaction amounted to $380,000, all of which was assigned to the Bank.

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

The Bank paid $251,700 and $162,400 in cash, and issued common stock for approximately $84,000 and $54,000, associated with the contingent purchase price during 2005 for the 2004 year and during 2004, for the 2003 year, respectively. Goodwill recognized in these transactions amounted to approximately $335,700 and $216,400, all of which was assigned to the Bank.

Subsequent to December 31, 2005, the Bank paid $246,060 in cash associated with the contingent purchase price. Additionally, the Company will issue common stock for approximately $82,000 during the first quarter of 2006 associated with the contingent purchase price. The total of approximately $328,100 was accrued as of December 31, 2005, and recorded as goodwill.

The acquisition of Commonwealth Mortgage and Southern Kentucky Land Title was completed to give the Bank an expanded presence in the local mortgage origination market, to further expand the Bank’s customer service offerings and to supplement the Bank’s noninterest fee income.

Note 17:	Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2005 and 2004, the Company had outstanding commitments to originate loans aggregating approximately $24,137,495 and $26,519,849, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements.

Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $1,955,245 and $2,063,335 at December 31, 2005 and 2004, respectively, with terms ranging from days to one year.

Note 18:	Disclosures about Fair Value of Financial Instruments

Many of the Company’s assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, federal funds sold, accrued interest receivable, federal funds purchased, securities sold under repurchase

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

agreements and accrued interest payable balances. The estimated fair values of the Company’s remaining on-balance sheet financial instruments as of December 31, 2005 and 2004, are summarized below:

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Available for sale securities	12,057,724	12,057,724	12,888,985	12,888,985
Loans, including loans held for sale, net	156,232,861	154,847,801	145,879,362	143,636,961
FHLB stock	615,100	615,100	582,800	582,800
Financial Liabilities
Deposits	156,377,187	156,701,479	130,528,737	130,985,086
FHLB advances	14,500,000	14,385,185	13,000,000	13,000,000

The fair value of off-balance-sheet items is not considered material (or is based on the current fees or cost that would be charged to enter into or terminate such arrangements).

Note 19:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2005	2004

Assets
Cash	$537,255	$1,030,005
Investment in Citizens First Bank, Inc.	19,668,605	17,375,661
Other assets	76,096	77,916

Total assets	$20,281,956	$18,483,582

Liabilities
Long-term debt	$—	$—
Other liabilities	323,593	306,942

Total liabilities	323,593	306,942
Shareholders’ Equity	19,958,363	18,176,640

Total liabilities and shareholders’ equity	$20,281,956	$18,483,582

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

Condensed Statements of Operations

	2005	2004

Income	$—	$—

Expenses
Interest expense	—	66,780
Professional fees	121,984	185,245
Other expenses	23,785	53,380

Total expenses	145,769	305,405

Loss before Income Taxes and Equity in Undistributed Income of Subsidiary	(145,769)	(305,405)
Income Tax Credit	(49,562)	(127,150)

Loss before Equity in Undistributed Income of Subsidiary	(96,207)	(178,255)
Equity in Undistributed Income of Subsidiary	2,333,011	1,216,144

Net Income	$2,236,804	$1,037,889

Condensed Statements of Cash Flows

	2005	2004

Operating Activities
Net income	$2,236,804	$1,037,889
Adjustments:
Equity in undistributed income of subsidiary	(2,333,011)	(1,216,144)
Changes in
Other assets	1,820	52,854
Other liabilities	16,651	20,815

Net cash used in operating activities	(77,736)	(104,586)

Investing Activity — Investment in subsidiary	—	(4,050,000)

Financing Activities
Payment of long-term debt	—	(3,000,000)
Issuance of preferred stock, net	—	7,659,340
Payment of dividends on preferred stock	(519,870)	(109,671)
Issuance of common stock, net	104,856	54,149

Net cash provided by financing activities	(415,014)	4,603,818

Increase in Cash and Cash Equivalents	(492,750)	449,232
Cash and Cash Equivalents, Beginning of Year	1,030,005	580,773

Cash and Cash Equivalents, End of Year	$537,255	$1,030,005

Note 20:	Restatement of Shareholders’ Equity

A reclassification in shareholders’ equity on the Consolidated Balance Sheet from retained earnings to common stock has been made to reflect the value of the 2005 stock dividend issued. These accounts have

Citizens First Corporation

Notes to Consolidated Financial Statements — (Continued)

been properly reclassified on the Consolidated Balance Sheet and the Consolidated Statement of Shareholders’ Equity as of December 31, 2005. Total shareholders’ equity was not affected by the reclassification.

2005 Balance Sheet	As Previously Reported	As Restated	Effect of Change

Common Stock	$10,079,986	$10,728,966	$648,980
Retained Earnings	2,568,905	1,919,925	(648,980)

Note 21:	Restatement of Earnings Per Share

Basic and diluted earnings per share for the year ended 2004 did not properly reflect the 5% stock dividend declared in May, 2005 when the Company’s original 2005 Annual Report on Form 10-KSB was filed. Basic and diluted earnings per share for the year ended December 31, 2004 were reported as $0.95 and $0.95, respectively, and should have been $0.90 and $0.90, respectively. As mentioned below, earnings per share amounts in these financial statements have also been retroactively adjusted for stock dividends that were issued in June, 2006.

Note 22:	Earnings Per Share

All references to common shares and earnings per share below have been restated to reflect the stock dividends issued in 2005 and 2006. Basic earnings per share have been computed by dividing net income available for common shareholders by the weighted-average common shares outstanding during each year. Diluted earnings per share have been computed the same as basic earnings per share, and assumes the conversion of outstanding vested stock options and convertible preferred stock. Convertible preferred stock was excluded for purposes of calculating diluted earnings per share in 2004 as it was determined that conversion had an anti-dilutive effect on earnings per share. The following table reconciles basic and diluted earnings per share for the years ending December 31, 2005 and 2004.

	2005			2004
		Weighted-			Weighted-
		Average	Per Share		Average	Per Share
	Income	Shares	Amount	Income	Shares	Amount

Basic earnings per share
Net income	$2,236,804			$1,037,889
Less: Dividends on preferred stock	(519,871)			(240,706)

Net income available to common shareholders	1,716,933	936,847	$1.83	797,183	929,431	$0.86

Effect of dilutive securities
Preferred stock	519,871	568,890		—	—
Stock options	—	10,849		—	279

Diluted earnings per share
Net income available to common shareholders and assumed conversions	$2,236,804	1,516,586	$1.47	$797,183	929,710	$0.86

Note 23:	Subsequent Event

On May 17, 2006, the Board of Directors of the Company declared a second 5% stock dividend on each share of common stock of the Company outstanding, payable to the record holders of the common stock on May 31, 2006. The dividend was issued and payable June 30, 2006. A total of 45,132 shares of common stock were issued as a result of this common stock dividend. All references to earnings per share have been restated to reflect the stock dividend issued in 2006.

Citizens First Corporation

Condensed Consolidated Balance Sheets
June 30, 2006 and December 31, 2005

		As Restated
		December 31,
	June 30, 2006	2005
	(Unaudited)
	(In thousands)

ASSETS
Cash and due from banks	$4,315	$4,062
Federal funds sold	11,810	11,681

Cash and cash equivalents	16,125	15,743
Available for sale securities	12,690	12,058
Loans held for sale	2,436	621
Loans, net of allowance of $1,881 and $1,957 at June 30, 2006 and December 31, 2005, respectively	158,603	155,612
Premises and equipment	8,610	7,608
Federal Home Loan Bank (FHLB) stock	663	615
Accrued interest receivable	1,225	1,086
Deferred income taxes	686	613
Goodwill	1,327	1,264
Other assets	490	282

Total assets	$202,855	$195,502

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$15,866	$15,060
Savings, NOW and money market deposits	49,257	55,612
Time deposits	96,869	85,705

Total deposits	161,992	156,377
Securities sold under repurchase agreements	3,711	2,920
FHLB advances	15,396	14,500
Income taxes payable	—	114
Accrued interest and other liabilities	1,116	1,633

Total liabilities	182,215	175,544
Shareholders’ equity:
6.5% cumulative preferred stock, no par value; authorized 500 shares; issued and outstanding 250 shares at June 30, 2006 and at December 31, 2005, respectively	7,659	7,659
Common stock, no par value; authorized 5,000,000 shares; issued and outstanding 943,463 shares at June 30, 2006 and 893,643 shares at December 31, 2005, respectively	11,875	10,729
Retained earnings	1,775	1,920
Accumulated other comprehensive income (loss)	(669)	(350)

Total shareholders’ equity	20,640	19,958

Total liabilities and shareholders’ equity	$202,855	$195,502

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Condensed Consolidated Statements of Operations
Three Months Ended June 30, 2006 and 2005

For the Three Months Ended June 30:	2006	2005
	(Unaudited)
	(Dollars in thousands)

Interest income
Loans, including fees	$3,219	$2,524
Available for sale securities	128	119
Federal funds sold	123	6
Dividends on FHLB stock	9	8

Total interest and dividend income	3,479	2,657
Interest expense
Deposits	1,135	657
Securities sold under agreements to repurchase	20	9
FHLB advances	130	82
Federal funds purchased	—	11

Total interest expense	1,285	759

Net interest income	2,194	1,898
Provision for loan losses	—	85

Net interest income after provision for loan losses	2,194	1,812
Non-interest income
Service charges on deposit accounts	189	213
Other service charges and fees	32	40
Title insurance premiums and closing costs	14	15
Sale of mortgage loans	86	82
Lease income	53	5
Trust referral fees	7	6

Total non-interest income	381	361
Non-interest expenses
Salaries and employee benefits	889	690
Net occupancy expense	171	93
Equipment expense	123	94
Advertising	115	52
Professional fees	92	123
Data processing services	102	100
FDIC and other insurance	36	29
Franchise shares and deposit tax	60	51
Postage and office supplies	36	27
Telephone and other communication	42	31
Other	134	119

Total non-interest expenses	1,800	1,409

Income before income taxes	775	765
Provision for income tax	297	260

Net income	478	505
Dividends declared and paid on preferred stock	130	130

Net income available to common shareholders	$348	$375

Basic earnings per share	$0.37	$0.40
Diluted earnings per share	$0.31	$0.33

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Condensed Consolidated Statements of Operations
Six Months Ended June 30, 2006 and 2005

For the Six Months Ended June 30:	2006	2005
	(Unaudited)
	(Dollars in thousands)

Interest income
Loans, including fees	$6,207	$4,804
Available for sale securities	249	239
Federal funds sold	238	13
Dividends on FHLB stock	18	14

Total interest and dividend income	6,712	5,070
Interest expense
Deposits	2,153	1,239
Securities sold under agreements to repurchase	27	17
FHLB advances	252	148
Federal funds purchased	—	22

Total interest expense	2,432	1,426

Net interest income	4,280	3,644
Provision for loan losses	—	120

Net interest income after provision for loan losses	4,280	3,524

Non-interest income
Service charges on deposit accounts	365	405
Other service charges and fees	52	74
Title insurance premiums and closings costs	30	30
Sale of mortgage loans	141	165
Lease income	105	10
Trust referral fees	8	9

Total non-interest income	701	693
Non-interest expenses
Salaries and employee benefits	1,775	1,361
Net occupancy expense	309	181
Equipment expense	222	188
Advertising	169	111
Professional fees	151	220
Data processing services	208	217
FDIC and other insurance	52	60
Franchise shares and deposit tax	116	102
Postage and office supplies	66	54
Telephone and other communication	71	62
Other	234	213

Total non-interest expenses	3,373	2,769

Income before income taxes	1,608	1,448
Provision for income tax	581	493

Net income	$1,027	$955

Dividends declared on preferred stock	258	258

Net income available to common shareholders	$769	$697

Basic earnings per share	$0.82	$0.74
Diluted earnings per share	$0.67	$0.63

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity
Six Months Ended June 30, 2006 and 2005

For the Six Months Ended June 30:	2006	2005
	(Unaudited)
	(Dollars in thousands)

Balance January 1	$19,958	$18,177
Net income	1,027	955
Issuance of common stock	82	105
Stock-based compensation	150	—
Payment of preferred dividends, $1031.19 per share for 2006 and 2005	(258)	(258)
Other comprehensive income (loss), net of tax	(319)	140

Balance at end of period	$20,640	$19,119

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Condensed Consolidated Statements of Comprehensive Income

For the Six Months Ended June 30:	2006	2005
	(Unaudited)
	(Dollars in thousands)

Net income	$1,027	$955
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available for sale securities, net of income taxes (benefits) of ($164) and $72, arising during the period, respectively	(319)	140

Comprehensive income	$708	$1,095

See accompanying notes to condensed consolidated financial statements.

Citizens First Corporation

Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended June 30:	2006	2005
	(Unaudited)
	(Dollars in thousands)

Net income	$478	$505
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available for sale securities, net of income taxes (benefits) of ($101) and $144, arising during the period, respectively	(196)	279

Comprehensive income	$282	$784

See accompanying notes to condensed consolidated financial statements.

Citizens First Corporation

Condensed Consolidated Statements of Cash Flow
Six Months Ended June 30, 2006 and 2005

For the Six Months Ended June 30:	2006	2005
	(Unaudited)
	(Dollars in thousands)

Operating activities:
Net income	$1,027	$955
Items not requiring (providing) cash:
Depreciation and amortization	245	165
Stock-based compensation expense	150	—
Provision for loan losses	—	120
Amortization of premiums and discounts on securities	5	7
Deferred income taxes	—	105
Sale of mortgage loans held for sale	9,829	10,954
Origination of mortgage loans for sale	(11,502)	(10,632)
Gains on sales of loans	(141)	(165)
Losses (gains) on sale of other real estate owned	—	7
FHLB stock dividends received	(18)	(13)
Changes in:
Interest receivable	(139)	(86)
Income taxes receivable(payable)	(73)	45
Other assets	(349)	53
Interest payable and other liabilities	(220)	(278)

Net cash from operating activities	(1,186)	1,237
Investing activities:
Net increase in loans	(2,851)	(9,818)
Purchases of premises and equipment	(1,246)	(409)
Purchase of available for sale securities	(1,356)	—
Proceeds from maturities of available for sale securities	234	437
Proceeds from sale of other real estate	—	265
Payment related to purchase of Commonwealth Mortgage	(309)	(252)
Purchase of FHLB stock	(30)	(3)

Net cash from investing activities	(5,558)	(9,780)
Financing activities:
Net increase (decrease) in demand deposits, money market, NOW, and savings accounts	(5,549)	807
Net increase in time deposits	11,164	9,291
Proceeds from FHLB advances	12,000	1,000
Repayment of FHLB advances	(11,104)	—
Net increase (decrease) in repurchase agreements	791	(1,542)
Issuance of common stock	82	21
Dividends paid on preferred stock	(258)	(259)

Net cash from financing activities	7,126	9,318

Increase (Decrease) in cash and cash equivalents	382	775
Cash and cash equivalents, Beginning of year	15,743	4,080

Cash and cash equivalents, End of year	$16,125	$4,855

Supplemental Cash Flows Information:
Interest paid	$2,393	$1,496
Income taxes paid	$585	$616
Loans transferred to other real estate	$140	$265

See accompanying notes to consolidated financial statements.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

(1)	Basis of Presentation and Nature of Operations

The accounting and reporting policies of Citizens First Corporation (the “Company”) and its subsidiary, Citizens First Bank, Inc. (the “Bank”), conform to accounting principles generally accepted in the United States of America and general practices within the banking industry. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Certain information and note disclosures normally included in the Company’s annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company’s net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

In the opinion of management, all adjustments considered necessary for a fair presentation have been reflected in the accompanying unaudited financial statements. Results of interim periods are not necessarily indicative of results to be expected for the full year. Those adjustments consist only of normal recurring adjustments. The consolidated balance sheet of the Company as of December 31, 2005, has been derived from the audited consolidated balance sheet of the Company as of that date.

(2)	Stock Option Plans

In 2002, the board of directors adopted the employee stock option plan, which became effective upon the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to afford key employees an incentive to remain in the employ of the Company and its subsidiaries and to use their best efforts on its behalf. 132,300 shares of Company common stock have been reserved for issuance under the plan. Options expire after ten years, and vest ratably over a three year period.

In 2003, the board of directors adopted the non-employee director stock option plan for non-employee directors, which became effective subject to the approval of the Company’s shareholders at the annual meeting in April 2003. The purpose of the plan is to assist the Company in promoting a greater identity of interest between the Company’s non-employee directors and shareholders, and in attracting and retaining non-employee directors by affording them an opportunity to share in the Company’s future successes. 44,100 shares of common stock have been reserved for issuance under the plan. Options granted expire after ten years, and are immediately vested.

The Company accounts for these plans under the recognition and measurement principles of FASB Statement No. 123 Revised (SFAS 123R), Accounting for Stock-Based Compensation, effective January 1, 2006. In 2005 and previous years, these plans were measured under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Prior to 2006, no stock-based employee compensation cost was reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

applied the fair value provisions of SFAS 123R for the quarter ended June 30, 2005 and for the six months ended June 30, 2005.

	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2005	2005
	Dollars in thousands, except per share data

Net income, as reported	$505	$955
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes, not expensed during the quarter	51	97
Pro forma net income	$454	$858
Earnings per share:
Basic — as reported	$0.40	$0.74
Basic — pro forma	$0.35	$0.64
Diluted — as reported	$0.33	$0.63
Diluted — pro forma	$0.30	$0.57

The fair value of options granted is estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005

Dividend yields	0%	0%
Volatility factors of expected market price of common stock	21.39%	21.17%
Risk-free interest rates	4.58%	3.97%
Expected life of options	7 Years	6 Years
Weighted-average fair value of options granted during the year	$7.08	$4.69

•	The dividend yield was estimated using historical dividends paid and market value information for the Company’s stock. An increase in dividend yield will decrease compensation expense.

•	The volatility was estimated using historical volatility for periods approximating the expected option life.

•	The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. For the quarter end June 30, 2006, compensation expense recorded was $104,000, and for the six months ended June 30, 2006 was $150,000. As of June 30, 2006, unrecognized compensation

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

expense associated with stock options was $443,000 which is expected to be recognized over a weighted average period of 3 years. The following table reflects the effects of applying the provisions of this statement:

	As Reported	Effect of SFAS 123R	Pro Forma
	Three Months	Three Months	Three Months
	Ended June 30,	Ended June 30,	Ended June 30,
	2006	2006	2006
	Dollars in thousands, except per share data

Net income before income taxes	$775	$104	$879
Provision for income tax	297	15	312

Net income	$478	$89	$567

Earnings per share:
Basic	$0.37	$0.09	$0.46
Diluted	$0.31	$0.06	$0.37

	As Reported	Effect of SFAS 123R	Pro Forma
	Six Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,
	2006	2006	2006
	Dollars in thousands, except per share data

Net income before income taxes	$1,608	$150	$1,758
Provision for income tax	581	(15)	596

Net income	$1,027	$135	$1,162

Earnings per share:
Basic	$0.82	$0.14	$0.96
Diluted	$0.67	$0.08	$0.75

A summary of the status of the plans at June 30, 2006 and 2005, and changes during the periods then ended is presented below:

	2006		2005
		Weighted-		Weighted-
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of year	100,383	$13.64	53,582	$12.86
Granted	48,300	18.97	50,715	13.75
Exercised	—	—	(1,654)	12.67
Forfeited	—	—	(1,433)	12.92
Expired	—	—	—	—
Outstanding, end of period	148,683	$15.38	101,210	$13.30
Options exercisable, end of period	57,915	$13.96	29,327	$13.15

The weighted average remaining term for outstanding stock options was 8.73 years at June 30, 2006. The aggregate intrinsic value at June 30, 2006 was $725,000 for stock options outstanding and $364,000 for stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company’s common stock as of the reporting date.

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Options outstanding at June 30, 2006 were as follows:

				Options Exercisable
		Options Outstanding			Weighted-
		Weighted-Average			Average
	Number	Remaining	Weighted-Average	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Price

$12.15	4,410	7.92 years	$12.15	4,410	$12.15
$12.16 — $12.93	39,469	7.58 years	$12.93	27,783	$12.93
$12.94 — $13.65	40,076	8.58 years	$13.65	13,358	$13.65
$13.66 — $14.47	6,064	8.83 years	$14.47	6,064	$14.47
$14.48 — $16.51	10,364	9.42 years	$16.51	—
$16.52 — $18.82	42,000	9.67 years	$18.82	—
$18.83	6,300	9.92 years	$20.00	6,300	$20.00

(3)	Earnings Per Share

All references to common shares and earnings per share have been restated to reflect the stock dividends of 5% payable on May 30, 2005 and June 30, 2006, respectively. There are no anti-dilutive stock options. Basic earnings per share have been computed by dividing net income available for common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share have been computed the same as basic earnings per share, and assumes the conversion of outstanding vested stock options and convertible preferred stock. The following table reconciles the basic and diluted earnings per share computations for the quarters ended June 30, 2006 and 2005.

	Quarter Ended			Quarter Ended
	June 30, 2006			June 30, 2005
		Weighted-			Weighted-
		Average	Per Share		Average	Per Share
	Income	Shares	Amount	Income	Shares	Amount
	Dollars in thousands, except per share data

Basic earnings per share
Net income	$478			$505
Less: Dividends on preferred stock	(130)			(130)

Net income available to common shareholders	348	940,004	$0.37	375	938,325	$0.40

Effect of dilutive securities
Convertible preferred stock	130	568,890		130	568,890
Stock options	—	31,974		—	2,990

Diluted earnings per share
Net income available to common shareholders and assumed conversions	$478	1,540,868	$0.31	$505	1,510,205	$0.33

Citizens First Corporation

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

				Six Months Ended
	Six Months Ended June 30, 2006			June 30, 2005
		Weighted-			Weighted-
		Average	Per Share		Average	Per Share
	Income	Shares	Amount	Income	Shares	Amount
	Dollars in thousands, except per share data

Basic earnings per share
Net income	$1,027			$955
Less: Dividends on preferred stock	(258)			(258)

Net income available to common shareholders	769	939,169	$0.82	697	935,656	$0.74

Effect of dilutive securities
Convertible preferred stock	258	568,890		258	568,890
Stock options	—	31,371		—	2,509

Diluted earnings per share
Net income available to common shareholders and assumed conversions	$1,027	1,539,430	$0.67	$955	1,507,055	$0.63

(4)	Common Stock Dividend

On April 20, 2005, the Board of Directors of the Company declared a 5% stock dividend on each share of common stock of the Company outstanding, payable to the record holders of the common stock on April 29, 2005. The dividend was issued and payable May 30, 2005 in the form of 0.05 share of common stock for each one share of common stock outstanding on the record date. Any fractional share of common stock which a shareholder would be entitled to receive was rounded up to a whole share of common stock. A total of 42,584 shares of common stock were issued as a result of the common stock dividend. On May 17, 2006, the Board of Directors of the Company declared a second 5% stock dividend on each share of common stock of the Company outstanding, payable to the record holders of the common stock on May 31, 2006. The dividend was issued and payable June 30, 2006. A total of 45,132 shares of common stock were issued as a result of this common stock dividend.

(5)	Pending Business Acquisition- Kentucky Banking Centers, Inc.

On June 1, 2006, the Company entered into a definitive stock purchase agreement with Farmers Capital Bank Corporation and Kentucky Banking Centers, Inc. to purchase 100% of the outstanding stock of Kentucky Banking Centers. Kentucky Banking Centers is a wholly-owned subsidiary of Farmers Capital Bank Corporation of Frankfort, Kentucky.

According to the terms of the purchase agreement, Citizens First will pay Farmers Capital $20.0 million dollars in cash for the shares of Kentucky Banking Centers. The parties will also pursue the merger of Kentucky Banking Centers into Citizens First Bank. The transaction is subject to approval by regulators and other customary closing conditions. The purchase is expected to be completed in the second half of 2006.

Kentucky Banking Centers, Inc. has three offices, located in Glasgow, Horse Cave, and Munfordville, Kentucky. As of June 30, 2006, Kentucky Banking Centers had total assets of $126.7 million, total loans (net of unearned income) of $83.9 million, total deposits of $115.2 million, and shareholders’ equity of $9.2 million. The operating results of Kentucky Banking Centers are not included herein.

REPORT OF INDEPENDENT AUDITORS
Board of Directors
Kentucky Banking Centers, Inc.
Glasgow, Kentucky

We have audited the accompanying balance sheets of Kentucky Banking Centers, Inc. (a wholly-owned subsidiary of Farmers Capital Bank Corporation) as of December 31, 2005 and 2004, and the related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kentucky Banking Centers, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

By:	/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
August 18, 2006

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of
Farmers Capital Bank Corporation)

Balance Sheets
as of December 31, 2005 and 2004

	2005	2004
	(In thousands, except share data)

ASSETS
Cash and cash equivalents:
Cash and due from banks	$3,140	$3,275
Interest bearing deposits in other banks	208	547

Total cash and cash equivalents	3,348	3,822
Investment securities:
Available for sale, amortized cost of $34,755 (2005) and $44,775 (2004)	34,498	44,652
Held to maturity, fair value of $1,558 (2005) and $2,000 (2004)	1,529	1,917
Total investment securities	36,027	46,569
Loans, net of unearned income	81,845	81,902
Allowance for loan losses	(1,199)	(1,193)
Loans, net	80,646	80,709
Premises and equipment, net	4,186	4,100
Company-owned life insurance	1,525	1,471
Other assets	1,507	1,360

Total assets	$127,239	$138,031

LIABILITIES
Deposits:
Noninterest bearing	$9,834	$9,081
Interest bearing	105,443	114,548

Total deposits	115,277	123,629
Federal funds purchased and securities sold under agreements to repurchase	777	2,480
Federal Home Loan Bank advances	1,591	1,893
Other liabilities	451	506

Total liabilities	118,096	128,508

Commitments and Contingencies
Shareholders’ Equity
Common stock, par value $20,000 per share; 15 shares authorized; 15 shares issued and outstanding at December 31, 2005 and 2004, respectively	300	300
Capital surplus	5,945	5,945
Retained earnings	3,065	3,358
Accumulated other comprehensive loss	(167)	(80)

Total shareholders’ equity	9,143	9,523

Total liabilities and shareholders’ equity	$127,239	$138,031

See accompanying notes to financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of
Farmers Capital Bank Corporation)

Statements of Income
for the Years ended December 31, 2005 and 2004

	2005	2004
	(In thousands, except weighted average shares)

Interest Income
Interest and fees on loans	$5,956	$5,419
Interest on investment securities:
Taxable	871	612
Nontaxable	191	189
Interest on deposits in other banks	8	22
Interest on federal funds sold and securities purchased under agreements to resell	164	106

Total interest income	7,190	6,348

Interest Expense
Interest on deposits	2,743	2,374
Interest on federal funds purchased and securities sold under agreements to repurchase	8	5
Interest on Federal Home Loan Bank advances	57	75

Total interest expense	2,808	2,454

Net interest income	4,382	3,894
Provision for loan losses	195	570

Net interest income after provision for loan losses	4,187	3,324

Noninterest Income
Service charges and fees on deposits	744	736
Other service charges, commissions, and fees	246	239
Income from company-owned life insurance	54	67
Gain on sale of other real estate	—	119
Other	26	47

Total noninterest income	1,070	1,208

Noninterest Expense
Salaries and employee benefits	1,726	1,695
Occupancy expenses, net	357	310
Equipment expenses	178	167
Data processing and communications expenses	514	483
Holding company management fee	222	248
Bank franchise tax	96	95
Advertising	73	80
Other	510	525

Total noninterest expense	3,676	3,603

Income before income taxes	1,581	929
Income tax expense	435	220

Net income	$1,146	$709

Net Income Per Common Share (in thousands)
Basic and Diluted	$76.42	$47.26
Weighted Average Shares Outstanding
Basic and Diluted	15	15

See accompanying notes to financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned Subsidiary of
Farmers Capital Bank Corporation)

Statements of Comprehensive Income

	2005	2004
	(In thousands)

Net income	$1,146	$709
Other comprehensive income:
Unrealized holding loss on available for sale securities arising during the period on securities held at end of period, net of tax of $47 and $52, respectively	(87)	(96)

Comprehensive income	$1,059	$613

See accompanying notes to financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of
Farmers Capital Bank Corporation)

Statement of Changes in Shareholder’s Equity
for the Years ended December 31, 2005 and 2004

					Accumulated
					Other	Total
	Common Stock		Capital	Retained	Comprehensive	Shareholder’s
	Shares	Amount	Surplus	Earnings	Income (Loss)	Equity
	(In thousands, except shares outstanding)

Balance at January 1, 2004	15	$300	$5,924	$2,649	$16	$8,889
Net income				709		709
Other comprehensive loss					(96)	(96)
Non cash compensation expense attributed to stock option grants			21			21

Balance at December 31, 2004	15	300	5,945	3,358	(80)	9,523
Net income				1,146		1,146
Cash dividends declared, $95.93 per share (in thousands)				(1,439)		(1,439)
Other comprehensive loss					(87)	(87)

Balance at December 31, 2005	15	$300	$5,945	$3,065	$(167)	$9,143

See accompanying notes to financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of
Farmers Capital Bank Corporation)

Statements of Cash Flows
for the Years ended December 31, 2005 and 2004

	2005	2004
	(In thousands)

Cash Flows from Operating Activities
Net income	$1,146	$709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	265	242
Net amortization (accretion) of investment security premiums and discounts:
Available for sale	5	74
Held to maturity	(2)	(1)
Provision for loan losses	195	570
Noncash compensation expense		21
Deferred income tax benefit	(59)	(24)
Loss (gain) on sale of premises and equipment	31	(5)
Gain on sale of other real estate	—	(119)
Increase in accrued interest receivable	(112)	(92)
Income from company-owned life insurance	(54)	(67)
(Increase) decrease in other assets	(36)	285
Increase (decrease) in accrued interest payable	20	(13)
Increase in other liabilities	31	130

Net cash provided by operating activities	1,430	1,710

Cash Flows from Investing Activities
Proceeds from maturities and calls of investment securities:
Available for sale	28,560	15,295
Held to maturity	390	280
Purchases of available for sale investment securities	(18,544)	(38,030)
Loans originated for investment, net of principal collected	(132)	(2,373)
Purchases of premises and equipment	(384)	(284)
Proceeds from sale of equipment	2	5

Net cash provided by (used in) investing activities	9,892	(25,107)

Cash Flows from Financing Activities
Net (decrease) increase in deposits	(8,352)	15,597
Net (decrease) increase in federal funds purchased and securities sold under agreements to repurchase	(1,703)	2,280
Repayments of Federal Home Loan Bank advances	(302)	(589)
Dividends paid	(1,439)

Net cash (used in) provided by financing activities	(11,796)	17,288

Net decrease in cash and cash equivalents	(474)	(6,109)
Cash and cash equivalents at beginning of year	3,822	9,931

Cash and cash equivalents at end of year	$3,348	$3,822

Supplemental Disclosures
Cash paid during the year for:
Interest	$2,788	$2,467
Income taxes (to Holding Company)	323	235
Transfers from loans to repossessed assets	91	268

See accompanying notes to financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of
Farmers Capital Bank Corporation)

Notes to Financial Statements
Years ended December 31, 2005 and 2004

1.	Summary of Significant Accounting Policies

The accounting and reporting policies of Kentucky Banking Centers, Inc. (the “Bank”) conform to accounting principles generally accepted in the United States of America and general practices applicable to the banking industry. Significant accounting policies are summarized below.

Nature of Operations

The Bank, formerly named Horse Cave State Bank, was originally organized in 1926 and operates as a State of Kentucky chartered bank. In 1987, the Bank was acquired by Farmers Capital Bank Corporation (“Farmers Capital”), a publicly held financial holding company located in Frankfort, Kentucky. The Bank operates three locations: one each in Glasgow, Horse Cave, and Munfordville. It is engaged in a general banking business providing full service banking to individuals, businesses, and government customers. The Bank’s operations include one reportable segment: commercial and retail banking.

The Bank’s primary regulators are the Federal Deposit Insurance Corporation and the Kentucky Office of Financial Institutions. These agencies examine the Bank on a periodic basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Bank’s net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements. The allowance for loan losses and the fair values of financial instruments are estimates that are particularly subject to change.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include the following: cash on hand, amounts due from banks, interest bearing demand deposits in other banks, federal funds sold, and securities purchased under agreements to resell. Generally, federal funds sold and securities purchased under agreements to resell are purchased and sold for one-day periods. Net cash flows are reported for loan and deposit transactions.

Investment Securities

Investments in debt and equity securities are classified into three categories. Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity. Securities that are bought and held specifically for the purpose of selling them in the near term are classified as trading securities. The Bank had no securities classified as trading during 2005 or 2004. All other securities are classified as available for sale. Securities are designated as available for sale if they might be sold before maturity. Securities classified as available for sale are carried at market value. Unrealized holding gains and losses for available for sale securities are reported net of deferred income taxes in other comprehensive income. Investments classified as held to maturity are carried at amortized cost. Interest income includes

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

amortization and accretion of purchase premiums or discounts. Premiums and discounts on securities are amortized using the interest method over the expected life of the securities. Realized gains and losses on the sales of securities are recorded on the trade date and computed on the basis of specific identification of the adjusted cost of each security and are included in noninterest income. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

Federal Home Loan Bank (“FHLB”) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based n ultimate recovery of par value. Both cast and stock dividends are reported as income.

Loans and Interest Income

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their unpaid principal amount outstanding adjusted for any charge-offs and any deferred fees or costs on originated loans. Interest income on loans is recognized using the interest method based on loan principal amounts outstanding during the period. Interest income also includes amortization and accretion of any premiums or discounts over the expected life of acquired loans at the time of purchase or business acquisition. Net fees and incremental direct costs associated with loan origination are deferred and amortized as yield adjustments over the contractual term of the loans. Generally, the accrual of interest on loans is discontinued when it is determined that the collection of interest or principal is doubtful, or when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. Cash payments received on nonaccrual loans generally are applied to principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Provision and Allowance for Loan Losses

The provision for loan losses represents charges made to earnings to maintain an allowance for loan losses at an adequate level based on credit losses specifically identified in the loan portfolio, as well as management’s best estimate of probable loan losses in the remainder of the portfolio at the balance sheet date. The allowance for loan losses is a valuation allowance increased by the provision for loan losses and decreased by net charge-offs. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Management estimates the allowance balance required using a risk-rated methodology. Many factors are considered when estimating the allowance. These include, but are not limited to, past loan loss experience, an assessment of the financial condition of individual borrowers, a determination of the value and adequacy of underlying collateral, the condition of the local economy, an analysis of the levels and trends of the loan portfolio, and a review of delinquent and classified loans. The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current risk factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Actual loan losses could differ significantly from the amounts estimated by management.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

The risk-rated methodology includes segregating watch list and past due loans from the general portfolio and allocating specific amounts to these loans depending on their status. For example, watch list loans, which may be identified by the internal loan review risk-rating system or by regulatory examiner classification, are assigned a certain loss percentage while loans past due 30 days or more are assigned a different loss percentage. Each of these percentages considers past experience as well as current factors. The remainder of the general loan portfolio is segregated into three components having similar risk characteristics as follows: commercial loans, consumer loans, and real estate loans. Each of these components is assigned a loss percentage based on their respective three year historical loss percentage. Additional allocations to the allowance may then be made for subjective factors, such as those mentioned above, as determined by senior managers who are knowledgeable about these matters.

The Bank accounts for impaired loans in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan — Income Recognition. SFAS No. 114, as amended, requires that impaired loans be measured at the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or at the fair value of the collateral if the loan is collateral dependent. A loan is impaired when full payment under the contractual terms is not expected. Generally, impaired loans are also in nonaccrual status. In certain circumstances, however, the Bank may continue to accrue interest on an impaired loan. Cash receipts on impaired loans are typically applied to the recorded investment in the loan, including any accrued interest receivable. Loans that are part of a large group of smaller-balance homogeneous loans, such as residential mortgage and consumer loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

Other Real Estate

Other real estate owned and held for sale, included with other assets in the accompanying consolidated balance sheets, includes properties acquired by the Bank through actual loan foreclosures. Other real estate owned is carried at the lower of cost or fair value less estimated costs to sell. Fair value is the amount that the Bank could reasonably expect to receive in a current sale between a willing buyer and a willing seller, other than in a forced or liquidation sale. Fair value of assets is measured by the market value based on comparable sales. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned included in the balance sheets was $9,669 and $20,000 at December 31, 2005 and 2004, respectively.

Income Taxes

Income tax expense is the total of current year income tax due or refundable and the change in deferred tax assets and liabilities, except for the deferred taxes related to fair market value adjustments on available for sale investment securities. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

Premises and Equipment

Premises, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives generally ranging from two to seven years for furniture and equipment and generally ten to 50 years for

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

buildings and related components. Leasehold improvements are amortized over the shorter of the estimated useful lives or terms of the related leases on the straight-line method. Maintenance, repairs, and minor improvements are charged to operating expenses as incurred and major improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in noninterest income.

Company-owned Life Insurance

The Bank has purchased life insurance policies on certain key employees with their knowledge and consent. Company-owned life insurance is recorded at its cash surrender value, i.e. the amount that can be realized, on the consolidated balance sheet. The related change in cash surrender value and proceeds received under the policies are reported on the statement of income under the caption “Income from company-owned life insurance”.

Net Income Per Common Share

Basic net income per common share is determined by dividing net income by the weighted average total number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the total weighted average number of shares of common stock outstanding. The Bank currently has no potentially dilutive instruments outstanding.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Bank, this includes net income and net unrealized gains and losses on available for sale investment securities, net of taxes.

Long-term Assets

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and the assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

Stock-Based Compensation

In 1997, Farmers Capital’s Board of Directors approved a nonqualified stock option plan (the “Plan”) that provides for granting of stock options to key employees and officers of the Bank. The Plan was subsequently ratified by Farmers Capital’s shareholders at its annual shareholders’ meeting held on May 12, 1998, the measurement date of the Plan. All stock options are awarded at a price equal to the fair market value of the Farmers Capital’s common stock at the date the options are granted. The Bank applies Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, since options were granted during 1997 at the fair market value of Farmers Capital’s stock on the grant date, and the measurement date occurred during 1998, the Bank recognized noncash compensation expense for the 1997 grant based on the intrinsic value of the stock options measured on the date of shareholder ratification of the Plan. All of the options related to the 1997 grant were fully vested as of December 31, 2004; therefore there was no option-related compensation expense recorded during 2005.

Farmers Capital granted 2,000 and 12,000 additional options under the Plan to certain employees and officer of the Bank during 2004 and 2000 in which there is no compensation expense being recognized pursuant to APB No. 25. In addition, certain eligible employees of the Bank participate in Farmers Capital’s Employee Stock Purchase Plan (“ESPP”). During 2005 and 2004 there was no related compensation expense recorded related to the ESPP. Had compensation expense been determined under the fair value method described in SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, the Bank’s net income and income per common share would have been as shown in the table below.

	Years Ended December 31,
	2005	2004
	(In thousands)

Net Income
As reported	$1,146	$709
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	14
Less: Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(13)	(25)

Proforma	$1,133	$698

Net Income Per Common Share (in thousands)
Basic and diluted, as reported	$76.42	$47.26
Basic and diluted, proforma	75.49	45.57

On March 16, 2005, the Compensation Committee of Farmers Capital’s Board of Directors acted to approve an immediate and full acceleration of the vesting on options granted during 2004. The purpose of the accelerated vesting is to allow Farmers Capital and the Bank to reduce anticipated future compensation expense attributed to its stock option grants pursuant to SFAS No. 123 (revised), “Share-Based Payment”. Since the options granted during 2004 have an exercise price in excess of the market price on the date of modification and there is no future vesting requirement, there will be no compensation expense recorded for these options in current or future periods. The Bank anticipates that it will record compensation expense pursuant to SFAS No. 123 (revised) for unvested options from its 2000 grant and shares issued under its ESPP in the amount of $20,000 and $3,000, net of tax, for 2006 and 2007, respectively.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

Recently Issued But Not Yet Effective Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised). This Statement requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The Farmers Capital’s ESPP is considered an option plan under the Statement and will be subject to cost recognition. Compensation cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This Statement will apply to awards granted or modified beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, which cannot currently be predicted. Existing options, including the ESPP, that vest after the adoption date are expected to result in additional compensation expense (net of tax) of $20,000 and $3,000 in 2006 and 2007.

2.	Transactions with Affiliates

The Bank is a wholly-owned subsidiary of Farmers Capital. Farmers Capital is the parent company of seven separately chartered Kentucky banks that operate 34 banking locations in 23 communities throughout Central and Northern Kentucky. Farmers Capital also operates a mortgage company, a leasing company, a data processing company, and an insurance company. These related companies provide certain operational and other services for each other in the normal course of business. Although each related company maintains its own officers and boards of directors, Farmers Capital may exercise significant influence over these companies since it is their single shareholder.

Transactions with related parties primarily include the purchase and sale of federal funds, the sale of loan participations, deposit transactions, certain insurance transactions, data processing, federal income tax payments, and the payment of certain other corporate-wide administrative expenses.

Balances due to and from related parties consist of the following at year end 2005 and 2004.

	December 31,
	2005	2004
	(In thousands)

Assets
Cash and due from banks	$35	$150
Loans sold to affiliates and related accrued interest	(8,590)	(8,072)
Loan purchased from affiliate and related accrued interest	1,011	—
Federal income tax receivable from parent company	—	79
Prepaid insurance	83	—

Liabilities
Interest bearing deposits	$839	$322
Federal funds purchased	410	2,280
Federal income taxes payable to parent company	23	—

Transactions with related parties for the year ended December 31, 2005 and 2004 were as follows.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

	Years Ended December 31,
	2005	2004
	(In thousands)

Income from Farmers Capital or its Subsidiaries
Interest	$64	$106
Expenses incurred to Farmers Capital or its Subsidiaries
Interest	$4	$3
Data processing	361	295
Administrative and other	237	254

Administrative and other expenses included in the table above represent payment for a variety of services, which primarily include payroll processing, accounting, audit and managerial services of executive officers.

Farmers Capital maintains an interest bearing savings account at KBC to facilitate the collection of dividends to Farmers Capital by KBC. Farmers Capital periodically withdraws amounts from this savings account depending on its need for cash. Information related to Farmers Capital’s savings account with KBC is as follows.

	December 31,
	2005	2004
	(Dollars in thousands)

Balance at end of period	$839	$322
Average balance during the year	516	455
Average interest rate during the year	0.50%	0.50%
Maximum month-end balance during the year	$1,438	$595

3.	Investment Securities

The following summarizes the amortized cost and estimated fair values of the securities portfolio at December 31, 2005. The summary is divided into available for sale and held to maturity securities.

	December 31, 2005
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Amortized Cost	Gains	Losses	Fair Value
	(In thousands)

Available for sale
Obligations of U.S. Government agencies	$27,712	—	$192	$27,520
Obligations of states and political subdivisions	3,055	$21	34	3,042
Mortgage-backed securities	2,795	2	54	2,743
Equity securities	1,193	—	—	1,193

Total securities — available for sale	$34,755	$23	$280	$34,498

Held To Maturity
Obligations of states and political subdivisions	$1,529	$29	$0	$1,558

The following summarizes the amortized cost and estimated fair values of the securities portfolio at December 31, 2004.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

	December 31, 2004
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Amortized Cost	Gains	Losses	Fair Value
	(In thousands)

Available for sale
Obligations of U.S. Government agencies	$36,778	—	$151	$36,627
Obligations of states and political subdivisions	3,066	$42	17	3,091
Mortgage-backed securities	3,796	16	13	3,799
Equity securities	1,135	—	—	1,135

Total securities — available for sale	$44,775	$58	$181	$44,652

Held To Maturity
Obligations of states and political subdivisions	$1,917	$83	$0	$2,000

The amortized cost and estimated fair value of the securities portfolio at December 31, 2005, by contractual maturity, are detailed below. The summary is divided into available for sale and held to maturity securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities in the available for sale portfolio consist of restricted FHLB stock, which has no stated maturity and are not included in the maturity schedule that follows. Mortgage-backed securities are stated separately due to the nature of payment and prepayment characteristics of these securities, as principal is not due at a single date

	December 31, 2005
	Available for sale		Held To Maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
	(In thousands)

Due in one year or less	$23,737	$23,618	$684	$689
Due after one year through five years	4,475	4,402	715	732
Due after five years through ten years	2,165	2,144	130	137
Due after ten years	390	398	—	—
Mortgage-backed securities	2,795	2,743	—	—

Total	$33,562	$33,305	$1,529	$1,558

There were no sales of investment securities during 2005 or 2004.

Investment securities with a carrying value of $31,811,000 and $33,029,000 at December 31, 2005 and 2004 were pledged to secure public and trust deposits, repurchase agreements, and for other purposes.

Investment securities with unrealized losses at year end 2005 and 2004 not recognized in income are presented in the table below. The table segregates investment securities that have been in a continuous unrealized loss position for less than twelve months from those that have been in a continuous unrealized loss position for twelve months or more. The table also includes the fair value of the related securities.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

	December 31, 2005
	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(In thousands)

Obligations of U.S. Government agencies	$17,402	$61	$10,117	$131	$27,519	$192
Obligations of states and political subdivisions	974	18	519	16	1,493	34
Mortgage-backed securities	—	—	2,424	54	2,424	54

Total	$18,376	$79	$13,060	$201	$31,436	$280

	December 31, 2004
	Less Than 12 Months		12 Months or More			Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(In thousands)

Obligations of U.S. Government agencies	$35,649	$130	$978	$21	$36,627	$151
Obligations of states and political subdivisions	1,043	17	—	—	1,043	17
Mortgage-backed securities	3,323	13	—	—	3,323	13

Total	$40,015	$160	$978	$21	$40,993	$181

Unrealized losses included in the tables above have not been recognized in income since they have been identified as temporary. The Bank periodically evaluates securities for other-than-temporary impairment. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The Bank attributes the unrealized losses mainly to changes in market interest rates and does not expect to incur a loss unless the securities are sold. Management has the intent and ability to hold these securities until the foreseeable future. As the securities approach their maturity date, their fair value is expected to recover. A decline in certain market interest rates could also favorably impact fair values.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

4.	Loans

Major classifications of loans are summarized as follows.

	December 31,
	2005	2004
	(In thousands)

Commercial, financial, and agricultural	$11,008	$11,455
Real estate — construction	1,526	1,045
Real estate mortgage — residential	37,714	38,782
Real estate mortgage — farmland and other commercial enterprises	23,189	20,246
Installment loans	8,342	10,265
Lease financing	70	118

Total loans	81,849	81,911
Less unearned income	(4)	(9)

Total loans, net of unearned income	$81,845	$81,902

Loans to directors, executive officers, and principal shareholders (including loans to affiliated companies of which they are principal owners) and loans to members of the immediate family of such persons were $562,000 and $487,000 at December 31, 2005 and 2004, respectively. An analysis of the activity with respect to these loans is presented in the table below.

Amount
(In thousands)

Balance, December 31, 2004	$487
New loans	1,068
Repayments	(396)
Loans no longer meeting disclosure requirements and other adjustments	(597)

Balance, December 31, 2005	$562

5.	Allowance for Loan Losses

An analysis of the allowance for loan losses follows.

	Years Ended December 31,
	2005	2004
	(In thousands)

Balance, beginning of year	$1,193	$1,202
Provision for loan losses	195	570
Recoveries	76	121
Loans charged off	(265)	(700)

Balance, end of year	$1,199	$1,193

Nonperforming loans were as follows.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

	December 31,
	2005	2004
	(In thousands)

Nonaccrual loans	$425	$558
Loans past due 90 days or more and still accruing	705	536

Total nonperforming loans	$1,130	$1,094

Individually impaired loans, which consist of nonaccrual loans, were as follows.

	2005	2004
	(In thousands)

Year-end impaired loans with allocated allowance	$425	$558

Total impaired loans	$425	$558

Amount of allowance for loan losses allocated	$26	$77
Average impaired loans for the year	467	752
Interest income recognized on impaired loans	3	10
Cash-basis interest income recognized	3	10

6.	Premises and Equipment

Premises and equipment consist of the following.

	December 31,
	2005	2004
	(In thousands)

Land, buildings, and leasehold improvements	$5,272	$5,296
Furniture and equipment	1,299	1,178

Total premises and equipment	6,571	6,474
Less accumulated depreciation and amortization	(2,385)	(2,374)

Premises and equipment, net	$4,186	$4,100

Depreciation and amortization of premises and equipment was $264,000 and $242,000 in 2005 and 2004, respectively.

7.	Deposit Liabilities

Time deposits of $100,000 or more at December 31, 2005 and 2004 were $12,960,000 and $16,823,000, respectively. Interest expense on time deposits of $100,000 or more was $365,000 and $325,000 for 2005 and 2004, respectively.

At December 31, 2005 the scheduled maturities of time deposits were as follows.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

Amount
(In thousands)

2006	$26,256
2007	12,261
2008	21,410
2009	4,000
2010	1,108
Thereafter	173

Total	$65,208

Deposits from directors, executive officers, and principal shareholders (including deposits from affiliated companies of which they are principal owners) and deposits from members of the immediate family of such persons were $2,099,000 and $814,000 at December 31, 2005 and 2004, respectively.

8.	Federal Funds Purchased, Securities Sold Under Agreements to Repurchase, and Other Borrowed Funds

Federal funds purchased and securities sold under agreements to repurchase represent borrowings by the Bank that generally mature one business day following the date of the transaction. Information pertaining to such borrowings is as follows.

	December 31,
	2005	2004
	(Dollars in thousands)

Average balance during the year	$291	$233
Average interest rate during the year	2.75%	2.15%
Maximum month-end balance during the year	$777	$2,480

The table below displays a summary of the ending balance and average rate for borrowed funds on the dates indicated. For FHLB advances, the subsidiary banks pledge FHLB stock and fully disbursed, otherwise unencumbered, 1-4 family first mortgage loans as collateral for these advances as required by the FHLB. Based on this collateral and the Bank’s holdings of FHLB stock, the Bank is eligible to borrow up to an additional $15,320,000 at year end 2005.

	December 31,
		Average		Average
	2005	Rate	2004	Rate
	(Dollars in thousands)

Short-term
Federal funds purchased and securities sold under agreements to repurchase	$777	3.54%	$2,480	2.17%
Long-term
FHLB advances	$1,591	3.36%	$1,893	3.47%

FHLB advances are made pursuant to several different credit programs, which have their own interest rates and range of maturities. Interest rates on FHLB advances are generally fixed and range between 2.91% and 8.15%, averaging 3.36%, over a remaining maturity period of up to 18 years as of December 31, 2005.

Maturities of long-term borrowings at December 31, 2005 are as follows.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

Amount
(In thousands)

2006	$273
2007	258
2008	244
2009	231
2010	220
Thereafter	365

Total	$1,591

9.	Income Taxes

The components of income tax expense are as follows.

	December 31,
	2005	2004
	(In thousands)

Currently payable	$494	$244
Deferred	(59)	(24)

Total applicable to operations	$435	$220

An analysis of the difference between the effective income tax rates and the statutory federal income tax rate follows.

	December 31,
	2005	2004

Federal statutory rate	35.0%	35.0%
Changes from statutory rates resulting from:
Tax-exempt interest	(5.9)	(8.8)
Nondeductible interest to carry tax-exempt obligations	.6	.8
Company-owned life insurance	(1.2)	(2.5)
Other, net	(1.0)	(.8)

Effective tax rate on pretax income	27.5%	23.7%

The tax effects of the significant temporary differences that comprise deferred tax assets and liabilities at December 31, 2005 and 2004 follows.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

	December 31,
	2005	2004
	(In thousands)

Assets
Allowance for loan losses	$420	$417
Unrealized losses on available for sale investment securities, net	90	43
Postretirement benefit obligations	40	26
Stock options	66	70
Other	—	2

Total deferred tax assets	616	558

Liabilities
Depreciation	287	312
Prepaid expenses	41	—
Discount on investment securities	178	159
Deferred loan fees	241	206
Total deferred tax liabilities	747	677

Net deferred tax liability	$(131)	$(119)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences at December 31, 2005.

The Bank files a consolidated Federal tax return with Farmers Capital in accordance with a written agreement. The agreement outlines the procedures for the Bank to pay its tax liability to Farmers Capital. The Bank calculates its liability as if it were a separate entity using the consolidated return average tax rate. Farmers Capital is responsible for paying the consolidated liability to the federal government.

10.	Retirement Plans

Farmers Capital maintains an Employee Stock Ownership Plan (“ESOP”) and a salary savings plan for its employees. Farmers Capital may at its discretion contribute an amount (up to the maximum imposed by federal law) to the ESOP which will be allocated to all participants in the ratio that each participant’s compensation bears to all participants’ compensation. Such discretionary contributions will be utilized to purchase shares of Farmers Capital’s common stock to be held in the participants’ accounts. There were no contributions to the ESOP in any of the years in the two-year period ended December 31, 2005. The fair market value of parent company shares held by the ESOP was $2,218,000 and $2,953,000 at year end December 31, 2005 and 2004, respectively.

The salary savings plan covers substantially all employees. The Bank matches all eligible voluntary tax deferred employee contributions up to 4% of the participant’s compensation. Farmers Capital may, at the discretion of its board of directors, contribute an additional amount based upon a percentage of covered employees’ salaries. A 4% discretionary contribution was made to the plan during each of the years in the two-year period ended December 31, 2005. Discretionary contributions are allocated among participants in the

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

ratio that each participant’s compensation bears to all participants’ compensation. Eligible employees are presented with various investment alternatives related to the salary savings plan. Those alternatives include various stock and bond mutual funds that vary from traditional growth funds to more stable income funds. Farmers Capital shares are not an available investment alternative in the salary savings plan.

The total retirement plan expense for 2005 and 2004 was $82,000 and 91,000, respectively.

11.	Postretirement Benefits

During 2003, the Bank implemented a postretirement health insurance program whereby any employee meeting the service requirements of 20 years of full time service to the Bank and is at least age 55 upon retirement will be eligible to continue their health insurance coverage. The coverage offered to eligible retirees will be identical to the coverage that is offered to active employees. The retiree will pay 50% of the cost and the Bank will pay 50% under the first plan. The plan is unfunded.

The following schedules set forth a reconciliation of the changes in the plans benefit obligation and funded status for the years ended December 31, 2005 and 2004.

	2005	2004
	(In thousands)

Change in Benefit Obligation
Obligation at beginning of year	$276	$252
Service cost	14	13
Interest cost	16	16
Actuarial loss	49	—
Benefit payments	(4)	(5)

Obligation at end of year	$351	$276

Funded Status (plan assets less benefit obligations)
Accumulated postretirement benefit obligation	$(351)	$(276)
Unamortized prior service cost	139	155
Unrecognized net actuarial loss	101	53

Accrued postretirement benefit costs	$(111)	$(68)

The following table provides disclosure of the net periodic benefit cost as of December 31.

	2005	2004
	(In thousands)

Service cost	$14	$13
Interest cost	16	16
Recognized prior service cost	16	16
Recognized net loss	1	—

Net periodic benefit cost	$47	$45

Major assumptions:
Discount rate	5.75%	6.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the rate of increase in pre-Medicare medical care claims costs was 10% in 2006 grading down by 1% to 5% for 2011 and thereafter. For Medicare Supplement claims costs, it was 8% in

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

2006 grading down by 1% to 5% for 2009 and thereafter. For dental claims cost, it was 5% for 2006 and thereafter. A 1% change in the assumed health care cost trend rates would have the following incremental effects:

	1% Increase	1% Decrease
	(In thousands)

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$9	$(7)
Effect on postretirement benefit obligation	64	(51)

The following table presents estimated future benefit payments in the period indicated.

Amount
(In thousands)

2006	$11
2007	13
2008	7
2009	8
2010	10
2011 — 2015	83

Total	$132

12.	Leases

The Bank leases certain branch sites and certain banking equipment under various operating leases. All of the branch site leases have renewal options of varying lengths and terms. The following table presents estimated future minimum rental commitments under these leases for the period indicated.

Amount
(In thousands)

2006	$116
2007	168
2008	165
2009	171
2010	167
Thereafter	1,476

Total	$2,263

Rent expense was $63,000 and $18,000 for 2005 and 2004, respectively.

13.	Financial Instruments With Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit.

These financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Total commitments to extend credit were $9,965,000 and $9,207,000 at December 31, 2005 and 2004, respectively. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit, if deemed necessary by the Bank, is based on management’s credit evaluation of the counter party. Collateral held varies, but may include accounts receivable, marketable securities, inventory, premises and equipment, residential real estate, and income producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that received when extending credit to customers. The fair value of these instruments is not considered material for disclosure under FASB Interpretation No. 45. The Bank had $163,000 and $239,000 in irrevocable letters of credit outstanding at December 31, 2005 and 2004, respectively.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year end.

	December 31,
	2005		2004
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
		(In thousands)

Commitments to extend credit	$3,926	$6,039	$3,151	$6,056
Standby letters of credit	152	11	54	185

Total	$4,078	$6,050	$3,205	$6,241

14.	Concentration of Credit Risk

The Bank actively engages in lending, primarily in Hart and Barren Counties and adjacent areas. Collateral is received to support these loans when deemed necessary. The more significant categories of collateral include cash on deposit with the Banks, marketable securities, income producing property, home mortgages, and consumer durables. Loans outstanding, commitments to make loans, and letters of credit range across a large number of industries and individuals. The obligations are significantly diverse and reflect no material concentration in one or more areas.

15.	Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of December 31, 2005, there were various pending legal actions and proceedings against the Bank arising from the normal course of business and in which claims for damages are asserted. Management, after discussion with legal counsel, believes that these actions are without merit and that the ultimate liability resulting from these legal actions and proceedings, if any, will not have a material effect upon the financial statements of the Bank.

16.	Regulatory Matters

The Bank’s payment of dividends to its parent company is subject to certain regulatory restrictions as set forth in state banking laws and regulations. Generally, capital distributions are limited to undistributed net income for the current and prior two years, subject to the capital requirements described below. At

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

December 31, 2005, retained earnings of the Bank were $3,065,000 of which $1,112,000 was available for the payment of dividends in 2006 without obtaining prior approval from bank regulatory agencies.

Included in cash and due from banks is certain noninterest bearing deposits that are held at the Federal Reserve Bank and correspondent banks in accordance with regulatory reserve requirements specified by the Federal Reserve Board of Governors. The reserve requirement was $400,000 at December 31, 2005 and 2004.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements will initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Banks’ assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). The Bank meets all capital adequacy requirements to which it is subject as of December 31, 2005.

As of December 31, 2005, the most recent notification from the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables. There are no conditions or events since that notification that management believes have changed the institutions’ category.

The capital amounts and ratios of the Bank are presented in the following tables.

					To be Well
					Capitalized
			For Capital		Under Prompt
			Adequacy		Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

December 31, 2005
Tier 1 Capital (to Risk-Weighted Assets)	$9,310	10.86%	$3,428	4.00%	$5,142	6.00%
Total Capital (to Risk-Weighted Assets)	10,383	12.12	6,855	8.00	8,569	10.00
Tier 1 Capital (to Average Assets)	9,310	7.31	5,092	4.00	6,365	5.00
December 31, 2004
Tier 1 Capital (to Risk-Weighted Assets)	9,603	10.55	3,641	4.00	5,461	6.00
Total Capital (to Risk-Weighted Assets)	10,741	11.80	7,281	8.00	9,101	10.00
Tier 1 Capital (to Average Assets)	9,603	7.07	5,433	4.00	6,791	5.00

17.	Fair Value of Financial Instruments

The following table presents the estimated fair values of the Bank’s financial instruments made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. This Statement requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet for which it is practicable to estimate that value. The estimated fair value amounts have been determined by the Bank using available market information and present value or other valuation techniques. These derived fair values are subjective in nature, involve uncertainties and matters of

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

significant judgment and, therefore, cannot be determined with precision. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Bank.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents, Accrued Interest Receivable, and Accrued Interest Payable
The carrying amount is a reasonable estimate of fair value.

Investment Securities
Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans
The fair value of loans is estimated by discounting the future cash flows using current discount rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for certificates of deposit with similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance, and other covenants or requirements. Loan commitments generally have fixed expiration dates, variable interest rates and contain termination and other clauses that provide for relief from funding in the event there is a significant deterioration in the credit quality of the customer. Many loan commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of the Bank’s commitments to lend and standby letters of credit are competitive with others in the various markets in which the Bank operates. There are no unamortized fees relating to these financial instruments, as such the carrying value and fair value are both zero.

Federal Funds Purchased, Securities Sold Under Agreements to Repurchase, and Other Borrowed Funds
The fair value of federal funds purchased, securities sold under agreements to repurchase, and other borrowed funds is estimated using rates currently available for debt with similar terms and remaining maturities.

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

The estimated fair values of the Bank’s financial instruments are as follows.

	December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In thousands)

ASSETS
Cash and cash equivalents	$3,348	$3,348	$3,822	$3,822
Investment securities:
Available for sale	34,498	34,498	44,652	44,652
Held to maturity	1,529	1,558	1,917	2,000
Loans, net	80,646	78,630	80,709	79,000
Accrued interest receivable	1,225	1,225	1,113	1,113

LIABILITIES
Deposits	115,277	114,757	123,629	123,338
Federal funds purchased and securities sold under agreements to repurchase	777	777	2,480	2,480
FHLB and other borrowings	1,591	1,780	1,893	2,140
Accrued interest payable	152	152	132	132

18.	Quarterly Financial Data (Unaudited)

	Quarters Ended 2005
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except weighted average shares)

Interest income	$1,710	$1,772	$1,842	$1,866
Interest expense	680	682	695	751
Net interest income	1,030	1,090	1,147	1,115
Provision for loan losses	4	72	(11)	130
Net interest income after provision for loan losses	1,026	1,018	1,158	985
Noninterest income	260	281	263	266
Noninterest expense	890	925	928	933
Income before income taxes	396	374	493	318
Income tax expense	99	86	159	91
Net income	$297	$288	$334	$227
Net income per common share, basic and diluted (in thousands)	$19.82	$19.19	$22.25	$15.16
Weighted average shares outstanding, basic and diluted	15	15	15	15

Kentucky Banking Centers, Inc.

Notes to Financial Statements — (Continued)

	Quarters Ended 2004
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except weighted average shares)

Interest income	$1,545	$1,568	$1,600	$1,635
Interest expense	581	592	630	651
Net interest income	964	976	970	984
Provision for loan losses	91	115	205	159
Net interest income after provision for loan losses	873	861	765	825
Noninterest income	269	282	290	248
Noninterest expense	815	895	877	897
Income before income taxes	327	248	178	176
Income tax expense	83	71	25	41
Net income	$244	$177	$153	$135
Net income per common share, basic and diluted (in thousands)	$16.23	$11.84	$10.18	$9.00
Weighted average shares outstanding, basic and diluted	15	15	15	15

19.	Subsequent Event (Unaudited)

On June 1, 2006 the Bank, Farmers Capital, and Citizens First Corporation (Bowling Green, KY) (“Citizens First”) jointly announced the signing of a definitive agreement for the purchase of the Bank by Citizens First in a $20 million cash transaction. Pending the required approvals from the appropriate regulatory authorities and subject to the satisfaction of the conditions set forth in the definitive agreement, the transaction is expected to close during the second half of 2006.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of Farmers Capital Bank Corporation)

Unaudited Balance Sheets

	June 30,	December 31,
	2006	2005
	(In thousands,
	except share data)

ASSETS
Cash and cash equivalents:
Cash and due from banks	$3,076	$3,140
Interest bearing deposits in other banks	193	208
Federal funds sold and securities purchased under agreements to resell	11,926	—

Total cash and cash equivalents	15,195	3,348

Investment securities:
Available for sale, amortized cost of $20,608 (2006) and $34,755 (2005)	20,299	34,498
Held to maturity, fair value of $1,119 (2006) and $1,558 (2005)	1,104	1,529

Total investment securities	21,403	36,027

Loans, net of unearned income	83,902	81,845
Allowance for loan losses	(1,178)	(1,199)

Loans, net	82,724	80,646

Premises and equipment, net	4,123	4,186
Company-owned life insurance	1,555	1,525
Other assets	1,642	1,507

Total assets	$126,642	$127,239

LIABILITIES
Deposits:
Noninterest bearing	$10,776	$9,834
Interest bearing	104,379	105,443

Total deposits	115,155	115,277

Federal funds purchased and securities sold under agreements to repurchase	200	777
Federal Home Loan Bank advances	1,446	1,591
Other liabilities	672	451

Total liabilities	117,473	118,096

Shareholder’s Equity
Common stock, par value $20,000 per share; 15 shares authorized; 15 shares issued and outstanding at June 30, 2006 and December 31, 2005	300	300
Capital surplus	5,961	5,945
Retained earnings	3,108	3,065
Accumulated other comprehensive loss	(200)	(167)

Total shareholder’s equity	9,169	9,143

Total liabilities and shareholder’s equity	$126,642	$127,239

See accompanying notes to unaudited financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of Farmers Capital Bank Corporation)

Unaudited Statements of Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In thousands, except weighted average shares)

Interest Income
Interest and fees on loans	$1,681	$1,460	$3,266	$2,865
Interest on investment securities:
Taxable	170	233	416	444
Nontaxable	42	48	87	96
Interest on deposits in other banks	1	—	2	6
Interest of federal funds sold and securities purchased under agreements to resell	154	32	200	72

Total interest income	2,048	1,773	3,971	3,483

Interest Expense
Interest on deposits	802	666	1,568	1,328
Interest on federal funds purchased and securities sold under agreements to repurchase	3	1	6	3
Interest on Federal Home Loan Bank advances	14	15	27	31

Total interest expense	819	682	1,601	1,362

Net interest income	1,229	1,091	2,370	2,121

Provision for loan losses	(4)	72	(84)	76

Net interest income after provision for loan losses	1,233	1,019	2,454	2,045

Noninterest Income
Service charges and fees on deposits	192	188	367	357
Other service charges, commissions, and fees	69	65	140	129
Income from company-owned life insurance	14	14	29	24
Other	11	13	23	30

Total noninterest income	286	280	559	540

Noninterest Expense
Salaries and employee benefits	484	462	995	895
Occupancy expenses	94	71	210	147
Equipment expenses	50	39	96	76
Data processing and communications expense	130	138	265	262
Holding Company management fee	61	56	120	110
Liability insurance	40	6	57	13
Bank franchise tax	27	24	54	48
Other	154	129	290	264

Total noninterest expense	1,040	925	2,087	1,815

Income before income tax expense	479	374	926	770

Income tax expense	130	86	254	185

Net Income	$349	$288	$672	$585

Net Income Per Common Share (in thousands)
Basic and diluted	$23.28	$19.19	$44.78	$39.01
Weighted Average Shares Outstanding
Basic and diluted	15	15	15	15

See accompanying notes to unaudited financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of Farmers Capital Bank Corporation)

Unaudited Statements of Comprehensive Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In thousands)

Net Income	$349	$288	$672	$585
Other comprehensive (loss) income:
Unrealized holding (loss) gain on available for sale securities arising during the period, net of tax of $17, $72, $18, and $3, respectively	(32)	134	(33)	6

Comprehensive Income	$317	$422	$639	$591

See accompanying notes to unaudited financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of Farmers Capital Bank Corporation)

Unaudited Statements of Cash Flows

	Six Months Ended June 30,
	2006	2005
	(In thousands)

Cash Flows from Operating Activities
Net income	$672	$585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	140	122
Net amortization of investment security premiums and (discounts):
Available for sale	(7)	14
Held to maturity	—	(1)
Provision for loan losses	(84)	76
Noncash compensation expense	16	—
Deferred income tax expense (benefit)	115	(43)
Gains on sale of premises and equipment, net	—	(1)
Increase in accrued interest receivable	(177)	(87)
Income from company-owned life insurance	(29)	(24)
Decrease in other assets	6	22
Increase in accrued interest payable	3	7
Increase in other liabilities	156	83

Net cash provided by operating activities	811	753

Cash Flows from Investing Activities
Proceeds from maturities and calls of investment securities:
Available for sale	18,224	23,091
Held to maturity	425	150
Purchase of available for sale investment securities	(4,069)	(10,505)
Loans originated for investment, net of principal collected	(1,994)	(341)
Purchase of premises and equipment	(77)	(240)
Proceeds from sale of equipment	—	2

Net cash provided by investing activities	12,509	12,157

Cash Flows from Financing Activities
Net decrease in deposits	(122)	(11,084)
Net decrease in securities sold under agreements to repurchase	(577)	(2,280)
Repayments of Federal Home Loan Bank advances	(145)	(145)
Dividends paid	(629)	(325)

Net cash used in financing activities	(1,473)	(13,834)

Net increase (decrease) in cash and cash equivalents	11,847	(924)

Cash and cash equivalents at beginning of year	3,348	3,822

Cash and cash equivalents at end of period	$15,195	$2,898

Supplemental Disclosures
Cash paid during the period for:
Interest	$1,598	$1,355
Income taxes (to Holding Company)	195	65
Transfers from loans to repossessed assets	48	70

See accompanying notes to unaudited financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of Farmers Capital Bank Corporation)

Unaudited Statements of Changes in Shareholder’s Equity

					Accumulated
					Other	Total
Six Months Ended	Common Stock		Capital	Retained	Comprehensive	Shareholder’s
June 30, 2006 and 2005	Shares	Amount	Surplus	Earnings	Income	Equity
	(In thousands, except per share data)

Balance at January 1, 2006	15	$300	$5,945	$3,065	$(167)	$9,143
Net income				672		672
Other comprehensive loss					(33)	(33)
Cash dividends declared, $41.93 per share (in thousands)				(629)		(629)
Noncash compensation expense attributed to stock option & Employee Stock Purchase Plan grants			16			16

Balance at June 30, 2006	15	$300	$5,961	$3,108	$(200)	$9,169

Balance at January 1, 2005	15	$300	$5,945	$3,358	$(80)	$9,523
Net income				585		585
Other comprehensive income					6	6
Cash dividends declared, $21.67 per share (in thousands)				(325)		(325)

Balance at June 30, 2005	15	$300	$5,945	$3,618	$(74)	$9,789

See accompanying notes to unaudited financial statements.

Kentucky Banking Centers, Inc.
(A wholly-owned subsidiary of
Farmers Capital Bank Corporation)

Notes to Unaudited Financial Statements

1.	Basis of Presentation and Nature of Operations

The accounting and reporting policies of Kentucky Banking Centers, Inc. (the “Bank”) conform to accounting principles generally accepted in the United States of America and general practices applicable to the banking industry.

The Bank, formerly named Horse Cave State Bank, was originally organized in 1926 and operates as a State of Kentucky chartered bank. In 1987 the Bank was acquired by Farmers Capital Bank Corporation (“Farmers Capital”), a publicly held financial holding company located in Frankfort, Kentucky, and has operated as a wholly-owned subsidiary of Farmers Capital since that time. The Bank operates three locations; one each in Glasgow, Horse Cave, and Munfordville. It is engaged in a general banking business providing full service banking to individuals, businesses, and government customers. The Bank’s operations include one reportable segment: commercial and retail banking.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Bank’s net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

The financial information presented as of any date other than December 31 has been prepared from the books and records without audit. The accompanying consolidated financial statements have been prepared in accordance with the rules on quarterly financial information and Rule 10-01 of Regulation S-X and do not include all of the information and the footnotes required by accounting principles generally accepted in the United States of America for complete statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Financial Statements for the year ended December 31, 2005.

2.	Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, that requires the cost resulting from stock options be measured at fair value and recognized in earnings. This Statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which permitted the recognition of compensation expense using the intrinsic value method. The adoption of SFAS No. 123(R) did not have a material impact on the Banks results of operations or financial condition.

In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 123(R)-3, “Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards”. This FSP provides a simplified method to calculate the Bank’s hypothetical additional paid-in capital (“APIC”) pool for the beginning balance of excess tax benefits and the method of determining the subsequent impact on the pool of option awards that are outstanding and fully or partially vested upon adoption of SFAS 123(R). This FSP allows companies up to one year from the later of the adoption date of SFAS 123(R) or November 10, 2005 to evaluate the available

Kentucky Banking Centers, Inc.

Notes to Unaudited Financial Statements — (Continued)

transition alternatives and make a one-time election. The Bank is currently evaluating the impact of the new method provided by this guidance.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of SFAS No. 133 and SFAS No. 140. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Bank is evaluating the impact, if any, of the adoption of this Statement on its financial results.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. This Statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Bank is evaluating the impact, if any, of the adoption of this Statement on its financial results.

In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, to clarify certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Bank is in the process of evaluating the impact of the adoption of this interpretation on the Bank’s results of operations and financial condition.

3.	Stock-Based Compensation

In 1997, Farmers Capital’s Board of Directors approved a nonqualified stock option plan (the “Plan”) that provides for granting of options to acquire Farmers Capital stock to key employees and officers of the Bank. All stock options are awarded at a price equal to the fair market value of Farmers Capital’s common stock at the date the options are granted and expire ten years from the date of the grant.

Kentucky Banking Centers, Inc.

Notes to Unaudited Financial Statements — (Continued)

Prior to January 1, 2006, the Bank and Farmers Capital accounted for its Plan under the recognition and measurement provisions of APB Opinion No. 25 and related interpretations as allowed by SFAS No. 123. Effective January 1, 2006, the Bank and Farmers Capital adopted the fair value recognition provisions of SFAS No. 123(R) applying the modified-prospective application. Under the modified-prospective application, prior year amounts are not restated. The following table presents the effect on net income and earnings per share prior to adoption as if expense was measured using the fair value recognition provisions of SFAS No. 123(R).

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2005	2005
	(In thousands)

Net Income
As reported	$288	$585
Less: Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	$(3)	(8)

Proforma	$285	$577

Net Income Per Common Share (in thousands)
Basic and diluted, as reported	$19.19	$39.01
Basic and diluted, proforma	$19.00	38.47

The amount of stock-based compensation attributed to Farmers Capital’s stock option grants included in net income was $8,000 and $15,000 for the three and six month periods ended June 30, 2006. In addition, there was $16,000 in compensation cost related to unvested options not recognized at June 30, 2006, with a weighted-average period of 7 months over which the cost is expected to be recognized. There were no modifications or cash paid to settle stock option awards during the six months ended June 30, 2006.

Certain eligible employees of the Bank also participate in Farmers Capital’s Employee Stock Purchase Plan (“ESPP”). During 2005 there was no stock-based compensation expense recorded related to the ESPP. The amount of stock-based compensation attributed to Farmers Capital’s ESPP included in net income was zero and $1,000 for the three and six month periods ended June 30, 2006.

4.	Pending Sale of the Bank

On June 1, 2006 the Bank, Farmers Capital, and Citizens First Corporation (“Citizens First”) jointly announced the signing of a definitive agreement for the purchase of the Bank by Citizens First in a $20 million cash transaction. Pending the required approvals of Citizens First shareholders, the appropriate regulatory authorities, and subject to the satisfaction of the conditions set forth in the definitive agreement, the transaction is expected to close during the fourth quarter of 2006.

900,000 Shares

Common Stock

PROSPECTUS

          , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Section 271B-.8-500 et seq. of the Kentucky Business Corporation Act provides us with broad powers and authority to indemnify our directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of our directors under certain circumstances. Our articles of incorporation and bylaws also provide us with the power and authority to the fullest extent legally permissible under the Act to indemnify our directors and officers, persons serving at our request or for our benefit as directors or officers of another corporation, and persons serving as our representatives or agents in certain circumstances. Pursuant to such authority and the provisions of our articles of incorporation, we have purchased insurance against certain liabilities that may be incurred by the company and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of common stock being registered, all of which will be paid by Citizens First Corporation. All amounts are estimates except the SEC filing fee and NASDAQ listing fee.

SEC filing fee	$2,173
NASDAQ filing fee	100,000
NASD filing fee	2,531
Printing expenses	60,000
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Miscellaneous disbursements(1)	235,296

Total	$600,000

(1)	Includes reimbursement to the underwriters for expenses of up to $200,000.

Item 26.	Recent Sales of Unregistered Securities

On July 16, 2004, the Company sold 250 shares of Preferred Stock, stated value $31,992 per share, for an aggregate purchase price of $7,998,000, payable in cash. The Preferred Stock was offered and sold in a private placement to a limited number of accredited investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. Howe Barnes Investments, Inc., Chicago, Illinois, served as the placement agent in the transaction. The aggregate commission paid to Howe Barnes Investments was $293,703. The proceeds from the issuance of the Preferred Stock are being used for general corporate purposes, including the contribution of capital to Citizens First Bank. In addition, the Company repaid $3,000,000 of outstanding borrowings under its credit facility. The Preferred Stock was sold for $31,992 per share and is entitled to quarterly cumulative dividends at an annual fixed rate of 6.5%. Each share of Preferred Stock is convertible, at the option of the holder, into shares of the Company’s Common Stock (i) at any time on and after 3 years from the date of issuance, and, with respect to shares of Preferred Stock designated for redemption, on or prior to the close of business on the day prior to the redemption date or, if earlier, (ii) at any time on and after a change of control of the Company (as defined in the Articles of Amendment to the Company’s Articles of Incorporation establishing the terms of the Preferred Stock). Such shares of Preferred Stock are convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value (as adjusted for any stock dividends, combinations, splits or the like with respect to such shares), by the conversion price applicable to such share in effect on the date the certificate is surrendered for conversion. The initial conversion price per share is $15.50 and is subject to adjustment in certain events. When shares of Preferred Stock are converted, all accrued dividends on the Preferred Stock so converted to (and not including) the date of conversion are immediately due and payable in cash.

Item 27.	Exhibits

1.1	Form of underwriting agreement among Citizens First Corporation, Sandler O’Neill + Partners, L.P. and J.J.B. Hilliard, W.L. Lyons, Inc.†
2	Stock Purchase Agreement among Citizens First Corporation, Farmers Capital Bank Corporation and Kentucky Banking Centers, Inc. dated June 1, 2006 (incorporated by reference to Exhibit 2 of the Registrant’s Form 8-K filed June 7, 2006).
3.1	Restated Articles of Incorporation of Citizens First Corporation, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form SB-2 (No. 333-103238)).
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3. 3 of the Registrant’s Form 10-QSB dated June 30, 2004).
3.3	Amended and Restated Bylaws of Citizens First Corporation (incorporated by reference to Exhibit 3 of the Registrant’s Form 8-K filed April 24, 2006).
4.1	Restated Articles of Incorporation of Citizens First Corporation, as amended (see Exhibit 3.1).
4.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (see Exhibit 3.2).
4.3	Amended and Restated Bylaws of Citizens First Corporation (see Exhibit 3.3).
5	Opinion of Wyatt, Tarrant & Combs, LLP.
10.1	Employment Agreement between Citizens First Corporation and Mary D. Cohron as amended by First Amendment to Employment Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed March 17, 2005).*
10.2	Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed March 17, 2005).*
10.3	Employment Agreement between Citizens First Corporation and J. Steven Marcum (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed October 13, 2005).*
10.4	Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed March 17, 2005).*
10.5	2002 Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form SB-2 (No. 333-103238)).*
10.6	2003 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form SB-2 (No. 333-103238)).*
10.7	Management Bonus Compensation Plan (incorporated by reference to Exhibit 10 of the Registrant’s Form 8-K filed January 25, 2006)*
10.8	Business Loan Agreement and related Promissory Note between The Bankers Bank and Citizens First Corporation dated September 26, 2006 (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed September 27, 2006).
10.9	Second Amendment to Employment Agreement between Citizens First Corporation and Mary D. Cohron dated August 17, 2006 (incorporated by reference to Exhibit 10 of the Registrant’s Form 8-K filed August 23, 2006).*
10.10	First Amendment to Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed September 27, 2006).*
10.11	First Amendment to Employment Agreement between Citizens First Corporation and Steve Marcum (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed September 27, 2006).*

10.12	First Amendment to Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed September 27, 2006).*
21	Subsidiaries (incorporated by reference to Exhibit 21 of the Registrant’s Registration Statement on Form SB-2 (No. 333-103238)).
23.1	Consent of Crowe Chizek and Company LLC.
23.2	Consent of BKD, LLP.
23.3	Consent of Crowe Chizek and Company LLC.
23.4	Consent of Wyatt, Tarrant, & Combs LLP (appears in its opinion filed as Exhibit 5).
24	Power of Attorney.†

*	Denotes a management contract, compensatory plan or arrangement.

†	Previously filed.

Item 28.	Undertakings

(e) Insofar as indemnification for liabilities under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The small business issuer hereby undertakes:

(1) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Bowling Green, Kentucky, on September 29, 2006.

Citizens First Corporation

By:	/s/ Mary D. Cohron
Mary D. Cohron
President and Chief Executive Officer

Date: September 29, 2006

In accordance with the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates indicated.

/s/ Mary D. Cohron Mary D. Cohron	President, Chief Executive Officer And Director (principal executive officer)	September 29, 2006

* Steve Marcum	Executive Vice-President and Chief Financial Officer (principal financial and accounting officer)	September 29, 2006

* Floyd H. Ellis	Chairman	September 29, 2006

* Jerry E. Baker	Director	September 29, 2006

* Billy J. Bell	Director	September 29, 2006

* Barry D. Bray	Director	September 29, 2006

* John C. Desmarais	Director	September 29, 2006

* John J. Kelly	Director	September 29, 2006

* Sarah G. Grise	Director	September 29, 2006

* Christopher B. Guthrie	Director	September 29, 2006

* Joe B. Natcher		Director	September 29, 2006

* John T. Perkins		Director	September 29, 2006

* Jack W. Sheidler		Director	September 29, 2006

* Wilson L. Stone		Director	September 29, 2006

*By:	/s/ Mary D. Cohron Mary D. Cohron Attorney-in-Fact		September 29, 2006

EXHIBIT INDEX

1.1	Form of underwriting agreement among Citizens First Corporation, Sandler O’Neill + Partners, L.P. and J.J.B. Hilliard, W.L. Lyons, Inc.†
2	Stock Purchase Agreement among Citizens First Corporation, Farmers Capital Bank Corporation and Kentucky Banking Centers, Inc. dated June 1, 2006 (incorporated by reference to Exhibit 2 of the Registrant’s Form 8-K filed June 7, 2006).
3.1	Restated Articles of Incorporation of Citizens First Corporation, as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form SB-2 (No. 333-103238)).
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3. 3 of the Registrant’s Form 10-QSB dated June 30, 2004).
3.3	Amended and Restated Bylaws of Citizens First Corporation (incorporated by reference to Exhibit 3 of the Registrant’s Form 8-K filed April 24, 2006).
4.1	Restated Articles of Incorporation of Citizens First Corporation, as amended (see Exhibit 3.1).
4.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (see Exhibit 3.2).
4.3	Amended and Restated Bylaws of Citizens First Corporation (see Exhibit 3.3).
5	Opinion of Wyatt, Tarrant & Combs, LLP.
10.1	Employment Agreement between Citizens First Corporation and Mary D. Cohron as amended by First Amendment to Employment Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed March 17, 2005).*
10.2	Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed March 17, 2005).*
10.3	Employment Agreement between Citizens First Corporation and J. Steven Marcum (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed October 13, 2005).*
10.4	Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed March 17, 2005).*
10.5	2002 Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form SB-2 (No. 333-103238)).*
10.6	2003 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form SB-2 (No. 333-103238)).*
10.7	Management Bonus Compensation Plan (incorporated by reference to Exhibit 10 of the Registrant’s Form 8-K filed January 25, 2006)*
10.8	Business Loan Agreement and related Promissory Note between The Bankers Bank and Citizens First Corporation dated September 26, 2006 (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed September 27, 2006.
10.9	Second Amendment to Employment Agreement between Citizens First Corporation and Mary D. Cohron dated August 17, 2006 (incorporated by reference to Exhibit 10 of the Registrant’s Form 8-K filed August 23, 2006).
10.10	First Amendment to Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed September 27, 2006).
10.11	First Amendment to Employment Agreement between Citizens First Corporation and Steve Marcum incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed September 27, 2006).
10.12	First Amendment to Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed September 27, 2006).
21	Subsidiaries (incorporated by reference to Exhibit 21 of the Registrant’s Registration Statement on Form SB-2 (No. 333-103238)).
23.1	Consent of Crowe Chizek and Company LLC.
23.2	Consent of BKD, LLP.
23.3	Consent of Crowe Chizek and Company LLC.

23.4	Consent of Wyatt, Tarrant, & Combs LLP (appears in its opinion filed as Exhibit 5).
24	Power of Attorney.†

*	Denotes a management contract compensatory plan or arrangement.

†	Previously filed.